                                                                       Exhibit 2


THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU ARE RECOMMENDED TO SEEK YOUR OWN FINANCIAL ADVICE FROM YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL ADVISER, DULY AUTHORISED UNDER THE FINANCIAL SERVICES ACT 1986, IMMEDIATELY.

If you have sold or otherwise transferred all your SGB Shares, please send this document, the accompanying Form of Acceptance and the reply-paid envelope at once to the purchaser or transferee, or to the stockbroker, bank or other agent through or to whom the sale or transfer was effected for delivery to the purchaser or transferee. HOWEVER, SUCH DOCUMENTS SHOULD NOT BE FORWARDED OR TRANSMITTED IN OR INTO THE UNITED STATES, CANADA, JAPAN OR AUSTRALIA.

Lazard, which is regulated in the UK by the Securities and Futures Authority Limited, is acting exclusively for Harsco and Harsco Investment and no one else in connection with the Offer and will not be responsible to anyone other than Harsco and Harsco Investment for providing the protections afforded to customers of Lazard nor for providing advice in relation to the Offer or any other matter referred to herein.

This document should be read in conjunction with the accompanying Form of Acceptance.


                                   CASH OFFER
                                       BY
                                     LAZARD
                                  ON BEHALF OF
                            HARSCO INVESTMENT LIMITED
                         A WHOLLY OWNED UK SUBSIDIARY OF
                               HARSCO CORPORATION
                                       FOR
                                  SGB GROUP PLC


ACCEPTANCES SHOULD BE DESPATCHED AS SOON AS POSSIBLE AND, IN ANY EVENT, SO AS TO BE RECEIVED BY POST OR BY HAND BY COMPUTERSHARE SERVICES PLC AT P.O. BOX 859, THE PAVILIONS, BRIDGWATER ROAD, BRISTOL BS99 1XZ OR BY HAND ONLY DURING NORMAL WORKING HOURS TO COMPUTERSHARE AT 7TH FLOOR, JUPITER HOUSE, TRITON COURT, 14 FINSBURY SQUARE, LONDON EC2A 1BR NOT LATER THAN 3.00 P.M. ON 10 JUNE 2000. THE PROCEDURE FOR ACCEPTANCE OF THE OFFER IS SET OUT ON PAGES 6 TO 9 OF THIS DOCUMENT AND IN THE ACCOMPANYING FORM OF ACCEPTANCE.

The Offer is not being made, directly or indirectly, in or into, or by use of the mails or any means or instrumentality (including, without limitation, facsimile transmission, telex or telephone) of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States, nor is it being made in Canada, Japan or Australia and the Offer should not be accepted by any such use, means, instrumentality or facilities or from within the United States, Canada, Japan or Australia. Doing so may render invalid any purported acceptance. Accordingly, all persons (including nominees, trustees and custodians) who would, or otherwise intend to, forward this document and the accompanying Form of Acceptance must not distribute or send them in, into or from the United States, Canada, Japan or Australia, and doing so may render invalid any related purported acceptance of the Offer.

                                         CONTENTS

                                                                       Page
LETTER FROM THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF HARSCO            3
LETTER FROM LAZARD                                                        4
     1.   Introduction                                                    4
     2.   Irrevocable Undertaking                                         4
     3.   The Offer                                                       4
     4.   Information on Harsco                                           4
     5.   Information on SGB                                              5
     6.   Background to and Reasons for the Offer                         6
     7.   Compulsory Acquisition and De-listing                           6
     8.   Management and Employees                                        6
     9.   Further Details of the Offer                                    6
    10.   SGB Share Option Schemes                                        6
    11.   Procedure for Acceptance of the Offer                           6
    12.   Settlement                                                      9
    13.   United Kingdom Taxation                                        10
    14.   Further Information                                            10
    15.   Action to be taken                                             10

APPENDIX
      I   Conditions and further terms of the Offer                      11
     II   Further Information on Harsco and Harsco Investment            28
    III   Further Information on SGB                                     64
     IV   Calculations and Sources of Information                        87
      V   Additional Information                                         88
     VI   Definitions                                                    92

                        [Harsco Corporation Letterhead]



                                                                     20 May 2000

To SGB Shareholders and, for information only, to participants in the SGB Share Option Schemes

Dear Shareholder,

                               CASH OFFER FOR SGB GROUP PLC


On 16 May 2000, Harsco announced the terms of a cash Offer for SGB Group PLC. The Offer values the entire issued share capital of SGB at approximately pound sterling188 million. Full details of the Offer are set out in the letter from Lazard on pages 4 to 10 of this document.

Harsco is a diversified provider of industrial services and products to major customers in strategic worldwide industries, including steel, gas and energy, and infrastructure development. In the year ended 31 December 1999, Harsco had sales of USD1,717 million (pound sterling1,133 million) and currently has a market capitalisation of approximately US$1,146 million (pound sterling756 million). Our Patent Construction Systems business is a North American market leader in access equipment and services. A combination with SGB, which also holds a significant position in its geographic markets, would be capable of serving major customers on a global basis.

We believe Harsco is capable of providing the best possible environment to assist in the enhancement of SGB's business. Harsco looks forward to working with SGB in building a strong, mutually beneficial future.

Prior to the announcement of the Offer, we were able to secure an irrevocable undertaking to accept the Offer from Mowlem in respect of the 38,250,000 SGB Shares held by it, representing 50.96 per cent. of SGB's issued share capital, subject only to Mowlem shareholders' approval. Mowlem has also agreed to recommend that Mowlem shareholders vote in favour of a resolution to approve such acceptance at a forthcoming EGM of Mowlem.

We believe our Offer of 250p per SGB share in cash represents fair value for your SGB Shares. It gives you, the SGB Shareholder:

-      certain value now;

-      a premium of 56.7 per cent. to the pre-announcement price;

- an exit multiple of 10.1 times earnings per share for the last financial year.

Having reached agreement with Mowlem, we remain hopeful that the Board of SGB will recommend this Offer, which we believe is in the interest of both shareholders and employees.

WE STRONGLY URGE YOU TO ACCEPT OUR CASH OFFER AS SOON AS POSSIBLE AND, IN ANY EVENT, BY NOT LATER THAN 3.00 P.M. ON 10 JUNE 2000.

                                     Yours faithfully,

                                      Derek Hathaway
                           Chairman and Chief Executive Officer

                              [Lazard Letterhead]

                                                                     20 May 2000

To SGB Shareholders and, for information only, to participants in the SGB Share Option Schemes

Dear Shareholder,

                          CASH OFFER FOR SGB GROUP PLC

1.   INTRODUCTION
Harsco announced on 16 May 2000 the terms of a cash Offer, to be made by Lazard on behalf of Harsco Investment, a wholly-owned UK subsidiary of Harsco, to acquire the whole of the issued and to be issued share capital of SGB.

The Offer is 250p in cash for each SGB Share, valuing the entire issued share capital of SGB at approximately pound sterling188 million. Assuming the exercise of all outstanding options, the Offer values SGB at approximately pound sterling195.9 million.

ACCEPTANCES OF THE OFFER SHOULD BE RECEIVED AS SOON AS POSSIBLE AND IN ANY EVENT NOT LATER THAN 3.00 P.M. ON 10 JUNE 2000.

The conditions and terms of the Offer are set out in Appendix I and in the Form of Acceptance.

2.   IRREVOCABLE UNDERTAKING
Harsco Investment has received an irrevocable undertaking to accept the Offer from Mowlem, in respect of 38,250,000 SGB Shares (representing 50.96 per cent. of SGB's issued share capital). This undertaking is subject only to Mowlem obtaining its shareholders' approval and otherwise will lapse only in the event of the Offer lapsing or being withdrawn.

3.   THE OFFER
Lazard hereby offers to acquire, on behalf of Harsco Investment, on the terms and conditions set out or referred to in this document and in the accompanying Form of Acceptance, all of the SGB Shares on the following basis:

                FOR EACH SGB SHARE               250P IN CASH.

The Offer represents a premium of 56.7 per cent. to the closing middle market price of 159.5p per SGB Share on 15 May 2000, the last business day prior to the announcement of the Offer.

The Offer value of 250p per SGB Share represents a multiple of 10.1 times SGB's basic pre-exceptional earnings per share of 24.8p for the 12 months ended 31 December 1999.

This letter contains the formal Offer by Lazard, on behalf of Harsco Investment, for your SGB Shares. The procedure for acceptance of the Offer is set out below and detailed on the accompanying Form of Acceptance to which your attention is drawn.

4.   INFORMATION ON HARSCO
Harsco is a diversified provider of industrial services and products to major customers in strategic worldwide industries, including steel, gas and energy, and infrastructure development.

Harsco's operations are organised in three core business segments: (i) Mill Services; (ii) Gas and Fluid Control; and (iii) Infrastructure. Harsco operates out of more than 300 service, manufacturing, sales and distribution locations in 32 countries.

The Mill Services Group is the world's leading provider of outsourced services to the steel industry and other metal producers and is a leading manufacturer of high quality industrial abrasives and roofing granules. For the year ended 31 December 1999, Mill Services accounted for approximately 42 per cent. of Harsco's net sales.

The Gas and Fluid Control Group is the premier supplier of technology, products and services to the global gas production and energy industries. Products include gas containment products, gas control products, liquid petroleum gas tanks, industrial pipe fittings and conduit pipe products and cylinders, pressure vessels and structures for gas storage. It also provides custom-designed and manufactured air-cooled heat exchangers. For the year ended 31 December 1999, Gas and Fluid Control accounted for approximately 33 per cent. of Harsco's net sales.

The Infrastructure Group serves the worldwide railroad maintenance-of-way and non-residential construction industries. Services include scaffolding, concrete forming and shoring products, industrial grating products and highway bridge decking. The Infrastructure Group also includes a manufacturer of water heaters and boilers for commercial, institutional and industrial buildings and a producer of blenders, dryers and mixers for the chemical and food processing industries. For the year ended 31 December 1999, Infrastructure accounted for approximately 25 per cent. of Harsco's net sales.

For the year ended 31 December 1999, Harsco had sales of US$1,717 million (pound sterling1,133 million), net income from continuing operations of US$91 million (pound sterling60 million) and basic earnings per share of US$2.22 (pound sterling1.46). Total assets as at 31 December 1999 were US$1,660 million (pound sterling1,095 million) with shareholders' equity of US$650 million (pound sterling429 million).

Harsco is quoted on the New York, Pacific, Boston and Philadelphia stock exchanges under the ticker symbol "HSC" and has a stock market capitalisation of approximately US$1,146 million
(pound sterling756 million).

5.   INFORMATION ON SGB
SGB is a holding company of a group of companies whose principal activities are the manufacture, supply and hire of a wide range of access and access related products and services. SGB's operations are organised as four business units:
SGB UK's operations, SGB International, SGB North Europe and SGB South Europe.

SGB UK's operations, the largest in the Group, comprise seven businesses:
Contracts, Branch Operations, Manufacturing, Rovacabin, Youngman, Powered Access and Channel Islands. For the year ended 31 December 1999, SGB UK's operations accounted for approximately 61 per cent. of SGB's consolidated sales (including joint ventures).

SGB International includes SGB's U.S., Middle East, Far East and Eastern European operations. For the year ended 31 December 1999, SGB International accounted for approximately 16 per cent. of SGB's consolidated sales (including joint ventures).

SGB North Europe covers Northern Europe including Austria, Denmark, Germany and Holland but excluding the UK. The core activity of this division is the provision of contract scaffolding services in oil and petrochemical plants. For the year ended 31 December 1999, SGB North Europe accounted for approximately 16 per cent. of SGB's consolidated sales (including joint ventures).

SGB South Europe serves France and Belgium and for the year ended 31 December 1999, SGB South Europe accounted for approximately 7 per cent. of SGB's consolidated sales (including joint ventures).

For the year ended 31 December 1999, SGB reported turnover (including joint ventures) of pound sterling282.9 million, profit before taxation and exceptional items of pound sterling26.6 million and basic earnings per SGB Share of 24.8p. As at 31 December 1999, SGB reported net assets of pound sterling126.6 million.

6.   BACKGROUND TO AND REASONS FOR THE OFFER
In recent years, Harsco has sought to transform itself into a diversified provider of industrial services to global customers in the strategic industrial sectors of steel, gas, energy and infrastructure development.

Harsco's Infrastructure Group has continued to benefit from the increasing trend towards services outsourcing by its major customers, and has improved its market penetration by building on its excellent record of safety, customer service and innovation.

The Board of Harsco believes that the acquisition of SGB provides an excellent opportunity to implement this strategy further by capitalising on the increasing globalisation of the major markets it serves.

7.   COMPULSORY ACQUISITION AND DE-LISTING
If sufficient acceptances are received and/or sufficient SGB Shares are otherwise acquired, Harsco intends to apply the provisions of sections 428 to 430F of the Companies Act to acquire compulsorily any other outstanding SGB Shares. After the Offer becomes or is declared unconditional in all respects, Harsco intends to procure the making of an application by SGB for the cancellation of the listing of the SGB Shares on the London Stock Exchange as soon as practicable and in any event by the time outstanding SGB Shares are acquired pursuant to the relevant provisions of the Companies Act referred to above. It is anticipated that such cancellation will take effect no earlier than 20 business days after the Offer becomes or is declared unconditional in all aspects.

8.   MANAGEMENT AND EMPLOYEES
Harsco confirms that the existing employment rights, including pension rights, of the employees of the SGB Group will be fully safeguarded.

9.   FURTHER DETAILS OF THE OFFER
The SGB Shares will be acquired by Harsco Investment free from all liens, equities, charges, encumbrances and other third party rights or interests and together with all rights now or hereafter attaching thereto, including voting rights and the right to receive and retain all dividends and other distributions (if any) declared, made or paid after 15 May 2000.

The Offer is subject to the conditions and further terms set out in Appendix I of this document and in the Form of Acceptance.

10.  SGB SHARE OPTION SCHEMES
The Offer will extend to any SGB Shares unconditionally allotted or issued whilst the Offer remains open for acceptance (or before such earlier date as the Offeror may, subject to the City Code, determine, not (without the consent of the Panel) being earlier than the date on which the Offer becomes unconditional as to acceptances or, if later, the first closing date of the Offer), as a result of the exercise of options granted under the SGB Share Option Schemes. Harsco will make appropriate proposals to option holders under the SGB Share Option Schemes in due course once the Offer becomes or is declared unconditional in all respects.

11.  PROCEDURE FOR ACCEPTANCE OF THE OFFER
THIS SECTION SHOULD BE READ TOGETHER WITH THE INSTRUCTIONS AND NOTES ON THE FORM OF ACCEPTANCE.

(a)  Completion of Form of Acceptance
You should note that if you hold SGB Shares in both certificated and uncertificated form (that is, in CREST), you should complete a separate Form of Acceptance for each holding. In addition, you should complete a separate Form of Acceptance for SGB Shares held in uncertificated form, but under different member account IDs, and for SGB Shares held in certificated form but under different designations. If you hold SGB Shares in CREST you should also refer to paragraphs (d) and (e) below. Additional Forms of Acceptance are available from Computershare Services PLC, PO Box 859, The Pavilions, Bridgwater Road, Bristol BS99 1XZ (telephone number: 0870 702 0100).

To accept the Offer in respect of all or any of your SGB Shares, you must complete Boxes 1 and 3 and, if appropriate, Boxes 5 and 6 and, if your SGB Shares are in CREST, Box 4. In all cases you must sign Box 2 of the enclosed Form of Acceptance IN THE PRESENCE OF A WITNESS, WHO SHOULD ALSO SIGN IN ACCORDANCE WITH THE INSTRUCTIONS PRINTED THEREON.

IF YOU HAVE ANY QUESTIONS AS TO HOW TO COMPLETE THE FORM OF ACCEPTANCE, PLEASE TELEPHONE COMPUTERSHARE (TELEPHONE NUMBER: 0870 702 0100).

(b)  Return of Form of Acceptance
TO ACCEPT THE OFFER, THE COMPLETED FORM(S) OF ACCEPTANCE SHOULD BE RETURNED WHETHER OR NOT YOUR SGB SHARES ARE IN CREST. THE COMPLETED FORM(S) OF ACCEPTANCE SHOULD BE RETURNED BY POST TO COMPUTERSHARE SERVICES PLC, P.O. BOX 859, THE PAVILIONS, BRIDGWATER ROAD, BRISTOL BS99 1XZ OR BY HAND TO COMPUTERSHARE SERVICES PLC, 7TH FLOOR, JUPITER HOUSE, TRITON COURT, 14 FINSBURY SQUARE, LONDON, EC2A 1BR, TOGETHER (SUBJECT TO PARAGRAPH (D) BELOW) WITH THE RELEVANT SHARE CERTIFICATE(S) AND/OR OTHER DOCUMENT(S) OF TITLE AS SOON AS POSSIBLE BUT IN ANY EVENT SO AS TO ARRIVE NO LATER THAN 3.00 P.M. ON 10 JUNE 2000. A reply-paid envelope for use in the UK only is enclosed for your convenience. No acknowledgement of the receipt of documents will be given by or on behalf of Harsco Investment. The instructions printed on Forms of Acceptance are deemed to form part of the terms of the Offer.

(c)  Documents of title
If your SGB Shares are in certificated form, a completed and signed Form of Acceptance should be accompanied by the relevant share certificate(s) and/or other document(s) of title. If for any reason the relevant share certificate(s) and/or the other document(s) of title is/are lost or not readily available, you should nevertheless complete, sign and lodge the Form of Acceptance as stated above so as to be received by Computershare, by no later than 3.00 p.m. on 10 June 2000. You should send, with the completed Form of Acceptance, any share certificate(s) and/or other document(s) of title which you may have available and a letter stating that the remaining documents will follow as soon as possible or that you have lost one or more of your share certificate(s) and/or documents of title. No acknowledgement of receipt of documents will be given. If you have lost your share certificate(s) and/or other document(s) of title, you should contact SGB's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA (telephone number: 01903 502 541), for a letter of indemnity for the lost share certificate(s) and/or other document(s) of title which, when completed in accordance with the instructions given, should be returned by post or by hand to Computershare, as above.

(d) Additional Procedures for SGB Shares in uncertificated form (that is, in CREST)
If your SGB Shares are in uncertificated form, you should insert in Box 4 of the enclosed Form(s) of Acceptance the participant ID and member account ID under which such SGB Shares are held by you in CREST and otherwise complete and return the Form(s) of Acceptance as described above. In addition, you should take (or procure to be taken) the action set out below to transfer the SGB Shares in respect of which you wish to accept the Offer to an escrow balance (that is, a TTE instruction) specifying Computershare Services PLC (in its capacity as a CREST participant under its participant ID referred to below) as the Escrow Agent, as soon as possible AND IN ANY EVENT SO THAT THE TRANSFER TO ESCROW SETTLES NO LATER THAN 3.00 P.M. ON 10 JUNE 2000.

IF YOU ARE A CREST PERSONAL MEMBER, YOU SHOULD REFER TO YOUR CREST SPONSOR BEFORE TAKING ANY ACTION. Your CREST sponsor will be able to confirm details of your participant ID and the member account ID under which your SGB Shares are held. In addition, only your CREST sponsor will be able to sent the TTE instruction to CRESTCo in relation to your SGB Shares.

You should send (or, if you are a CREST personal member, procure that your CREST sponsor sends) a TTE instruction to CRESTCo which must be properly authenticated in accordance with CRESTCo's specifications and which must contain, in addition to the information that is required for a TTE instruction to settle in CREST, the following details:

     (i)  the number of SGB Shares to be transferred to an escrow balance;

     (ii) your member account ID. This must be the same member account ID as that inserted in Box 4 of the Form of Acceptance;

     (iii)your participant ID. This must be the same participant ID as the participant ID that is inserted in Box 4 of the Form of Acceptance;

     (iv) the participant ID of the Escrow Agent which is, for the purposes of the Offer, 3RAO9;

     (v) the member account ID of the Escrow Agent which is, for the purposes of the Offer, HARSCO;

     (vi) the Form of Acceptance reference number. This is the reference number that appears at the top of page three of the Form of Acceptance. This reference number should be inserted in the first eight characters of the shared note field on the TTE instruction. Such insertion will enable Computershare to match the transfer to escrow to your Form of Acceptance. You should keep a separate record of this reference number for future reference;

     (vii)the intended settlement date. This should be as soon as possible and in any event no later than 3.00 p.m. on 10 June 2000; and

     (viii) the Corporate Action Number for the Offer is allocated by CRESTCo and can be found by viewing the relevant Corporate Action details in CREST.

After settlement of the TTE instruction, you will not be able to access the SGB Shares concerned in CREST for any transaction or charging purposes. If the Offer becomes or is declared unconditional in all respects, the Escrow Agent will transfer the SGB Shares concerned to itself in accordance with paragraph (e) of Part C of Appendix I to this document.

You are recommended to refer to the CREST manual published by CRESTCo for further information on the CREST procedures outlined above. For ease of processing, you are requested, wherever possible, to ensure that a Form of Acceptance relates to only one transfer to escrow.

If no Form of Acceptance reference number, or an incorrect Form of Acceptance reference number is included in the TTE instruction Harsco Investment may treat any number of SGB Shares transferred to an escrow balance in favour of the Escrow Agent specified above from the participant ID and member account ID identified in the TTE instruction as relating to any Form(s) of Acceptance which relate(s) to the same member account ID and participant ID (up to the amount of SGB Shares inserted or deemed to be inserted on the Form(s) of Acceptance concerned).

YOU SHOULD NOTE THAT CRESTCO DOES NOT MAKE AVAILABLE SPECIAL PROCEDURES IN CREST FOR ANY PARTICULAR CORPORATE ACTION. NORMAL SYSTEM TIMINGS AND LIMITATIONS WILL THEREFORE APPLY IN CONNECTION WITH A TTE INSTRUCTION AND ITS SETTLEMENT. YOU SHOULD THEREFORE ENSURE THAT ALL NECESSARY ACTION IS TAKEN BY YOU (OR BY YOUR CREST SPONSOR) TO ENABLE A TTE INSTRUCTION RELATING TO YOUR SGB SHARES TO SETTLE PRIOR TO 3.00 P.M. ON 10 JUNE 2000. IN THIS REGARD, YOU ARE REFERRED IN PARTICULAR TO THOSE SECTIONS OF THE CREST MANUAL CONCERNING PRACTICAL LIMITATIONS OF THE CREST SYSTEM AND TIMINGS.

Harsco Investment will make an appropriate announcement if any of the details contained in this paragraph (d) alter for any reason.

(e) Deposits of SGB Shares into, and withdrawals of SGB Shares from, CREST Normal CREST procedures (including timings) apply in relation to any SGB Shares that are, or are to be, converted from uncertificated to certificated form, or from certificated to uncertificated form during the course of the Offer (whether any such conversion arises as a result of a transfer of SGB Shares or otherwise). Holders of SGB Shares who are proposing so to convert any such SGB shares are recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the SGB Shares as a result of the conversion to take all necessary steps in connection with an acceptance of the Offer (in particular, as regards delivery of share certificate(s) or other document(s) of title or transfers to an escrow balance as described above) prior to 3.00 p.m. on 10 June 2000.

(f) Validity of acceptance
Without prejudice to Parts B and C of Appendix I of this document, Harsco Investment and Lazard reserve the right to treat as valid in whole or in part any acceptance of the Offer which is not entirely in order or which is not accompanied by the relevant TTE instruction or (as applicable) the relevant share certificate(s) and/or other document(s) of title. In that event, no payment of cash under the Offer will be made until after the relevant TTE instruction has settled or (as applicable) the relevant share certificate(s) and/or other document(s) of title or indemnities satisfactory to Harsco Investment have been received.

(g)  Overseas shareholders
The attention of SGB Shareholders who are citizens or residents of jurisdictions outside the UK is drawn to paragraph 6 of Part B and paragraph (b) of Part C of Appendix I of this document, and to the relevant provisions of the Form of Acceptance. The availability of the Offer to persons not resident in the UK may be affected by the laws of the relevant jurisdictions. Persons not resident in the UK should inform themselves about and observe any applicable requirements.

The Offer is not being made, directly or indirectly, in or into, the United States, Canada, Australia or Japan. Accordingly, any accepting SGB Shareholder who is unable to give the warranties set out in paragraph (b) of Part C of Appendix I to this document will be deemed not to have accepted the Offer.

IF YOU ARE IN ANY DOUBT AS TO THE PROCEDURE FOR ACCEPTANCE, PLEASE CONTACT COMPUTERSHARE BY TELEPHONE ON 0870 702 0100. YOU ARE REMINDED THAT, IF YOU ARE A CREST PERSONAL MEMBER, YOU SHOULD CONTACT YOUR CREST SPONSOR BEFORE TAKING ANY ACTION.

12.  SETTLEMENT
Subject to the Offer becoming or being declared unconditional in all respects (except as provided in paragraph 6 of Part B of Appendix I in the case of certain SGB Shareholders who are not resident in the UK), settlement of the consideration to which any SGB Shareholder is entitled under the Offer will be effected (i) in the case of acceptances received, complete in all respects, by the date on which the Offer becomes or is declared unconditional in all respects, within 14 days of such date, or (ii) in the case of acceptances of the Offer received, complete in all respects, after the date on which the Offer becomes or is declared unconditional in all respects but while it remains open for acceptance, within 14 days of such receipts in the following manner:

(a)  SGB Shares in uncertificated form (that is, in CREST)
Where an acceptance relates to SGB Shares in uncertificated form, settlement of any cash consideration to which the accepting SGB Shareholder is entitled will be paid by means of CREST by Harsco Investment procuring the creation of an assured payment obligation in favour of the accepting SGB Shareholder's payment bank in respect of the cash consideration due, in accordance with the CREST assured payment arrangements.

Harsco Investment reserves the right to settle all or any part of the consideration referred to this paragraph (a), for all or any accepting SGB Shareholder(s), in the manner referred to in paragraph (b) below, if, for any reason, it wishes to do so.

(b)  SGB Shares in certificated form
Where an acceptance relates to SGB Shares in certificated form, settlement of any cash due will be despatched by first class post (or by such other method as the Panel may approve). All such payments will be made in pounds sterling by cheque drawn on a branch of a UK clearing bank.

(c)  General
If the Offer does not become or is not declared unconditional in all respects
(i) share certificate(s) and/or other document(s) of title will be returned by post (or such other method as may be approved by the Panel), within 14 days of the Offer lapsing, to the person or agent whose name and address (outside the United States, Canada, Australia or Japan) is set out in Box 6 of the Form of Acceptance or, if none is set out, to the first named holder at his registered address (outside the United States, Canada, Australia or Japan) and (ii) the Escrow Agent will, immediately after the lapsing of the Offer

(or within such longer period, not exceeding 14 days after the Offer lapsing, as the Panel may approve), give TFE instructions to CRESTCo to transfer all SGB Shares held in escrow balances and in relation to which it is the Escrow Agent to the original available balances of the SGB Shareholders concerned. ALL DOCUMENTS AND REMITTANCES SENT BY, TO OR FROM SGB SHAREHOLDERS OR THEIR APPOINTED AGENTS WILL BE SENT AT THEIR OWN RISK.

13.  UNITED KINGDOM TAXATION
THE FOLLOWING PARAGRAPHS, WHICH ARE INTENDED AS A GENERAL GUIDE ONLY, ARE BASED ON CURRENT UNITED KINGDOM LEGISLATION AND INLAND REVENUE PRACTICE AND ARE SUBJECT TO CHANGES THEREIN. THEY SUMMARISE CERTAIN LIMITED ASPECTS OF THE UK TAXATION TREATMENT OF THE ACCEPTANCE OF THE OFFER, AND THEY RELATE ONLY TO THE POSITION OF CERTAIN CLASSES OF TAXPAYERS AND ONLY THOSE SGB SHAREHOLDERS WHO ARE RESIDENT OR ORDINARILY RESIDENT IN THE UK FOR TAXATION PURPOSES AND WHO HOLD THEIR SGB SHARES BENEFICIALLY AS AN INVESTMENT (OTHERWISE THAN UNDER A PERSONAL EQUITY PLAN OR AN INDIVIDUAL SAVINGS ACCOUNT) AND NOT AS AN ASSET OF A FINANCIAL TRADER OR AS A BUSINESS ASSET. THE TAXATION POSITION OF SPECIAL CLASSES OF TAXPAYERS SUCH AS BANKS, INSURANCE COMPANIES AND COLLECTIVE INVESTMENT SCHEMES IS NOT CONSIDERED BELOW.

ANY SGB SHAREHOLDER OR OPTIONHOLDER WHO IS IN ANY DOUBT AS TO HIS TAXATION POSITION OR WHO IS SUBJECT TO TAXATION IN ANY JURISDICTION OTHER THAN THE UK, SHOULD CONSULT AN APPROPRIATE PROFESSIONAL ADVISER IMMEDIATELY.

(a)  UK taxation of chargeable gains
Liability to UK taxation of chargeable gains will depend on the individual circumstances of SGB Shareholders. Acceptance of the Offer will, if it becomes wholly unconditional, constitute a disposal or part disposal by the SGB Shareholder of his SGB Shares for the purposes of UK taxation of chargeable gains. Such a disposal or part disposal may, depending upon the individual circumstances of the SGB Shareholder (including the availability of any allowances, reliefs, exemptions or allowable losses), give rise to a liability to UK taxation on chargeable gains.

(b)  SGB Share Option Schemes
Special tax provisions may apply to SGB Shareholders who have acquired or acquire their SGB Shares by exercising options under the SGB Share Option Schemes including provisions imposing a charge to income tax when such an option is exercised or on any disposal of SGB Shares acquired on exercise. Further details will be provided to participants in these Schemes in due course if appropriate.

(c) Stamp duty and stamp duty reserve tax (SDRT)
No stamp duty or SDRT will be payable by SGB Shareholders as a result of accepting the Offer.

14.  FURTHER INFORMATION
Your attention is drawn to the further information contained in the Appendices to this document.

15.  ACTION TO BE TAKEN
TO ACCEPT THE OFFER, THE FORM OF ACCEPTANCE MUST BE COMPLETED, SIGNED AND RETURNED IN ACCORDANCE WITH THE INSTRUCTIONS THEREON, WHETHER OR NOT YOUR SGB SHARES ARE IN CREST, TOGETHER WITH SHARE CERTIFICATES AND/OR OTHER DOCUMENTS OF TITLE, AS APPROPRIATE. FORMS OF ACCEPTANCE SHOULD BE RETURNED AS SOON AS POSSIBLE BY POST OR BY HAND AND, IN ANY EVENT, SO AS TO BE RECEIVED BY COMPUTERSHARE AT THE ADDRESSES SPECIFIED IN PARAGRAPH 11(B) OF THIS LETTER AS SOON AS POSSIBLE AND IN ANY EVENT NOT LATER THAN 3.00 P.M. ON 10 JUNE 2000.

                                Yours faithfully,
                              for and on behalf of
                         Lazard Brothers & Co., Limited

      William Buist-Wells                              Richard Stables
           Director                                        Director

                                   APPENDIX I

                    CONDITIONS AND FURTHER TERMS OF THE OFFER

                         PART A CONDITIONS OF THE OFFER


The Offer is subject to the following conditions:

(a) valid acceptances being received (and not, where permitted, withdrawn) by not later than 3.00 p.m. (London time) on 10 June 2000 (or such later time(s) and/or date(s) as Harsco Investment may, subject to the rules of the City Code, decide) in respect of not less than 90 per cent. (or such lower percentage as Harsco Investment may decide) in nominal value of the SGB Shares to which the Offer relates, provided that this condition will not be satisfied unless Harsco and/or its wholly owned subsidiaries shall have acquired or agreed to acquire (whether pursuant to the Offer or otherwise) SGB Shares carrying in aggregate more than 50 per cent of the voting rights then normally exercisable at a general meeting of SGB, including for this purpose (except to the extent otherwise agreed by the Panel) any such voting rights attaching to any SGB Shares that are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise; and for this purpose:

     (i) the expression "SGB Shares to which the Offer relates" shall be construed in accordance with sections 428 to 430F of the Companies Act 1985, and

     (ii) SGB Shares which have been unconditionally allotted shall be deemed to carry the voting rights which they will carry upon issue;

(b) the passing at an Extraordinary General Meeting of Mowlem (or at any adjournment thereof) of an ordinary resolution to approve the disposal by Mowlem of its entire shareholding in the ordinary issued share capital of
     SGB:

(c) no Third Party having intervened and there not continuing to be outstanding any statute, regulation or order of any Third Party in each case which would or might reasonably be expected (in any case to an extent which is material in the context of the Wider Harsco Group or the Wider SGB Group, as the case may be, taken as a whole) to:

     (i) make the Offer, its implementation or the acquisition or proposed acquisition by Harsco or any member of the Wider Harsco Group of any shares or other securities in, or control or management of, SGB or any member of the Wider SGB Group void, illegal or unenforceable in any jurisdiction, or otherwise directly or indirectly restrain, prevent, prohibit, restrict or delay the same or impose additional conditions or obligations with respect to the Offer or such acquisition, or otherwise impede, challenge or interfere with the Offer or such acquisition, or require amendment to the terms of the Offer or the acquisition or proposed acquisition of any SGB Shares or the acquisition of control of SGB or the Wider SGB Group by Harsco Investment;

     (ii) limit or delay the ability of any member of the Wider Harsco Group or any member of the Wider SGB Group to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or other securities in, or to exercise voting or management control over, any member of the Wider SGB Group or any member of the Wider Harsco Group;

     (iii) require, prevent or delay the divestiture or alter the terms envisaged for any proposed divestiture by any member of the Wider Harsco Group of any shares or other securities in SGB;

     (iv) require, prevent or delay the divestiture or alter the terms envisaged for any proposed divestiture by any member of the Wider Harsco Group or by any member of the Wider SGB Group of all or any portion of their respective businesses, assets or properties or impose any limitation on the ability of any of them to conduct any of their respective businesses or to own or control any of their respective assets or properties or any part thereof;

     (v) except pursuant to Part XIIIA of the Companies Act, require any member of the Wider Harsco Group or of the Wider SGB Group to acquire, or to offer to acquire, any shares or other securities (or the equivalent) in any member of either group owned by any third party;

     (vi) limit the ability of any member of the Wider Harsco Group or of the Wider SGB Group to conduct or integrate or co-ordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the Wider Harsco Group or of the Wider SGB Group;

     (vii) result in any member of the Wider SGB Group or the Wider Harsco Group ceasing to be able to carry on business under any name under which it presently does so; or

     (viii) otherwise adversely affect the business, assets, profits, financial or trading position or prospects of any member of the Wider SGB Group or of the Wider Harsco Group,

     and all applicable waiting and other time periods during which any Third Party could intervene under the laws of any relevant jurisdiction having expired, lapsed or been terminated;

(d) without limitation to condition (c) above.

     (i) the Office of Fair Trading having indicated, in terms satisfactory to Harsco Investment, that it is not the intention of the Secretary of State for Trade and Industry to refer the proposed acquisition of SGB by Harsco Investment, or any matters arising from that proposed acquisition, to the Competition Commission; and

     (ii) if required, all filings having been made and all or any applicable waiting periods (including any extensions thereof) under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the regulations thereunder having expired, lapsed or been terminated as appropriate in each case in respect of the proposed acquisition of SGB by Harsco Investment, or any matters arising from that proposed acquisition;

(e) all notifications and filings which are necessary or are reasonably considered appropriate by Harsco Investment having been made, all appropriate waiting and other time periods (including any extensions of such waiting and other time periods) under any applicable legislation or regulation of any relevant jurisdiction having expired, lapsed or been terminated (as appropriate) and all statutory or regulatory obligations in any relevant jurisdiction having been complied with in each case in connection with the Offer or the acquisition or proposed acquisition of any shares or other securities in, or control of, SGB or any other member of the Wider SGB Group by any member of the Wider Harsco Group or the carrying on by any member of the Wider SGB Group of its business;

(f) all Authorisations which are necessary or are reasonably considered necessary or appropriate by Harsco Investment in any relevant jurisdiction for or in respect of the Offer or the acquisition or proposed acquisition of any shares or other securities in, or control of, SGB or any other member of the Wider SGB Group by any member of the Wider Harsco Group or the carrying on by any member of the Wider SGB Group of its business having been obtained, in terms and in a form satisfactory to Harsco Investment, from all appropriate Third Parties or from any persons or bodies with whom any member of the Wider SGB Group has entered into contractual arrangements in each case where the absence of such Authorisation would have a material adverse effect on the Wider SGB Group taken as a whole and all such Authorisations remaining in full force and effect and there being no notice or intimation of any intention to revoke, suspend, restrict, modify or not to renew any of the same at the time at which the Offer becomes otherwise unconditional;

(g) except as otherwise publicly announced by SGB (by the delivery of an announcement to the Company Announcements Office in accordance with the rules governing the admission of securities to the official list of the UK Listing Authority or as included herein (publicly announced)) prior to 15 May 2000, there being no provision of any arrangement, agreement, licence, permit, franchise or other instrument to which any member of the Wider SGB Group is a party, or by or to which any such member or any of its assets is or are or may be bound, entitled or subject or any circumstance, which, in each case as a consequence of the Offer or the acquisition or proposed acquisition of any shares or other securities in, or control of, SGB or any other member of the Wider SGB Group by any member of the Wider Harsco Group or otherwise, could or might reasonably be expected to result in, (in any case to an extent which would be material in the context of the Wider SGB Group taken as a whole):

     (i) any monies borrowed by or any other indebtedness or liabilities (actual or contingent) of, or any grant available to, any member of the Wider SGB Group being or becoming repayable or capable of being declared repayable immediately or prior to its stated repayment date or the ability of any member of the Wider SGB Group to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn;

     (ii) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interests of any member of the Wider SGB Group or any such mortgage, charge or other security interest (wherever created, arising or having arisen) becoming enforceable;

     (iii) any such arrangement, agreement, licence, permit, franchise or instrument, or the rights, liabilities, obligations or interests of any member of the Wider SGB Group thereunder, being, or becoming capable of being, terminated or adversely modified or affected or any adverse action being taken or any obligation or liability arising thereunder;

     (iv) any asset or interest of any member of the Wider SGB Group being or falling to be disposed of or ceasing to be available to any member of the Wider SGB Group or any right arising under which any such asset or interest could be required to be disposed of or could cease to be available to any member of the Wider SGB Group otherwise than in the ordinary course of business;

     (v) the creation of liabilities (actual or contingent) by any member of the Wider SGB Group;

     (vi) the rights, liabilities, obligations or interests of any member of the Wider SGB Group under any such arrangement, agreement, licence, permit, franchise or other instrument or the interests or business of any such member in or with any other person, firm, company or body (or any arrangement or arrangements relating to any such interests or business) being terminated adversely modified or affected; or

     (vii) the financial or trading position or the prospects or the value of any member of the Wider SGB Group being prejudiced or adversely affected,

     and no event having occurred which, under any provision of any such arrangement, agreement, licence, permit or other instrument, could result in any of the events or circumstances which are referred to in paragraphs
     (i) to (vii) of this condition (g);

(h) since 31 December 1999 and except as disclosed in SGB's annual report and accounts for the year then ended or as otherwise publicly announced by SGB prior to 15 May 2000 no member of the Wider SGB Group having:

     (i) issued or agreed to issue, or authorised or proposed the issue of, additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities other than as between SGB and wholly-owned subsidiaries of SGB and other than any options granted and any shares issued upon the exercise of any options granted under any of the SGB Share Option Schemes;

     (ii) purchased or redeemed or repaid any of its own shares or other securities or reduced or made any other change to any part of its share capital;

     (iii) recommended, declared, paid or made any bonus, dividend or other distribution whether payable in cash or otherwise (other than to SGB or a wholly-owned subsidiary of SGB);

     (iv) made or authorised or proposed or announced any change in its loan capital;

     (v) other than any acquisition or disposal in the ordinary course of business (or a transaction between SGB and a wholly-owned subsidiary of SGB) merged with, demerged (or acquired any body corporate, partnership or business or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any assets (including shares in any undertaking and trade investments) or authorised the same (which in any case is material in the context of the Wider SGB Group taken as a whole);

     (vi) issued or authorised the issue of, or made any change in or to, any debentures or (except in the ordinary course of business) incurred or increased any indebtedness or liability (actual or contingent);

     (vii) entered into, varied, or authorised any agreement, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which:

          (A) is of a long term, onerous or unusual nature or magnitude or which is or could involve an obligation of such nature or magnitude; or

          (B)  could restrict the business of any member of the Wider SGB Group;
               or

          (C)  is other than in the ordinary course of business,

          in each case to an extent which is material in the context of the Wider SGB Group taken as a whole;

     (viii) entered into or changed the terms of, or made any offer (which remains open for acceptance) to enter into or change the terms of, any contract, agreement or arrangement with any of the directors or senior executives of any member of the Wider SGB Group;

     (ix) taken any corporate action or had any legal proceedings instituted or threatened against it or petition presented or order made for its winding-up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any of its assets and revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction (in each case with a material adverse effect on the Wider SGB Group taken as a whole);

     (x) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

     (xi) waived or compromised any claim with a material adverse effect on the Wider SGB Group taken as a whole;

     (xii)  made any alteration to its memorandum or articles of association;

     (xiii) entered into any agreement, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) or proposed or announced any intention with respect to any of the transactions, matters or events referred to in this condition (h);

(i) since 31 December 1999 and except as disclosed in SGB's annual report and accounts for the year then ended or as otherwise publicly announced by SGB prior to 15 May 2000:

     (i) there having been no adverse change or deterioration in the business, assets, financial or trading positions or profits or prospects of any member of the Wider SGB Group which is material in the context of the Wider SGB Group taken as a whole;

     (ii) no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider SGB Group is or may become a party (whether as plaintiff, defendant or otherwise) having been threatened, announced, implemented or instituted by or against or remaining outstanding against or in respect of any member of the Wider SGB Group which, in any such case, is material in the context of the Wider SGB Group taken as a whole;

     (iii) no contingent or other liability of any member of the Wider SGB Group having arisen or become apparent or increased which would or could reasonably be expected materially and adversely to affect the Wider SGB Group taken as a whole; and

     (iv) no enquiry or investigation (save as a result of the Offer) by, or complaint or reference to, any Third Party having been threatened, announced, implemented, instituted by or against or remaining outstanding against or in respect of any member of the Wider SGB Group which, in any such case, is material in the context of the Wider SGB Group taken as a whole;

(j) Harsco Investment not having discovered:

     (i) that any financial or business or other information concerning the Wider SGB Group disclosed at any time by or on behalf of any member of the Wider SGB Group, whether publicly, to any member of the Wider Harsco Group or otherwise, is misleading or contains any misrepresentation of fact or omits to state a fact necessary to make any information contained therein not misleading and which was not subsequently corrected before 15 May 2000 by disclosure either publicly or otherwise to Harsco Investment and, in any such case, to an extent which is material in the context of the Wider SGB Group;

     (ii) that any member of the Wider SGB Group or partnership, company or other entity in which any member of the Wider SGB Group has an interest and which is not a subsidiary undertaking of SGB is subject to any liability (actual or contingent) which is not disclosed in SGB's annual report and accounts for the financial year ended 31 December 1999 except as publicly announced prior to the date hereof and which is material in the context of the Wider SGB Group taken as a whole; or

     (iii) any information which affects the import of any information disclosed at any time by or on behalf of any member of the Wider SGB Group to an extent which is material in the context of the Wider SGB Group taken as a whole;

(k) Harsco Investment not having discovered:

     (i) that any past or present member of the Wider SGB Group has not complied with any applicable legislation or regulations of any jurisdiction with regard to the use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health, or otherwise relating to environmental matters or the health and safety of any person, or that there has otherwise been any such use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission (whether or not this constituted a non-compliance by any person with any legislation or regulations and wherever the same may have taken place) which, in any such case, would be likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Wider SGB Group and which is material in the context of the Wider SGB Group taken as a whole;

     (ii) that there is, or is likely to be, any liability, whether actual or contingent, to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the Wider SGB Group or any other property or any controlled waters under any environmental legislation, regulation, notice, circular, order or other lawful requirement of any relevant authority or third party or otherwise and which, in any such case, is material in the context of the Wider SGB Group taken as a whole; or

     (iii) that circumstances exist whereby a person or class of persons would be likely to have a claim in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the Wider SGB Group which is or would be material in the context of the Wider SGB Group taken as a whole.

For the purpose of these conditions:

(a) "Third Party" means any government, government department or governmental, quasi-governmental, supranational, statutory, regulatory or investigative body, authority (including any national anti-trust or merger control authority), court, trade agency, association, institution or professional or environmental body or any other person or body whatsoever in any relevant jurisdiction;

(b) a Third Party shall be regarded as having "intervened" if it has decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or made, proposed or enacted any statute, regulation, decision or order or taken any measures or other steps or required any action to be taken or information to be provided or otherwise having done anything and "intervene" shall be construed accordingly;

(c) "Authorisations" means authorisations, orders, grants, recognitions, determinations, certificates, confirmations, consents, licences, clearances, provisions and approvals.

Subject to the requirements of the Panel, Harsco Investment reserves the right to waive all or any of the above conditions, in whole or in part, except condition (a).

Conditions (b) to (k) (inclusive) must be fulfilled, be determined by Harsco Investment to be or remain satisfied or (if capable of waiver) be waived by midnight on the 21st day after the later of 10 June 2000 and the date on which condition (a) is fulfilled (or in each case such later date as Harsco Investment may, with the consent of the Panel, decide), failing which the Offer will lapse. Harsco Investment shall be under no obligation to waive (if capable of waiver), to determine to be or remain satisfied or to treat as fulfilled any of conditions (b) to (k) (inclusive) by a date earlier than the latest date specified above for the fulfilment of that condition.

If Harsco Investment is required by the Panel to make an offer for SGB Shares under the provisions of Rule 9 of the City Code, Harsco Investment may make such alterations to the conditions of the Offer, including to condition (a), as are necessary to comply with the provisions of that Rule.

The Offer will lapse if the acquisition of SGB by Harsco Investment is referred to the Competition Commission before the later of 3.00 p.m. on 10 June 2000 and the date when the Offer becomes or is declared unconditional as to acceptances.

If the Offer lapses it will cease to be capable of further acceptance. SGB Shareholders who have accepted the Offer and Harsco Investment shall then cease to be bound by acceptances delivered on or before the date on which the Offer lapses.

                        PART B FURTHER TERMS OF THE OFFER

The following further terms apply to the Offer. Except where the context otherwise requires, any reference in Parts B or C of this Appendix I and in the Form of Acceptance:

(i) to the "Offer" shall include any revision, variation or renewal thereof or extension of the Offer (as the case may be);

(ii) to the "Offer becoming unconditional" shall include references to the Offer being or being declared unconditional;

(iii) to the "acceptance condition" means the condition set out in paragraph (a) of Part A of this Appendix I;

(iv) to the "Offer becoming unconditional" means the acceptance condition being or becoming or being declared satisfied whether or not any other condition of the Offer remains to be fulfilled and references to the Offer having become or not becoming unconditional shall be construed accordingly;

(v) to "acceptances of the Offer" shall include deemed acceptances of the Offer.

1.   ACCEPTANCE PERIOD
(a) The Offer will initially be open for acceptance until 3.00 p.m. on 10 June 2000. Although no revision is envisaged, if the Offer is revised it will remain open for acceptance for a period of at least 14 days (or such other period as may be permitted by the Panel) from the date of despatching written notification of the revision to SGB Shareholders. Except with the consent of the Panel, no revision of the Offer may be posted to SGB Shareholders after 5 July 2000 or, if later, the date falling 14 days prior to the last date on which the Offer is capable of becoming unconditional.

(b) The Offer, whether revised or not, shall not (except with the consent of the Panel) be capable of becoming unconditional after midnight on 19 July 2000 (or any earlier time and/or date announced (and not withdrawn) by Harsco Investment as the date beyond which the Offer will not be extended) nor of being kept open for acceptance after that time and date, unless it has previously become unconditional, provided that Harsco Investment reserves the right, with the permission of the Panel, to extend the Offer to (a) later time(s) and/or date(s). Except with the consent of the Panel, Harsco Investment may not, for the purpose of determining whether the acceptance condition has been satisfied, take into account acceptances received or purchases of SGB Shares made after 1.00 p.m. on 19 July 2000 (or any earlier time and/or date announced (and not withdrawn) by Harsco Investment as the date beyond which the Offer will not be extended) or, if the Offer is so extended, any such later time and/or date as may be agreed with the Panel. If the latest time at which the Offer may become unconditional is extended beyond midnight on 19 July 2000, acceptances received and purchases of SGB Shares made in respect of which the relevant documents are received by Computershare after 1.00 p.m. on the relevant date may (except where the Code otherwise permits) only be taken into account with the agreement of the Panel.

(c) If the Offer becomes or is declared unconditional, it will remain open for acceptance for not less than 14 days from the date on which it would otherwise have expired. If the Offer has become unconditional and it is stated that the Offer will remain open until further notice, then not less than 14 days' notice in writing will be given prior to the closing of the Offer to those SGB Shareholders who have not accepted the Offer.

(d) If a competitive situation arises after a "no increase" and/or "no extension" statement has been made in relation to the Offer, Harsco Investment may, if it specifically reserves the right to do so at the time such statement is made, or otherwise with the consent of the Panel, withdraw such statement provided that it complies with the requirements of the Code and in particular that:

     (i) it announces such withdrawal within four business days after the announcement of' the competing offer and notifies SGB Shareholders in writing thereof at the earliest practicable opportunity or, in the case of SGB Shareholders with registered addresses outside the UK or whom Harsco Investment knows to be nominees, trustees or custodians holding SGB Shares for such persons, by announcement in the UK; and

     (ii) any SGB Shareholders who accepted the Offer after the date of the "no extension" or "no increase" statement are given a right of withdrawal in accordance with paragraph 3(c) below.

     Harsco Investment may, if it has reserved the right to do so, choose not to be bound by the terms of a "no increase" or "no extension" statement if it would otherwise prevent the posting of an increased or improved Offer which is recommended for acceptance by the board of directors of SGB, or in other circumstances permitted by the Panel.

(e) For the purpose of determining at any particular time whether the acceptance condition has been satisfied, Harsco Investment shall be entitled to take account only of those SGB Shares carrying voting rights which have been unconditionally allotted or issued before that time and written notice of the allotment or issue of which, containing all the relevant details, has been received by Computershare from SGB or its agents at either of the addresses specified in paragraph 3(a) below. Telex, e-mail or facsimile transmission will not be sufficient.

2.   ANNOUNCEMENTS
(a) By 8.00 a.m. on the business day (the "relevant day") following the day on which the Offer is due to expire or becomes or is declared unconditional or is revised or extended, Harsco Investment will make an appropriate announcement and simultaneously inform the UK Listing Authority of the position. Such announcement will (unless otherwise permitted by the Panel) also state (as nearly as practicable) the total number of SGB Shares and rights over SGB Shares:

     (i) for which acceptances of the Offer have been received (showing the extent, if any, to which such acceptances have been received from any person deemed to be acting in concert with Harsco Investment);

     (ii) acquired or agreed to be acquired by or on behalf of Harsco Investment or any person deemed to be acting in concert with Harsco Investment during the course of the Offer Period;

     (iii) held by or on behalf of Harsco Investment or any person deemed to be acting in concert with Harsco Investment prior to the Offer Period, and will specify the percentage of share capital represented by each of these figures.

(b) Any decision to extend the time and/or date by which the acceptance condition has to be fulfilled may be made at any time up to, and will be announced not later than, 8.00 a.m. on the relevant day (or such later time and/or date as the Panel may agree) and the announcement will state the next expiry date (unless the Offer is unconditional, in which case a statement may instead be made that the Offer will remain open until further notice). In computing the number of SGB Shares represented by acceptances and/or purchases, there may be included or excluded for announcement purposes acceptances and purchases not in all respects in order or subject to verification provided that such acceptances or purchases shall not be included unless they could be counted towards fulfilling the acceptance condition in accordance with paragraphs 5(e) and (f) below.

(c) In this Appendix I, references to the making of an announcement by or on behalf of Harsco Investment include the release of an announcement to the press by public relations consultants or by Lazard and the delivery by hand or telephone, telex or facsimile or other electronic transmission of an announcement to the Company Announcements Office. An announcement made otherwise than to the Company Announcements Office shall be notified simultaneously to the Company Announcements Office.

3.   RIGHTS OF WITHDRAWAL

(a) If Harsco Investment, having announced the Offer to be unconditional, fails to comply by 3.30 p.m. on the relevant day (or such later time and/or date as the Panel may agree) with any of the other relevant requirements specified in paragraph 2(a) above, an accepting SGB Shareholder may immediately thereafter withdraw his acceptance of the Offer by written notice signed by such accepting SGB Shareholder (or his agent duly appointed in writing and evidence of whose appointment in a form reasonably satisfactory to Harsco Investment is produced with the notice) given by post or by hand to Computershare, P.O. Box 859, The Pavilions, Bridgwater Road, Bristol BS99 1XZ or by hand only during normal business hours to Computershare, 7th Floor, Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR on behalf of Harsco Investment. Subject to paragraph 1(b) above, this right of withdrawal may be terminated not less than eight days after the relevant day by Harsco Investment confirming, if such be the case, that the Offer is still unconditional, and complying with the other requirements specified in paragraph 2(a) above. If any such confirmation is given, the first period of 14 days referred to in paragraph 1(c) above will run from the date of such confirmation and compliance.

(b) If by 3.00p.m. on 1 July 2000 (or such later time and/or date as the Panel may agree) the Offer has not become unconditional, an accepting SGB Shareholder may withdraw his acceptance at any time thereafter by written notice received by Computershare on behalf of Harsco Investment at either of the address(es) and in the manner referred to in paragraph 3(a) above, before the earlier of (i) the time when the Offer becomes unconditional and
     (ii) the final time for lodgement of acceptances of the Offer which can be taken into account in accordance with paragraph 1(b) above.

(c) If a "no increase" and/or "no extension" statement has been withdrawn in accordance with paragraph 1(d) above, any SGB Shareholder who accepts the Offer after such statement is made may withdraw his acceptance thereafter in the manner referred to in paragraph 3(a) above not later than the eighth day after the date on which notice of the withdrawal of such statement is posted to SGB Shareholders.

(d)  Except as provided by this paragraph 3, acceptances shall be irrevocable.

(e) In this paragraph 3, "written notice" (including any letter of appointment, direction or authority) means notice in writing bearing the original signature(s) of the relevant accepting SGB Shareholder(s) or his/their agent(s) duly appointed in writing (evidence of whose appointment in a form reasonably satisfactory to Harsco Investment is produced with the notice). Telex, e-mail or facsimile transmission or copies will not be sufficient to constitute written notice. No notice which is postmarked in, or otherwise appears to Harsco Investment or its agents to have been sent from, the United States, Canada, Japan or Australia will be treated as valid.

4.   REVISED OFFER
(a) Although no such revision of the Offer is envisaged, if the Offer (in its original or any previously revised form(s)) is revised (either in its terms and conditions or in the value or nature of the consideration offered or otherwise) and such revision represents, on the date on which such revision is announced, (on such basis as Lazard may consider appropriate) an improvement (or no diminution) in the value of the Offer as so revised compared with the consideration or terms previously offered or in the overall value received and/or retained by a SGB Shareholder (under the Offer or otherwise), the benefit of the revised Offer will, subject as provided in paragraphs 4(b), (c) and 6 below, be made available to SGB Shareholders who have accepted the Offer in its original or previously revised form(s) (hereinafter called "Previous Acceptors"). The acceptance by or on behalf of a Previous Acceptor of the Offer in its original or any previously revised form(s) shall, subject as provided in paragraphs 4(b),
     (c) and 6 below, be treated as an acceptance of the Offer as so revised and shall also constitute the separate appointment of any director of Harsco Investment and/or of Lazard as his attorney and/or agent with authority to accept any such revised Offer on behalf of such Previous Acceptor and, if such revised Offer includes alternative forms of consideration, to make elections and/or accept such alternative forms of consideration in such proportions as such attorney and/or agent in his absolute discretion thinks fit and to execute on behalf of and in the name of such Previous Acceptor all such further documents (if any) as may be required to give effect to such acceptances and/or elections. In making any such election and/or acceptance, such attorney and/or agent shall take into account the nature of any previous acceptances made by or on behalf of the Previous Acceptor and such other facts or matters as he may reasonably consider relevant.

(b) The deemed acceptance referred to in paragraph 4(a) above shall not apply and the authority conferred by paragraph 4(a) above shall not be exercised by any director of Harsco Investment or any director of Lazard if, as a result thereof, the Previous Acceptor would (on such basis as Lazard may consider appropriate) thereby receive and/or retain (as appropriate) less in aggregate under the Offer or otherwise than he would have received in aggregate as a result of acceptance of the Offer in the form in which it was previously accepted by him. The authorities conferred by paragraph 4(a) above shall not be exercised in respect of any election available under the revised Offer save in accordance with this paragraph.

(c) The deemed acceptance referred to in paragraph 4(a) above shall not apply and the authority conferred by paragraph 4(a) above shall be ineffective to the extent that a Previous Acceptor shall lodge with Computershare, within 14 days of the posting of the document pursuant to which the revision of the Offer is made available to SGB Shareholders, a Form of Acceptance or some other form issued by or on behalf of Harsco Investment in which he validly elects to receive the consideration receivable by him under such revised Offer in some other manner.

(d) The authorities conferred by this paragraph 4 and any acceptance of a revised Offer and any election pursuant thereto shall be irrevocable unless and until the Previous Acceptor becomes entitled to withdraw his acceptance under paragraph 3 above and duly does so.

(e) Harsco Investment reserves the right to treat an executed Form of Acceptance relating to the Offer (in its original or any previously revised form (s)) which is received after the announcement or issue of the Offer in any revised form as a valid acceptance of the revised Offer and such acceptance shall constitute an authority in the terms of paragraph 4(a) above mutatis mutandis on behalf of the relevant SGB Shareholder.

5.   GENERAL

(a) Save with the consent of the Panel, the Offer will lapse unless all the conditions have been fulfilled or (if capable of waiver) waived or, where appropriate, have been determined by Harsco Investment in its reasonable opinion to be or remain satisfied by 10 June 2000 or within 21 days after the date on which the Offer becomes unconditional, whichever is the later, or such later date as Harsco Investment may, with the consent of the Panel, decide. If the Offer lapses for any reason, the Offer shall cease to be capable of further acceptance and Harsco Investment and SGB Shareholders shall cease to be bound by prior acceptances.

(b) The expression "Offer Period" when used in this document means, in relation to the Offer, the period commencing on 16 May 2000 until whichever of the following dates shall be the latest: (i) 3.00 p.m. on 10 June 2000, (ii) the time and date on which the Offer becomes unconditional and (iii) the time and date on which the Offer lapses.

(c) Except with the consent of the Panel, settlement of the consideration to which any SGB Shareholder is entitled under the Offer will be implemented in full in accordance with the terms of the Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which Harsco Investment or Lazard may otherwise be, or claim to be, entitled as against such SGB Shareholder and will be posted not later than 14 days after the date on which the Offer becomes unconditional in all respects or 14 days after receipt of a valid and complete acceptance, whichever is the later.

(d) The terms, provisions, instructions and authorities contained in or deemed to be incorporated in the Form of Acceptance constitute part of the terms of the Offer. Words and expressions defined in this document will have the same meanings when used in the Form of Acceptance unless the context otherwise requires.

(e) Notwithstanding the right reserved by Harsco Investment to treat a Form of Acceptance as valid even though not entirely in order or not accompanied by the relevant share certificate(s) and/or other documents of title or not accompanied by the relevant TTE instructions, except as otherwise agreed with the Panel, an acceptance of the Offer will only be counted towards fulfilling the acceptance condition if the requirements of Note 4 and, if applicable, Note 6 on Rule 10 of the City Code are satisfied in respect of it.

(f) Except as otherwise agreed with the Panel, a purchase of SGB Shares by Harsco Investment or persons acting in concert with it or its nominee(s) will only be counted towards fulfilling the acceptance condition if the requirements of Note 5 and, if applicable, Note 6 on Rule 10 of the City Code are satisfied in respect of it.

(g) Except with the consent of the Panel, the Offer will not become or be declared unconditional unless Computershare has issued a certificate to Harsco Investment or Lazard which states the number of SGB Shares in respect of which acceptances have been received which comply with paragraph 5(e) above and the number of SGB Shares otherwise acquired, whether before or during the Offer Period, which comply with the requirements of paragraph 5(f) above. Copies of such certificate will be sent to the Panel and to SGB's financial adviser as soon as possible after it is issued.

(h) The Offer and all acceptances of it and the relevant Form of Acceptance and all contracts made pursuant to the Offer and action taken or made or deemed to be taken or made under any of the foregoing shall be governed by and construed in accordance with English law. Execution by or on behalf of a SGB Shareholder of a Form of Acceptance will constitute his submission, in relation to all matters arising out of or in connection with the Offer and the Form of Acceptance, to the jurisdiction of the Courts of England and his agreement that nothing shall limit the right of Harsco Investment or Lazard to bring any action, suit or proceeding arising out of or in connection with the Offer and the Form of Acceptance in any other manner permitted by law or in any court of competent jurisdiction.

(i) Any reference in this document and in the Form of Acceptance to 10 June 2000 shall, except in the final paragraph of Part A of this Appendix I and paragraphs 1(a) and 5(b) of this Part B of Appendix I and except where the context otherwise requires, be deemed, if the expiry date of the Offer be extended, to refer to the expiry date of the Offer as so extended.

(j) Any omission to despatch this document or the Form of Acceptance or any notice required to be despatched under the terms of the Offer to, or any failure to receive the same by, any person to whom the Offer is made, or should be made, shall not invalidate the Offer in any way or create any implication that the Offer has not been made to any such person. The Offer extends to any such person and to all SGB Shareholders to whom this document, the Form of Acceptance and any related documents may not be despatched or who may not receive such documents, and such persons may collect copies of those documents from Computershare at the address set out in paragraph 3(a) above.

(k) Without prejudice to any other provision in this Part B of Appendix I, Harsco Investment and Lazard reserve the right to treat acceptances of the Offer as valid if received by or on behalf of either of them at any place or places determined by them otherwise than as set out herein or in the Form of Acceptance.

(l) All powers of attorney, appointments of agents and authorities on the terms conferred by or referred to in this Appendix I or in the Form of Acceptance are given by way of security for the performance of the obligations of the SGB Shareholder concerned and are irrevocable (in respect of powers of attorney in accordance with section 4 of the Powers of Attorney Act 1971) except in the circumstances where the donor of such power of attorney, appointment or authority is entitled to withdraw his acceptance in accordance with paragraph 3 above and duly does so.

(m) No acknowledgement of receipt of any Form of Acceptance, transfer by means of CREST, share certificate(s) and/or other document(s) of title will be given. All communications, notices, certificates, documents of title and remittances to be delivered by or sent to or from SGB Shareholders (or their designated agent(s)) will be delivered by or sent to or from such SGB Shareholders (or their designated agent(s)) at their risk.

(n)  If the Offer does not become unconditional in all respects:

     (i) the Form of Acceptance and any share certificate(s) and/or other document(s) of title will be returned by post (or by such other method as may be approved by the Panel) within 14 days of the Offer lapsing, at the risk of the person entitled thereto, to the person or agent whose name and address outside the United States, Canada, Japan or Australia is set out in the relevant box on the form of Acceptance or, if none is set out, to the first-named holder at his/her registered address outside the United States, Canada, Japan or Australia. No such documents will be sent to an address in the United States, Canada, Japan or Australia.

     (ii) Computershare will, immediately after the lapsing of the Offer (or within such longer period as the Panel may permit, not exceeding 14 days of the lapsing of the Offer), give instructions to CRESTCo to transfer all SGB Shares held in escrow balances and in relation to which it is the escrow agent for the purposes of the Offer to the original available balances of the SGB Shareholders concerned.

(o) The Offer is made on 20 May 2000 and is capable of acceptance from and after that time. Copies of this document, the Form of Acceptance and any related documents are available from Computershare at the address(es) set out in paragraph 3(a) above from that time. The Offer is made by means of this document and by means of an advertisement inserted in the Financial Times dated 22 May 2000.

(p) If sufficient acceptances are received, Harsco Investment intends to apply the provisions of sections 428 to 430F of the Companies Act to acquire compulsorily any outstanding SGB Shares.

(q) After the Offer becomes or is declared unconditional in all respects, Harsco intends to procure the making of an application by SGB for the cancellation of the listing of the SGB Shares on the London Stock Exchange as soon as practicable and in any event by the time outstanding SGB Shares are acquired pursuant to the relevant provisions of the Companies Act;

(r) Harsco Investment and Lazard reserve the right to notify any matter (including the making of the Offer) to all or any SGB Shareholder(s) with
     (a) registered address(es) outside the UK or whom Harsco Investment or Lazard know to be nominees for such persons by announcement or paid advertisement in any daily newspaper published and circulated in the UK in which case such notice shall be deemed to have been sufficiently given notwithstanding any failure by any such shareholders to receive such notice, and all references in this document to notice in writing (other than in paragraphs 3(a), 3(b) and 3(c) above) shall be construed accordingly.

(s) If Harsco Investment is required by the Panel to make an offer for SGB Shares under the provisions of Rule 9 of the City Code, Harsco Investment may make such alterations to the conditions of the Offer as are necessary to comply with the provisions of that Rule.

(t) All references in this Appendix to any statute or statutory provision shall include a statute or statutory provision which amends, consolidates or replaces the same (whether before or after the date hereof).

(u) In relation to any acceptance of the Offer in respect of a holding of SGB Shares which are in uncertificated form, Harsco Investment reserves the right to make such alterations, additions or modifications as may be necessary or desirable to give effect to any purported acceptance of the Offer, whether in order to comply with the facilities or requirements of CREST or otherwise, provided such alterations, additions or modifications are consistent with the requirements of the Code or are otherwise made with the consent of the Panel.

6.   OVERSEAS SHAREHOLDERS

(a) The making of the Offer in, or to citizens, residents or nationals of jurisdictions outside the United Kingdom ("overseas shareholders"), may be affected by the laws of the relevant jurisdiction. Such overseas shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of any overseas shareholder wishing to accept the Offer to satisfy himself as to the full observance of the laws and regulatory requirements of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required or the compliance with other necessary formalities and the payment of any issue, transfer or other taxes or other requisite payments due in such jurisdiction. Any such SGB Shareholder will be responsible for any such issue, transfer or other taxes or other requisite payments by whomsoever payable and Harsco Investment shall be fully indemnified and held harmless by such overseas shareholder for any such issue, transfer or other taxes as Harsco Investment may be required to pay.

(b) In particular, the Offer is not being made, directly or indirectly, in or into, or by the use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex and telephone) of interstate or foreign commerce of, or any facility of a national securities exchange of, the United States, Canada, Australia or Japan. Harsco Investment will not (unless otherwise determined by Harsco Investment in its sole discretion and save as provided for in paragraph 6(c) below) mail or deliver, or authorise the mailing or delivery of, this document, the Form of Acceptance or any related offering document in or into the United States, Canada, Australia or Japan including to SGB Shareholders with registered addresses in the United States, Canada, Australia or Japan or to persons whom Harsco Investment knows to be trustees, nominees or custodians holding SGB Shares for such persons. Persons receiving such documents (including, without limitation, trustees, nominees or custodians) should not distribute or send them in or into the United States, Canada, Australia or Japan or use such mails or any such means or instrumentality for any purpose directly or indirectly in connection with the Offer and so doing may invalidate any purported acceptance. Persons wishing to accept the Offer should not use such mails or any such means or instrumentality for any purpose directly or indirectly related to acceptance of the Offer or such election. Envelopes containing the Form of Acceptance should not be postmarked in the United States, Canada, Australia or Japan or otherwise despatched from the United States, Canada, Australia or Japan and all acceptors must provide addresses outside the United States, Canada, Australia or Japan for the receipt of the remittance of cash or for the return of the Form of Acceptance, certificate(s) for SGB Shares and/or other document(s) of title.

(c) The provisions of this paragraph 6 and/or any other terms of the Offer relating to overseas shareholders may be waived, varied or modified as regards specific SGB Shareholder(s) or on a general basis by Harsco Investment in its absolute discretion. Subject to this, the provisions of this paragraph 6 supersede any terms of the Offer inconsistent therewith. References in this paragraph 6 to a SGB Shareholder shall include the person or persons executing a Form of Acceptance and, in the event or more than one person executing a Form of Acceptance, the provisions of this paragraph shall apply to them jointly and to each of them.

                                 PART C FORM OF ACCEPTANCE


Each SGB Shareholder by whom, or on whose behalf, a Form of Acceptance is executed and received by Computershare or by or on behalf of Harsco Investment or Lazard irrevocably undertakes, represents, warrants and agrees to and with Harsco Investment and Lazard, (so as to bind him, his personal representatives, heirs, successors and assigns) to the following effect:

(a) that the execution of a Form of Acceptance, whether or not any other Boxes are completed, shall constitute:

     (i) an acceptance of the Offer in respect of the relevant SGB Shareholder's entire holding of SGB Shares (or such lesser number as may have been inserted in Box 1 of the Form of Acceptance), provided that if a number is inserted in Box 1 which exceeds such shareholder's holding of SGB Shares, the acceptance will be deemed to have been made in respect of that shareholder's entire holding of SGB Shares; and

     (ii) an undertaking to execute any further documents and give any further assurances which may be required to enable Harsco Investment to obtain the full benefit of this Part C and/or to perfect any of the authorities expressed to be given hereunder, in each case on and subject to the terms and conditions set out or referred to in this document and the Form of Acceptance and that, subject only to the rights of withdrawal set out in paragraph 3 of Part B of this Appendix I, each such acceptance shall be irrevocable;

(b) that unless "No" has been inserted in Box 5 of the Form of Acceptance, such SGB Shareholder has not received or sent copies or originals of this document, the Form of Acceptance or any related documents in, into or from the United States, Canada, Japan or Australia and has not otherwise utilised in connection with the Offer, directly or indirectly, the mails of, or any means or instrumentality (including, without limitation, the post, facsimile transmission, telex and telephone) of interstate or foreign commerce or any facility of a national securities exchange of the United States, Canada, Japan or Australia; was outside the United States, Canada, Japan or Australia when the Form of Acceptance was delivered; and, in respect of the SGB Shares to which the Form of Acceptance relates, is not an agent or a fiduciary acting on a non-discretionary basis for a principal, unless such agent or fiduciary is an authorised employee of such principal or such principal has given any instructions with respect to the Offer from outside the United States, Canada, Japan or Australia;

(c) that the SGB Shares in respect of which the Offer is accepted or deemed to be accepted are sold free from all liens, equities, charges, encumbrances and other interests and together with all rights attaching thereto, including voting rights and the right to all dividends and other distributions declared, made or paid after 16 May 2000;

(d) that the execution of the Form of Acceptance and such receipt will constitute, subject to the Offer becoming unconditional in all respects and to the person accepting the Offer not having validly withdrawn his acceptance, the irrevocable appointment of each of Harsco Investment and Lazard and their respective directors and agents as such shareholder's attorney and/or agent (the "attorney"), and an irrevocable instruction to the attorney with the authority to complete and execute all or any form(s) of transfer and/or other document(s) at the discretion of the attorney in relation to the SGB Shares in respect of which the Offer has been accepted in favour of Harsco Investment or such other person or persons as Harsco Investment or its agents may direct and to deliver such form(s) of transfer and/or other document(s) at the discretion of the attorney and/or agent together with the share certificate(s) and/or other document(s) of title relating to such SGB Shares for registration within six months of the Offer becoming or being declared unconditional in all respects and to do all such other acts and things as may in the opinion of the attorney be necessary or expedient for the purposes of, or in connection with, the acceptance of the Offer and to vest in Harsco Investment or its nominee(s) the SGB Shares as aforesaid;

(e) that the execution of the Form of Acceptance and such receipt will constitute the irrevocable appointment of Computershare as such shareholder's attorney and/or agent and an irrevocable instruction and authority to the attorney and/or agent (i) subject to the Offer becoming unconditional in all respects in accordance with its terms and to an accepting SGB Shareholder not having validly withdrawn his acceptance, to transfer to itself (or to such other person or persons as Harsco Investment or its agents may direct) by means of CREST all or any of the Relevant SGB Shares (but not exceeding the number of SGB Shares in respect of which the Offer is accepted); and (ii), if the Offer does not become unconditional in all respects, to give instructions to CRESTCo, immediately after the lapsing of the Offer (or within such longer period as the Panel may permit, not exceeding 14 days of the lapsing of the Offer), to transfer all Relevant SGB Shares to the original available balance of the accepting SGB Shareholder. "Relevant SGB Shares" means SGB Shares in uncertificated form and in respect of which a transfer or transfers to escrow has or have been effected pursuant to the procedures described in paragraph 11(d) of the letter from Lazard contained in this document and where the transfer(s) to escrow was or were made in respect of SGB Shares held under the same member account ID and participant ID as the member account ID and participant ID relating to the Form of Acceptance concerned (but irrespective of whether or not any Form of Acceptance Reference Number, or a Form of Acceptance Reference Number corresponding to that appearing on the Form of Acceptance concerned, was included in the TTE instruction concerned);

(f) that the execution of the Form of Acceptance and such receipt will constitute, subject to the Offer becoming unconditional in all respects and to an accepting SGB Shareholder not having validly withdrawn his acceptance, an irrevocable authority and request:

     (i) to SGB or its agents to procure the registration of the transfer of the SGB Shares pursuant to the Offer and the delivery of the share certificate(s) and/or other document(s) of title in respect thereof to Harsco Investment or as it may direct;

     (ii) if the SGB Shares concerned are in certificated form, or if either of the provisos to sub-paragraph (iii) of this paragraph (f) apply to Harsco Investment or its agents, to procure the despatch by post (or by such other method as may be approved by the Panel) of a cheque drawn on a branch of a UK clearing bank for any cash consideration, to which an accepting SGB Shareholder becomes entitled pursuant to his acceptance of the Offer, at the risk of such SGB Shareholder to the person whose name and address is set out in Box 3 or, if applicable, Box 6 of the Form of Acceptance or, if none is set out, to the first named holder at his registered address (outside the United States, Canada, Japan and Australia);

     (iii) if the SGB Shares concerned are in uncertificated form, to Harsco Investment or its agents to procure the creation of an assured payment obligation in favour of the SGB Shareholder's payment bank in accordance with the CREST assured payment arrangements in respect of any cash consideration to which an accepting SGB Shareholder becomes entitled pursuant to his acceptance of the Offer, provided that (a) Harsco Investment may (if, for any reason, it wishes to do so) determine that all or any part of any such cash shall be paid by cheque despatched by post and (b) if the SGB Shareholder concerned is a CREST member whose registered address is in the United States, Canada, Japan or Australia, any cash to which such shareholder is entitled shall be paid by cheque despatched by post to the address set out in Box 6 of the Form of Acceptance or, if none is set out, to the first-named holder at his registered address outside the United States, Canada, Australia or Japan;

(g) that the execution of the relevant Form of Acceptance and such receipt will constitute the irrevocable appointment of each of Harsco Investment and Lazard and their respective directors and agents as such shareholder's attorney and/or agent (the "attorney") within the terms of paragraph 4 of Part B of this Appendix I and this Part C and with authority to execute any further documents and give any further assurances which may be required in connection with the matters referred to in Parts B and C of this Appendix I and an irrevocable undertaking to such attorney to execute any such further documents and/or give any such further assurances as may be required;

(h) that Harsco Investment shall be entitled after the Offer becomes or is declared wholly unconditional, to direct the exercise of any votes and any or all other rights and privileges (including the right to requisition the convening of a general or separate class meeting of SGB) attaching to any SGB Shares in respect of which the Offer has been accepted and not validly withdrawn, and the execution of the Form of Acceptance will constitute an authority to SGB from such shareholder to send any notice, circular, warrant or other document of communication which may be required to be sent to him as a member of SGB in respect of such shares (including any share certificate(s) or other document(s) of title issued as a result of conversion of such SGB Shares into certificated form) to Harsco Investment at its registered office, and an authority to Harsco Investment or any person nominated by Harsco Investment to sign any consent to short notice of a general or separate class meeting as his attorney and/or agent and on his behalf and/or to execute a form of proxy in respect of such SGB Shares appointing any person nominated by Harsco Investment to attend general and separate class meetings of SGB and to exercise the votes attaching to such shares on his behalf, where relevant, such votes to be cast so far as possible to satisfy any outstanding condition of the Offer, and will also constitute the agreement of such shareholder not to exercise any such rights without the consent of Harsco Investment and the irrevocable undertaking of such shareholder not to appoint a proxy for or to attend such general or separate class meeting. This authority will cease to be valid if the acceptance is withdrawn in accordance with paragraph 3 of Part B of this Appendix I;

(i) that he will deliver, or procure the delivery of, to Computershare, at the address(es) set out in paragraph 3(a) of Part B of this Appendix I, his share certificate(s) and/or other document(s) of title in respect of the SGB Shares in respect of which the Offer has been accepted and not validly withdrawn held by him in certificated form, or an indemnity acceptable to Harsco Investment in lieu thereof, as soon as possible and in any event within six months of the Offer becoming unconditional in all respects;

(j) that he will take (or procure to be taken) the action set out in paragraph 11(d) of the letter from Lazard contained in this document to transfer all SGB Shares in respect of which the Offer has been accepted held by him in uncertificated form to an escrow balance as soon as possible and in any event so that the transfer to escrow settles within 6 months of the Offer becoming unconditional in all respects;

(k) that if, for any reason, any SGB Shares in respect of which a transfer to an escrow balance has been effected in accordance with paragraph 11(d) of the letter from Lazard contained in this document are converted to certificated form, he will (without prejudice to paragraph (j) of this Part
     C) immediately deliver or procure the immediate delivery of the share certificate(s) or other document(s) of title in respect of all such SGB Shares as so converted to Computershare at either of the address(es) referred to in paragraph 3(a) of Part B of this Appendix I or to Harsco Investment at its registered office or as Harsco Investment or its agents may direct;

(l) that the creation of an assured payment obligation in favour of his payment bank in accordance with CREST assured payments arrangements as referred to in paragraph (f) (iii) of this Part C shall, to the extent of the obligation so created, discharge in full any obligation of Harsco Investment and/or Lazard to pay to him any cash consideration in respect of fractional entitlements to which he is entitled pursuant to the Offer;

(m) that he agrees to ratify each and every act or thing which may be done or effected by Harsco Investment or Lazard or any of their respective directors or agents or SGB or its agents, as the case may be, in the proper exercise of any of its or his powers and/or authorities hereunder;

(n) that he shall do all such acts and things as shall be necessary or expedient to vest in Harsco Investment or its nominee(s) the SGB Shares aforesaid and all such acts and things as may be necessary or expedient to enable Computershare to perform its function as Escrow Agent for the purposes of the Offer; and

(o) that if any provision of Part B of this Appendix I or this Part C shall be unenforceable or invalid or shall not operate so as to afford Harsco Investment or Lazard or any of their respective directors the benefit of the authority expressed to be given therein, he shall with all practicable speed do all such acts and things and execute all such documents that may be required to enable Harsco Investment and/or Lazard and/or any of their respective directors or agents to secure the full benefits of Part B of this Appendix I and this Part C.

     References in this Part C to a SGB Shareholder shall include references to the person or persons executing a Form of Acceptance and in the event of more than one person executing a Form of Acceptance the provisions of this Part C shall apply to them jointly and to each of them.

                                   APPENDIX II

               FURTHER INFORMATION ON HARSCO AND HARSCO INVESTMENT


1.   HARSCO INVESTMENT
Harsco Investment was incorporated on 4 May 2000 under the name Marksgood Limited (No. 3985379), changed its name to Harsco Investment Limited on 15 May 2000 and has its registered office at Commonwealth House, 2 Chalkhill Road, London, W6 8DW. Harsco Investment is a wholly owned subsidiary of Harsco and has been established for the purpose of making the Offer. It has an authorised share capital of pound sterling1,000 and an issued share capital of 1 ordinary share of pound sterling1.

2.   FINANCIAL INFORMATION ON HARSCO
The information contained in Section 3 of this Appendix for each of the years ended 31 December 1997, 1998 and 1999 has been extracted from the published audited consolidated financial statements of Harsco.

The information contained in Section 4 of this Appendix for each of the three months ended 31 March 1999, 2000 has been extracted from the published unaudited financial statements of Harsco.

3.   FINANCIAL INFORMATION FOR THE YEARS ENDED 31 DECEMBER 1999, 1998 AND 1997.

CONSOLIDATED STATEMENT OF INCOME OF HARSCO
The summarised consolidated profit and loss accounts of Harsco for the three years ended 31 December 1999 are set out below:

                                                                                            Years ended 31 December
                                                                               -------------------------------------------------
                                                                                  1999               1998               1997
                                                                                 (In US$ thousands, except per share amounts)
Revenues
Service sales                                                                  $   864,035        $   866,404        $   782,406
Product sales                                                                      852,653            867,054            845,072
Other                                                                                4,123              1,936              1,643
                                                                               -----------        -----------        -----------
Total revenues                                                                   1,720,811          1,735,394          1,629,121
                                                                               -----------        -----------        -----------
Costs and expenses
Cost of services sold                                                              666,560            666,806            584,290
Cost of products sold                                                              662,972            660,536            645,044
Selling, general, and administrative expenses                                      207,765            213,438            211,231
Research and development expenses                                                    7,759              6,977              6,090
Other (income) and expenses                                                          6,019             (4,264)             2,578
                                                                               -----------        -----------        -----------
Total costs and expenses                                                         1,551,075          1,543,493          1,449,233
                                                                               -----------        -----------        -----------
Income from continuing operations before interest, income
   taxes, and minority interest                                                    169,736            191,901            179,888
Interest income                                                                      4,662              8,378              8,464
Interest expense                                                                   (26,968)           (20,504)           (16,741)
                                                                               -----------        -----------        -----------
Income from continuing operations before income taxes and
   minority interest                                                               147,430            179,775            171,611
Provision for income taxes                                                          51,599             67,361             65,213
                                                                               -----------        -----------        -----------
Income from continuing operations before minority interest                          95,831            112,414            106,398
Minority interest in net income                                                      5,118              4,901              5,998
                                                                               -----------        -----------        -----------
Income from continuing operations                                                   90,713            107,513            100,400
Discontinued operations:
Equity in income of defense business (net of income taxes of US$14,082)                 --                 --             28,424
Gain on disposal of defense business (net of income taxes of US$100,006)                --                 --            150,008
                                                                               ===========        ===========        ===========
Net income                                                                     $    90,713        $   107,513        $   278,832
                                                                               ===========        ===========        ===========
Basic earnings per common share:
Income from continuing operations                                              $      2.22        $      2.36        $      2.06
Income from discontinued operations                                                     --                 --                .58
Gain on disposal of discontinued operations                                             --                 --               3.08
                                                                               ===========        ===========        ===========
Basic earnings per common share                                                $      2.22        $      2.36        $      5.72
                                                                               ===========        ===========        ===========
Average shares of common stock outstanding                                          40,882             45,568             48,754
                                                                               ===========        ===========        ===========
Diluted earnings per common share:
Income from continuing operations                                              $      2.21        $      2.34        $      2.04
Income from discontinued operations                                                     --                 --                .58
Gain on disposal of discontinued operations                                             --                 --               3.05
                                                                               -----------        -----------        -----------
Diluted earnings per common share                                              $      2.21        $      2.34        $      5.67
                                                                               ===========        ===========        ===========
Diluted average shares of common stock outstanding                                  41,017             45,911             49,192
                                                                               ===========        ===========        ===========



          See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET OF HARSCO

The consolidated balance sheet of Harsco as at 31 December 1999 is set out below:


                                                                                        31 December
                                                                                               1999
                                                                                            (In US$
                                                                                         thousands,
                                                                                       except share
                                                                                           amounts)
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                               $    51,266
Accounts receivable, net                                                                    331,123
Inventories                                                                                 172,198
Other current assets                                                                         58,368
                                                                                      --------------
TOTAL CURRENT ASSETS                                                                        612,955
                                                                                      --------------
Property, plant and equipment, net                                                          671,546
Cost in excess of net assets of businesses acquired, net                                    258,698
Other assets                                                                                116,624
                                                                                      ==============
TOTAL ASSETS                                                                            $ 1,659,823
                                                                                      ==============
LIABILITIES
CURRENT LIABILITIES
Short-term borrowings                                                                    $   32,014
Current maturities of long-term debt                                                          4,593
Accounts payable                                                                            132,394
Accured compensation                                                                         46,615
Income taxes                                                                                 44,154
Dividends payable                                                                             9,417
Other current liabilities                                                                   161,329
                                                                                      --------------
TOTAL CURRENT LIABILITIES                                                                   430,516
                                                                                      --------------
Long-term debt                                                                              418,504
Deferred income taxes                                                                        52,932
Insurance liabilities                                                                        37,097
Other liabilities                                                                            70,653
                                                                                      --------------
TOTAL LIABILITIES                                                                         1,009,702
                                                                                      --------------
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY
Preferred stock, Series A junior participating cumulative preferred stock
Common stock, par value $1.25, issued 66,221,544 as at 31 December 1999                      82,777

Additional paid-in capital                                                                   88,101

Accumulated other comprehensive income (expense)                                            (80,538)

Retained earnings                                                                         1,155,586
                                                                                      --------------
                                                                                          1,245,926
Treasury stock, at cost (26,149,759 Shares)                                               (595,805)
                                                                                      --------------
TOTAL SHAREHOLDERS' EQUITY                                                                  650,121
                                                                                      ==============
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                             $ 1,659, 823
                                                                                      ==============


          See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS OF HARSCO
The consolidated cash flow statement of Harsco for the year ended 31 December 1999 is set out below:


                                                                            Year ended
                                                                      31 December 1999
                                                                               (In US$
                                                                            thousands)
                                                                      ----------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                            $  90,713
Adjustments to reconcile net income to net cash provided by
   operating activities:
Depreciation                                                            122,777
Amortization                                                             13,076
Equity in income of unconsolidated entities                              (3,004)
Dividends or distributions from unconsolidated entities                   3,369
Deferred income taxes                                                       193
Other (income) and expenses                                               6,019
Other, net                                                                5,205
Changes in assets and liabilities, net of acquisitions and
   dispositions of businesses:
Accounts receivable                                                     (28,157)
Inventories                                                              15,934
Accounts payable                                                         (1,238)
Disbursements related to discontinued defense business                  (14,605)
Other assets and liabilities                                              3,671
                                                                      ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES                               213,953
                                                                      ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment                             (175,248)
Purchase of businesses, net of cash acquired*                           (48,907)
Proceeds from sale of businesses                                         17,718
Proceeds from sale of property, plant and equipment                      14,381
Other investing activities                                               (2,618)
                                                                      ---------
NET CASH USED BY INVESTING ACTIVITIES                                  (194,674)
                                                                      ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Short-term borrowings, net                                              (10,546)
Current maturities and long-term debt: Additions                        214,133
                                       Reductions                      (103,410)
Cash dividends paid on common stock                                     (37,022)
Common stock issued-options                                               2,272
Common stock acquired for treasury                                      (71,860)
Other financing activities                                               (2,495)
                                                                      ---------
NET CASH (USED) BY FINANCING ACTIVITIES                                  (8,928)
                                                                      ---------
Effect of exchange rate changes on cash                                    (647)
                                                                      ---------
Net increase in cash and cash equivalents                                 9,704
Cash and cash equivalents at beginning of year                           41,562
                                                                      =========
CASH AND CASH EQUIVALENTS AT END OF YEAR                              $  51,266
                                                                      =========
* Purchase of businesses, net of cash acquired
Working capital, other than cash                                      $  18,078
 Property, plant and equipment                                          (36,417)
Other noncurrent assets and liabilities, net                            (30,568)
                                                                      =========
Net cash used to acquire businesses                                   $ (48,907)
                                                                      =========


           See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


                                                              Accumulated Other Comprehensive Income (Expense)
                                                             ----------------------------------------------------
                                                                                            Net
                                                              Additional                 Unrealized
                                        Common Stock           Paid-In                    Investment      Pension
                                   ------------------------    Capital     Translation  Gains/(losses)   Liability
                                    Issued        Treasury
                                                      (In US$ thousands, except share amounts)
                                   -------------------------------------------------------------------------------
Balances, 31 December 1998          $ 82,594      (529,462)    $ 85,384      $ (51,391)            -       $(3,654)
                                   ----------   -----------  -----------    -----------   -----------    ---------
Net income
Cash dividends declared, $.91
   per share
Translation adjustments                                                        (27,273)
Pension liability adjustments,
   net of ($1,277) deferred
   income taxes                                                                                              1,780
Acquired during the year,
   2,326,798 shares                                (66,441)
Stock options exercised,
   146,164 shares                        183                      2,740
Other, 2,497 shares                                     98          (23)
                                   ----------   -----------  -----------   -----------      -----------    ---------
Balances, 31 December 1999          $ 82,777      (595,805)    $ 88,101     $  (78,664)      $     -       $(1,874)
                                   ==========   ==========   ==========    ===========      ===========    ========

                                                     Retained
                                        Total        Earnings
                                   ---------------------------
Balances, 31 December 1998         $  (55,045)       1,101,828
                                   -----------     -----------
Net income                                              90,713
Cash dividends declared, $.91
   per share                                           (36,955)
Translation adjustments               (27,273)
Pension liability adjustments,
   net of ($1,277) deferred
   income taxes                         1,780
Acquired during the year,
   2,326,798 shares
Stock options exercised,
   146,164 shares
Other, 2,497 shares
                                   -----------     -----------
Balances, 31 December 1999          $ (80,538)       1,155,586
                                   ==========      ===========




CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

                                                               Year ended 31 December
                                                          ----------------------------------
                                                               1999        1998        1997
                                                                 (In US$ thousands)
                                                          ----------------------------------
Net income                                                 $ 90,713   $ 107,513   $ 278,832
                                                          ----------  ----------  ----------
Other comprehensive income (expense):
Foreign currency translation adjustments                    (27,273)     (1,714)    (24,201)
Unrealized investment gains (losses), net of deferred
   income taxes                                                   -          28         (28)
Pension liability adjustments, net of deferred income         1,780      (2,385)       (650)
   taxes
                                                          ----------  ----------  ----------
Other comprehensive income (expense)                        (25,493)     (4,071)    (24,879)
                                                          ----------  ----------  ----------
Total comprehensive income                                 $ 65,220   $ 103,442   $ 253,953
                                                          ==========  ==========  ==========



NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF HARSCO
1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Consolidation
The consolidated financial statements include the accounts of Harsco Corporation and its majority-owned subsidiaries ("Company"). Investments in unconsolidated entities (all of which are 20-50% owned) are accounted for under the equity method.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, demand deposits, and short-term investments which are highly liquid in nature and have an original maturity of three months or less.

Inventories

Inventories are stated at the lower of cost or market. Inventories in the United States are accounted for using principally the last-in, first-out (LIFO) method. Other inventories are accounted for using the first-in, first-out (FIFO) or average cost methods.


Depreciation

Property, plant and equipment is recorded at cost and depreciated over the estimated useful lives of the assets using principally the straight-line method. When property is retired from service, generally the cost of the retirement is charged to the allowance for depreciation to the extent of the accumulated depreciation, and the balance is charged to income. Long-lived assets to be disposed are not depreciated while they are held for disposal.


Intangible Assets

Intangible assets consist principally of cost in excess of net assets of businesses acquired, which is amortized on a straight line basis over a period not to exceed 30 years. Accumulated amortization was $74.9 million at 31 December 1999.


Impairment of Long-Lived Assets

Long-lived assets, including cost in excess of net assets of businesses acquired and other intangible assets, used in the Company's operations are reviewed for impairment when events and circumstances indicate that the carrying amount of an asset may not be recoverable.

The Company's policy is to record an impairment loss when it is determined that the carrying amount of the asset exceeds the sum of the expected undiscounted future cash flows resulting from use of the asset and its eventual disposition. Impairment losses are measured as the amount by which the carrying amount of the asset exceeds its fair value. Long-lived assets to be disposed are reported at the lower of the carrying amount or fair value less cost to sell.


Revenue Recognition

Revenue is recognised for product sales generally when title and risk of loss transfer. Service sales are recognised over the contractual period or as services are performed.


Income Taxes

United States federal and state income taxes and non-U.S. income taxes are provided currently on the undistributed earnings of international subsidiaries and unconsolidated affiliated entities, giving recognition to current tax rates and applicable foreign tax credits, except when management has specific plans for reinvestment of undistributed earnings which will result in the indefinite postponement of their remittance. Deferred taxes are provided using the asset and liability method for temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.


Accrued Insurance and Loss Reserves

The Company retains a significant portion of the risk for workers' compensation, automobile, general and product liability losses. Reserves have been recorded which reflect the undiscounted estimated liabilities including claims incurred but not reported. Changes in the estimates of the reserves are included in net income in the period determined. Amounts estimated to be paid within one year have been classified as Other current liabilities, with the remainder included in Insurance liabilities.


Foreign Currency Translation

The financial statements of the Company's subsidiaries outside the United States, except for those subsidiaries located in highly inflationary economies, are principally measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rates as of the balance sheet date. Resulting translation adjustments are recorded in the cumulative translation adjustment, a separate component of other comprehensive income (expense). Income and expense items are translated at average monthly exchange rates. Gains and losses from foreign currency transactions are included in net income. For subsidiaries operating in highly inflationary economies, gains and losses on foreign currency transactions and balance sheet translation adjustments are included in net income.

Effective January 1997, the Company's operations in Mexico were accounted for as a highly inflationary economy since the three-year cumulative rate of inflation at 31 December 1996 exceeded 100 per cent. The functional currency for the Company's operations in Mexico was the U.S. dollar for 1997 and 1998. Effective January 1999, the three-year cumulative rate of inflation fell below 100 per cent. As of 1 January 1999, the Company measures the financial statements of its Mexican entities using the Mexican new peso as the functional currency.

Effective January 1998, the Company's operations in Brazil were no longer accounted for as a highly inflationary economy, because the three-year cumulative rate of inflation fell below 100 per cent. The Company measures the financial statements of its Brazilian entities using the Brazilian real as the functional currency.


Financial Instruments and Hedging

The Company has subsidiaries principally operating in North America, South America, Europe, and Asia-Pacific. These operations are exposed to fluctuations in related foreign currencies in the normal course of business. The Company seeks to reduce exposure to foreign currency fluctuations, through the use of forward exchange contracts. The Company does not hold or issue financial instruments for trading purposes, and it is the Company's policy to prohibit the use of derivatives for speculative purposes. The Company has a Foreign Currency Risk Management Committee that meets periodically to monitor foreign currency risks.

The Company executes forward foreign exchange contracts to hedge transactions of its non-U.S. subsidiaries for firm purchase commitments and for export sales denominated in foreign currencies. These contracts generally are for 90 to 180 days or less. For those contracts that hedge an identifiable transaction, gains or losses are deferred and accounted for as part of the underlying transaction. The cash flows from these contracts are classified consistent with the cash flow from the transaction being hedged. The Company also enters into forward foreign exchange contracts for intercompany foreign currency commitments. These foreign exchange contracts do not qualify as hedges. Therefore, gains and losses are recognized in income based on fair market value.


Options for Common Stock

The Company uses the intrinsic value based method to account for options granted for the purchase of common stock. No compensation expense is recognized on the grant date, since at that date, the option price equals the market price of the underlying common stock. The Company discloses the pro-forma effect of accounting for stock options under the fair value method.


Earnings Per Share

Basic earnings per share is calculated using the average shares of common stock outstanding, while diluted earnings per share reflects the potential dilution that could occur if stock options were exercised.


Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Reclassifications

Certain reclassifications have been made to prior years' amounts to conform with current year classifications.

New Financial Accounting Standards Not Yet Adopted

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), with an amended effective date for fiscal years beginning after 15 June 2000. SFAS 133 requires that an entity recognize on its balance sheet all derivative instruments as either assets or liabilities at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or Other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction, and, if it is, the type of hedge transaction. The Company will adopt SFAS 133 as of 1 January 2001. Due to the Company's limited use of derivative instruments, SFAS 133 is not expected to have a material effect on the financial position or results of operations of the Company.

2. DISCONTINUED DEFENSE BUSINESS

On 25 August 1997, the Company and FMC Corporation signed an agreement to sell United Defense, L.P. for $850 million, and the sale was completed on 6 October 1997. Prior to the sale, FMC had been the managing general partner and 60% owner of United Defense, L.P., while the Company owned the balance of 40% as the limited partner. United Defense supplies ground combat and naval weapons systems for the U.S. and military customers worldwide.

On the Consolidated Statement of Income under Discontinued Operations, "Equity in income of defense business" includes equity income through August 1997 (the measurement date) from the Company's 40% interest in United Defense, L.P. The sale resulted in pre-tax cash proceeds to the Company in 1997 of $344 million and resulted in an after tax gain on the sale of $150 million or $3.08 per share after taking into account certain retained liabilities from the partnership and estimated post-closing net worth adjustments, as well as pre-partnership formation contingencies and other defense business contingencies.

Disbursements related to the discontinued defense business, principally legal fees and settlements, are shown separately on the Consolidated Statement of Cash Flows for 1999.

3. ACQUISITIONS AND DISPOSITIONS


Acquisitions

In October 1999, the Company acquired Charter plc's Pandrol Jackson railway track maintenance business. The transaction was completed for approximately $48 million in cash plus assumption of liabilities, for a total consideration of approximately $65 million. Pandrol Jackson manufactures and markets worldwide a wide range of equipment and services used in railway track maintenance. In December 1999, the Company completed the sale of the railway switch, crossing and transit grinding business obtained as part of the Pandrol Jackson railway maintenance acquisition. This business with annual sales of approximately $6 million was divested in accordance with an agreement with the Department of Justice as a condition to the acquisition of Pandrol Jackson.

In July 1999, the Company acquired certain assets and assumed certain liabilities of Structural Accessories, Inc. The total consideration was approximately $2 million. Structural accessories, Inc. manufactures and sells bridge bearings and expansion joints.

In February 1999, the Company acquired certain assets and assumed certain liabilities of Natural Gas Vehicle Systems, Inc. Total consideration was approximately $3 million. Natural Gas Vehicle Systems, Inc. manufactures cylinders used in vehicles which use natural gas.

In October 1998, the Company acquired Superior Valve Company from Amcast Industrial Corporation. Superior Valve designs, manufactures, and sells high pressure, precision valves for a range of commercial and industrial applications.

In June 1998, the Company acquired Chemi-Trol Chemical Co. for approximately $46 million. Chemi-Trol's principal business is the production and distribution of steel pressure tanks for the storage of propane gas and anhydrous ammonia.

In April 1998, the Company acquired Faber Prest Plc for approximately $98 million. Faber Prest is a UK-based provider of mill services to worldwide steel producers and integrated logistics services to the steel industry and other market sectors.

In February 1998, the Company acquired EFI Corporation (EFIC) from Real Electronics Plc for approximately $7.2 million. EFIC produces lightweight composite cylinders used extensively in fire-fighter breathing apparatus as well as other industrial and commercial applications.

All acquisitions have been accounted for using the purchase method of accounting with cost in excess of net assets of businesses acquired totalling $9.4 million in 1999 and $94.6 million in 1998. Results of operations are included in income since the dates of acquisition.

The following unaudited pro-forma consolidated net sales, net income, and earnings per share data are presented as if the above businesses had been acquired at the beginning of the periods presented.

                                   for Years Ended 31 December
Proforma Information            1999                          1998
                             (In US$ millions, except per share data)
Net sales                    $   1,767                     $   1,929
Net income                          90                            97
Basic earnings per share          2.20                          2.13
Diluted earnings per share        2.19                          2.12
                             =========                     =========

The unaudited pro-forma information is not necessarily indicative of the results of operations that would have occurred had the purchases been made at the beginning of the periods presented, or of the future results of the combined operations.

The pro-forma information includes the actual results of the acquired businesses prior to the acquisition dates. These results do not reflect the effect of reorganization actions, synergies, cost reductions and other benefits resulting from the combinations. Additionally, the pro-forma information reflects amortization of the cost in excess of net assets acquired and interest expense on assumed borrowings for acquisitions for the full periods presented.


Dispositions

In October 1998, the Company completed the sale of Nutter Engineering to the Sulzer Chemtech division of Swiss-based Sulzer Technology Corporation. Nutter had sales of approximately $25 million and $24 million in 1998 and 1997, respectively.

The sale of HydroServ SAS was completed in December 1998.

The Company completed the sales of Astralloy Wear Technology in March 1999; the pavement marking and vegetation control business of Chemi-Trol in August 1999; and the Manchester truck dealership in September 1999. Additionally, the Company plans to dispose of its investments in Bio-Oxidation Services Inc., Gunness Wharf Limited and Flixborough Wharf Limited.

4. ACCOUNTS RECEIVABLE AND INVENTORIES

Accounts receivable are net of an allowance for doubtful accounts of US$13.3 million at 31 December 1999.

                                                                           1999
                                                                        (In US$
                                                                      thousands)
Inventories consist of:
Finished goods                                                         $ 37,715
Work-in-process                                                          37,198
Raw materials and purchased parts                                        76,911
Stores and supplies                                                      20,374
                                                                       --------
                                                                       $172,198
                                                                       ========
Valued at lower of cost or market:
LIFO basis                                                             $132,366
FIFO basis                                                               16,483
Average cost basis                                                       23,349
                                                                       --------
                                                                       $172,198
                                                                       ========

Inventories valued on the LIFO basis at 31 December 1999 were approximately US$28.4 million less than the amounts of such inventories valued at current costs.

As a result of reducing certain inventory quantities valued on the LIFO basis, net income increased from that which would have been recorded under the FIFO basis of valuation, by US$1.1 million.

5. PROPERTY, PLANT AND EQUIPMENT

                                                                            1999
                                                                         (In US$
                                                                      thousands)
Property, plant and equipment consists of:
Land and improvements                                                 $   28,847
Buildings and improvements                                               147,742
Machinery and equipment                                                1,243,437
Uncompleted construction                                                  79,797
                                                                      ----------
                                                                       1,499,823
Less accumulated depreciation                                            828,277
                                                                      ----------
                                                                      $  671,546
                                                                      ==========

The estimated useful lives of different types of assets are generally:

Land improvements                                                                       10 years
Buildings and improvements                                                        10 to 50 years
Certain plant, buildings and installations (principally Mill Services Segment)     3 to 15 years
Machinery and equipment                                                            3 to 20 years

6. DEBT AND CREDIT AGREEMENTS

The Company has a $400 million Five-Year Competitive Advance and Revolving Credit Facility ("credit facility") maturing in July 2001. Borrowings under this agreement are available in U.S. dollars or Eurocurrencies and the credit facility serves as back-up to the Company's U.S. commercial paper program. Interest rates are either negotiated, based upon the U.S. federal funds interbank market, prime, or based upon the London Interbank Offered Rate (LIBOR) plus a margin. The Company pays a facility fee (0.08% per annum as of 31 December 1999) that varies based upon its credit ratings. At 31 December 1999 there were no borrowings outstanding.

The Company can also issue up to $400 million of short-term notes in the U.S. commercial paper market. In addition, the Company has a three billion Belgian franc commercial paper program (approximately U.S. $75 million at 31 December
1999) which is used to fund the Company's international operations. The Company limits the aggregate commercial paper and credit facility borrowings at any one time to a maximum of $400 million. Commercial paper interest rates, which are based on market conditions, have been lower than on comparable borrowings under the credit facility. At 31 December 1999 $233.7 million of commercial paper was outstanding. Commercial paper is classified as long-term debt at 31 December 1999 because the Company has the ability and intent to refinance it on a long-term basis through existing long-term credit facilities.

Short-term debt amounted to $32.0 million at 31 December 1999. The weighted average interest rate for short-term borrowings at 31 December 1999 was 4.6%.

Long-term debt consists of:

                                                                                            1999
                                                                                         (In US$
                                                                                       thousands)
6.0% notes due 15 September 2003                                                        $150,000
Commercial paper borrowings, with a weighted average interest rate of 5.8% as of
     31 December 1999                                                                    233,746
Faber Prest loan notes due 31 October 2008 with interest based on sterling LIBOR
     minus .75% (5.4% at 31 December 1999)                                                16,285
Industrial development bonds, payable in varying amounts from 2001 to 2005 with a
     weighted average interest rate of 6.4% as of 31 December 1999                        11,400
Other financing payable in varying amounts to 2005 with a weighted average interest
rate of 7.3% as of 31 December 1999                                                       11,666
                                                                                        --------
                                                                                         423,097
Less current maturities                                                                    4,593
                                                                                        --------
                                                                                        $418,504
                                                                                        ========

The credit facility and certain notes payable agreements contain covenants restricting, among other things, the amount of debt as defined in the agreement that can be issued. At 31 December 1999, the Company was in compliance with these covenants.

The maturities of long-term debt for the four years following 31 December 2000, are:

                                                                         (In US$
                                                                      thousands)
2001                                                                    $242,927
2002                                                                       2,049
2003                                                                     150,967
2004                                                                       4,778

Cash payments for interest on all debt was $25.0 US$ millions in 1999. Capitalized interest was US$893 thousand in 1999.

The Company has on file with the Securities and Exchange Commission, a Form S-3 shelf registration for the possible issuance of up to an additional US$200 million of new debt securities, preferred stock, or common stock.

7. LEASES

The Company leases certain property and equipment under non-cancelable operating leases. Rental expense under such operating leases was US$16.9 millions in 1999.

Future minimum payments under operating leases with non-cancelable terms are:

                                                                         (In US$
                                                                      thousands)

2000                                                                    $15,703
2001                                                                     12,534
2002                                                                      9,399
2003                                                                      7,268
2004                                                                     13,309
After 2004                                                               16,598


8. EMPLOYEE BENEFIT PLANS

Pension Benefits

The Company has pension and profit sharing retirement plans, most of which are noncontributory, covering substantially all of its employees. The benefits for salaried employees generally are based on years of service and the employee's level of compensation during specified periods of employment. Plans covering hourly employees generally provide benefits of stated amounts for each year of service. The multi-employer plans in which the Company participates provide benefits to certain unionized employees. The Company's funding policy for qualified plans is consistent with statutory regulations and customarily equals the amount deducted for income tax purposes. The Company's policy is to amortize prior service costs over the average future service period of active plan participants.

                                             1999          1998          1997
                                                    (In US$ thousands)
PENSION EXPENSE
Defined benefit plans:
      Service cost                         $ 15,882      $ 13,785      $  9,519
      Interest cost                          23,048        21,367        15,129
      Expected return on plan assets        (36,848)      (39,859)      (27,604)
      Recognized prior service costs          2,052         1,307         1,368
      Recognized (gains) or losses              278        (4,034)       (3,517)
      Amortization of transition asset       (2,447)       (2,453)       (2,457)
      Curtailment (gains) or losses              --           542        (5,468)
                                           --------      --------      --------
                                              1,965        (9,345)      (13,030)
Multi-employer plans                          4,922         4,054         4,457
Defined contribution plans                    4,466         6,043         4,131
                                           --------      --------      --------
Pension (income) expenses                  $ 11,353      $    752      $ (4,442)
                                           ========      ========      ========

In 1997, the curtailment gain of $5.5 million was the result of a sizable reduction in the number of employees under a plan related to a discontinued facility. This gain, along with certain costs, was recorded under Other (income) and expenses in the Consolidated Statement of Income.

The change in the financial status of the pension plans and amounts recognized in the Consolidated Balance Sheet at 31 December 1999 are:

                                                                          1999
Pension Benefits                                                       (In US$
                                                                    thousands)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year                             $ 371,454
Service cost                                                           15,882
Interest cost                                                          23,048
Plan participants' contributions                                        1,887
Amendments                                                              5,416
Actuarial (gain) loss                                                 (42,466)
Benefits paid                                                         (15,229)
Obligations of acquired companies                                       8,574
Effect of foreign currency                                             (5,598)
                                                                    ---------
Benefit obligation at end of year                                   $ 362,968
                                                                    =========
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year                      $ 458,241
Actual return on plan assets                                           67,692
Employer contributions                                                  1,425
Plan participants' contributions                                        1,887
Benefits paid                                                         (15,103)
Plan assets of acquired companies                                       8,057
Effect of foreign currency                                             (6,270)
                                                                    ---------
Fair value of plan assets at end of year                            $ 515,929
                                                                    =========
FUNDED STATUS
Funded status at end of year                                        $ 152,961
Unrecognized net (gain) loss                                          (92,817)
Unrecognized transition (asset) obligation                            (13,222)
Unrecognized prior service cost                                        25,534
                                                                    ---------
Net amount recognized                                               $  72,456
                                                                    =========
AMOUNTS RECOGNISED IN THE CONSOLIDATED BALANCE SHEET CONSIST OF
Prepaid benefit cost                                                $  85,914
Accrued benefit liability                                             (18,907)
Intangible asset                                                        2,588
Accumulated other comprehensive income                                  2,861
                                                                    ---------
Net amount recognized                                               $  72,456
                                                                    =========

Plan assets include equity and fixed-income securities. At 31 December 1999 732,640 shares of the Company's common stock with a fair market value of $23.3 million are included in plan assets. Dividends paid on such stock amounted to $0.7 million in 1999.

The actuarial assumptions used for the defined benefit pension plans, including international plans, are:

                                                                            1999
Weighted average assumed discount rates                                     6.9%
Weighted average expected long-term rates of return on plan assets          8.4%
Rates of compensation increase                                              4.2%

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $33.6 million, $32.4 million and $15.7 million respectively, as of 31 December 1999.

POSTRETIREMENT BENEFITS
The Company has postretirement life insurance benefits for a majority of employees, and postretirement health care benefits for a limited number of employees mainly under plans related to acquired companies. The cost of life insurance and health care benefits are accrued for current and future retirees and are recognized as determined under the projected unit credit actuarial method. Under this method, the Company's obligation for postretirement benefits is to be fully accrued by the date employees attain full eligibility for such benefits. The Company's postretirement health care and life insurance plans are unfunded.

The postretirement benefit expense (health care and life insurance) was $0.4 million in 1999, $0.3 million in 1998, and $0.2 million in 1997. The components of these expenses are not shown separately as they are not material.

The changes in the postretirement benefit liability recorded in the Consolidated Balance Sheet are:

Postretirement Benefits                                    1999
                                                         (In US$
                                                      thousands)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year                $  6,421
Service cost                                                129
Interest cost                                               466
Actuarial loss (gain)                                       319
Benefits paid                                              (325)
Obligation of acquired company                            3,294
                                                       --------
Benefit obligation at end of year                      $ 10,304
                                                       ========
FUNDED STATUS
Funded status at end of year                           $(10,304)
Unrecognized prior service cost                             (39)
Unrecognized net actuarial (gain)                        (1,328)
                                                       --------
Net amount recognized as accrued benefit liability     $(11,671)
                                                       ========


The actuarial assumptions used for postretirement benefit plans are:

                                                                      1999         1998         1997
                                                                            (In US$ thousands)
Assumed discount rate                                                 7.75%        6.75%        7.25%
Health care cost trend rate                                           7.50%        8.30%        8.70%
Decreasing to ultimate rate                                           6.50%        5.50%        5.50%
Effect of one percent increase in health care cost trend rate:

On cost components                                                 $    21      $    21      $    47
On accumulated benefit obligation                                  $   415      $   185      $   192
                                                                   -------      -------      -------

For 1999, a one percent decrease in the health care cost trend rate would decrease the cost component by $19 thousand and decrease the accumulated benefit obligation by $405 thousand.

It is anticipated that the health care cost trend rate will decrease from 7.5% in 2000 to 6.5% in the year 2003.

SAVINGS PLAN
The Company has a 401(k) savings plan which covers substantially all U.S. employees with the exception of employees represented by a collective bargaining agreement, unless the agreement expressly provides otherwise. Employee contributions are generally determined as a percentage of covered employee's compensation. The expense for contributions to the plan by the Company was (in million) $4.4, $4.8, and $4.5 for 1999, 1998, and 1997, respectively.

EXECUTIVE INCENTIVE COMPENSATION PLAN
Under the 1995 Executive Incentive Compensation Plan, the Management Development and Compensation Committee awarded 60% of the value of any earned annual incentive compensation award to be paid to participants in the form of cash and 40% in the form of restricted shares of the Company's common stock. Upon the request of the participant, the Committee was authorised to make the incentive award payable all in cash, subject to a 25% reduction in the total amount of the award. Awards were made in February of the following year. The Company accrued amounts based on performance reflecting the value of cash and common stock which was anticipated to be earned for the year. Compensation expense relating to these awards was (in millions) $3.8, $3.7, and $5.1 in 1999, 1998 and 1997, respectively.

Effective 1 January 1999 the restricted stock portion of the compensation plan was discontinued and the terms of the plan were amended to provide for payment of the incentive compensation all in cash. On 6 January 1999 the Company repurchased from the participants, at the original award value, the restricted shares awarded in 1998. For all other shares, the restrictions were removed effective 6 January 1999.

9. INCOME TAXES

Income from continuing operations before income taxes and minority interest in the Consolidated Statement of Income consists of:

                                     1999           1998           1997
                                          (In US$ thousands)
United States                   $  78,689      $ 121,091      $  93,386
International                      68,741         58,684         78,225
                                ---------      ---------      ---------
                                $ 147,430      $ 179,775      $ 171,611
                                =========      =========      =========
Provision for income taxes:
Currently payable:
Federal                         $  22,474      $  37,297      $  21,627
State                               1,743          2,835          4,309
International                      25,203         23,468         30,538
                                ---------      ---------      ---------
                                   49,420         63,600         56,474
Deferred federal and state          3,890          6,552          9,426
Deferred international             (1,711)        (2,791)          (687)
                                ---------      ---------      ---------
                                $  51,599      $  67,361      $  65,213
                                =========      =========      =========

Cash payments for income taxes were (in US$ millions) $50.7, $38.8, and $167.0, for 1999, 1998, and 1997, respectively. Approximately $5.4 million of the taxes paid in 1998 and $100.0 million of the taxes paid in 1997 are related to the gain on the disposal of the defense business.

The following is a reconciliation of the normal expected statutory U.S. federal income tax rate to the effective rate as a percentage of Income from continuing operations before income taxes and minority interest as reported in the Consolidated Statement of Income:

                                                                    1999         1998         1997
U.S. federal income tax rate                                        35.0%        35.0%        35.0%
State income taxes, net of federal income tax benefit                1.6          1.6          2.1
Export sales corporation benefit                                     (.5)         (.6)         (.4)
Losses for which no tax benefit was recorded                          .3          1.3           .4
Difference in effective tax rates on international earnings
      and remittances                                               (1.9)        (1.3)         (.2)
Nondeductible acquisition costs                                      2.1          2.0          1.8
Other, net                                                          (1.6)         (.5)         (.7)
                                                                  ------       ------       ------
Effective income tax rate                                           35.0%        37.5%        38.0%
                                                                  ======       ======       ======

The tax effects of the primary temporary differences giving rise to the Company's deferred tax assets and liabilities for the year ended 31 December, 1999 are:

                                           1999
                                   ----------------------
Deferred income taxes                 Asset     Liability
                                     (In US$ thousands)
Depreciation                       $     --      $ 36,580
Expense accruals                     34,975            --
Inventories                           5,294            --
Provision for receivables             3,867            --
Postretirement benefits               4,221            --
Deferred revenue                         --         4,196
Unrelieved foreign tax losses         6,694            --
Unrelieved domestic tax losses        2,424            --
Pensions                                 --        22,923
Other                                    --         1,913
                                   --------      --------
                                     57,475        65,612
Valuation allowance                  (4,045)           --
                                   --------      --------
Total deferred income taxes        $ 53,430      $ 65,612
                                   ========      ========

At 31 December, 1999, Other current assets included deferred income tax benefits of $35.0 million.

At 31 December, 1999, certain of the Company's subsidiaries had total available net operating loss carryforwards ("NOLs") of approximately $27.8 million, of which approximately $17.9 million may be carried forward indefinitely and $9.9 million have varying expiration dates. Included in the total are $8.7 million of preacquisition NOLs.

During 1999, $2.3 million of preacquisition NOLs were utilized by the Company, resulting in tax benefits of $0.8 million.

The valuation allowance of $4.0 million and $6.3 million at 31 December, 1999 and 1998, respectively, relates principally to cumulative unrelieved tax losses which are uncertain as to realizability. To the extent that the preacquisition NOLs are utilized in the future and the associated valuation allowance reduced, the tax benefit will be allocated to reduce the cost in excess of net assets of businesses acquired.

The change in the valuation allowances for 1999 and 1998 results primarily from the utilization of international tax loss carryforwards and the release of valuation allowances in certain international jurisdictions based on the Company's reevaluation of the realizability of future benefits. The release of valuation allowances in certain jurisdictions was allocated to reduce the cost in excess of net assets of businesses acquired by $ 0.3 million in 1999. There was no reduction in 1998.

10. COMMITMENTS AND CONTINGENCIES

DISCONTINUED DEFENSE BUSINESS - CONTINGENCIES

Federal Excise Tax and Other Matters Related to the Five-Ton Truck Contract

In 1995, the Company, the United States Army ("Army"), and the United States Department of Justice concluded a settlement of Harsco's previously reported claims against the Army relating to Federal Excise Tax ("FET") arising under a completed 1986 contract for the sale of five-ton trucks to the Army. On 27 September, 1995, the Army paid the Company $49 million in accordance with the settlement terms. The Company released the Army from any further liability for those claims, and the Department of Justice released the Company from a threatened action for damages and civil penalties based on an investigation conducted by the Department's Commercial Litigation Branch that had been pending for several years.

The settlement preserves the rights of the parties to assert claims and defenses under the Internal Revenue Code, and rights of the Army and the Company to claim certain amounts that may be owed by either party to reconcile possible underpayments or overpayments on the truck contract as part of the formal contract close-out process.

The settlement does not resolve the claim by the Internal Revenue Service ("IRS") that, contrary to the Company's position, certain cargo truck models sold by the Company should be considered to have gross vehicle weights in excess of the 33,000 pound threshold under FET law, are not entitled to an exemption from FET under any other theory, and therefore are taxable. In 1999, the IRS assessed an increase in FET of $30.4 million plus penalties of $9.3 million and applicable interest currently estimated to be $45.5 million. In October 1999, the Company posted an $80 million bond required as security by the IRS. This increase in FET takes into account offsetting credits of $9.2 million, based on a partial allowance of the Company's $31.9 million claim that certain truck components are exempt from FET. The IRS disallowed in full the Company's additional claim that it is entitled to the entire $52 million of FET (plus applicable interest currently estimated by the Company to be $41.7 million) the Company has paid on the five-ton trucks, on the grounds that such trucks qualify for the FET exemption applicable to certain vehicles specially designed for the primary function of off-highway transportation. In the event that the Company ultimately receives from the IRS a refund of tax (including applicable interest) with respect to which the Company has already received reimbursement from the Army, the refund would be allocated between the Company and the Army. The Company plans to vigorously contest the IRS assessment in the U.S. Court of Federal Claims. Although there is risk of an adverse outcome, both the Company and the Army believe that the cargo trucks are not taxable. No recognition has been given in the accompanying financial statements for the Company's claims with the IRS.

The settlement agreement with the Army preserves the Company's right to seek reimbursement of after-imposed tax from the Army in the event that the cargo trucks are determined to be taxable, but the agreement limits the reimbursement to a maximum of $21 million. Additionally, in an earlier contract modification, the Army accepted responsibility for $3.6 million of the potential tax, bringing its total potential responsibility up to $24.6 million.

Under the settlement, the Army agreed that if the cargo trucks are determined to be taxable, the 1993 decision of the Armed Services Board of Contract Appeals (which ruled that the Company is entitled to a price adjustment to the contract for reimbursement of FET paid on vehicles that were to be delivered after 1 October 1988) will apply to the question of the Company's right to reimbursement from the Army for after-imposed taxes on the cargo trucks. In the Company's view application of the 1993 decision will favourably resolve the principal issues regarding any such future claim by the Company. Therefore, the Company believes that even if the cargo trucks are ultimately held to be taxable, the Army would be obligated to reimburse the Company for a majority of the tax, (but not interest or penalty, if any), resulting in a net maximum liability for the Company of $5.8 million plus penalties and applicable interest currently estimated to be $9.3 million and $45.5 million, respectively. The Company believes it is unlikely that resolution of this matter will have a material adverse effect on the Company's financial position, however, it could have a material effect on quarterly or annual results of operations.

Other Defense Business Litigation
In 1992, the U.S. Government filed a counterclaim against the Company in a civil suit alleging violations of the False Claims Act and breach of a contract to supply M109A2 Self-Propelled Howitzers. In May 1999, the Company and the U.S. Government settled. Under the settlement agreement, Harsco paid the U.S. Government $11 million and both parties released all claims in the case. The settlement payment was charged against an existing reserve in the second quarter of 1999.

In 1992, the United States Government through its Defense Contract Audit Agency commenced an audit of certain contracts for sale of tracked vehicles by the Company to foreign governments, which were financed by the United States Government through the Defense Security Assistance Agency. In September 1994, the Company received a subpoena issued by the Department of Defense Inspector General seeking various documents relating to issues raised in the audit.

The Government subsequently subpoenaed a number of former employees of the Company's divested defense business to testify before a grand jury and issued grand jury subpoenas to the Company for additional documents. On 22 December 1999, the Company announced that it reached agreement with the U.S. Government on behalf of its former BMY Combat Systems Division to settle the matter. Under the agreement, BMY Combat Systems pled guilty to a one-count misdemeanor relating to submitting advance payment certifications which resulted in BMY receiving a portion of the payments for the contract prematurely. Harsco will pay the Government a $200,000 fine plus $10.8 million in damages for a total of $11 million.

The settlement, which is subject to acceptance by the U.S. District Court, ends the Government's investigation and releases Harsco and BMY from further liability for the issues under investigation. Harsco will charge the payment against an existing reserve, resulting in no charge to the Company's earnings. Based on the terms of the settlement, the Company expects to pay the $11 million in the second quarter of 2000, following the Court's entry of judgement.

CONTINUING OPERATIONS - CONTINGENCIES

Environmental

The Company is involved in a number of environmental remediation investigations and clean-ups and, along with other companies, has been identified as a "potentially responsible party" for certain waste disposal sites. While each of these matters is subject to various uncertainties, it is probable that the Company will agree to make payments toward funding certain of these activities and it is possible that some of these matters will be decided unfavourably to the Company. The Company has evaluated its potential liability, and its financial exposure is dependent upon such factors as the continuing evolution of environmental laws and regulatory requirements, the availability and application of technology, the allocation of cost among potentially responsible parties, the years of remedial activity required and the remediation methods selected. The Consolidated Balance Sheet at 31 December 1999, and 1998 includes an accrual of $3.0 million and $4.9 million, respectively, for environmental matters. The amounts affecting pre-tax earnings related to environmental matters totaled $0.7 million of income for the year 1999, $0.8 million of expense for the year 1998 and $1.7 million of expense for the year 1997.

The liability for future remediation costs is evaluated on a quarterly basis. Actual costs to be incurred at identified sites in future period may vary from the estimates, given inherent uncertainties in evaluating environmental exposures. The Company does not expect that any sum it may have to pay in connection with environmental matters in excess of the amounts recorded or disclosed above would have a material adverse effect on its financial position or results of operations.

Other
The Company is subject to various other claims, legal proceedings, and investigations covering a wide range of matters that arose in the ordinary course of business. In the opinion of management, all such matters are adequately covered by insurance or by accruals, and if not so covered, are without merit or are of such kind, or involve such amounts, that would not have a material adverse effect on the financial position or results of operations of the Company.

11. CAPITAL STOCK

The authorized capital stock consists of 150,000,000 shares of common stock and 4,000,000 shares of preferred stock, both having a par value of $1.25 per share. The preferred stock is issuable in series with terms as fixed by the Board of Directors. None of the preferred stock has been issued. On 24 June 1997, the Company adopted a revised Shareholder Rights Plan to replace the Company's 1987 Plan which expired on 28 September 1997. Under the new Plan, the Board declared a dividend to shareholders of record on 28 September 1997, of one right for each share of common stock. The rights may only be exercised if, among other things, a person or group has acquired 15 per cent. or more, or intends to commence a tender offer for 20 per cent. or more, of the Company's common stock. Each right entitles the holder to purchase 1/100th share of a new Harsco Junior Participating Cumulative Preferred Stock at an exercise price of $150. Once the rights become exercisable, if any person acquires 20 per cent. or more of the Company's common stock, the holder of a right will be entitled to receive common stock calculated to have a value of two times the exercise price of the right. The rights, which expire on 28 September 2007, do not have voting power, and may be redeemed by the Company at a price of $.05 per right at any time until the 10th business day following public announcement that a person or group has accumulated 15 per cent. or more of the Company's common stock. At 31 December 1999, 750,000 shares of $1.25 par value preferred stock were reserved for issuance upon exercise of the rights.

In November 1998, the Board of Directors authorized the purchase, over a one-year period, of 2,000,000 shares of the Company's common stock. The Company purchased 877,500 shares of this authorization in 1998. The Board of Directors subsequently increased the authorization by 2,000,000 shares in January 1999. Through 31 December 1999, 3,143,646 shares of common stock were purchased under these authorizations. This leaves 856,354 shares remaining under the authorization. In January 2000, the Board of Directors extended the share purchase authorization through 25 January 2001.

In 1999, additional share repurchases of 58,155, net of issues, were made principally as part of the 1995 Executive Compensation Plan.

COMMON STOCK SUMMARY

                          Share       Treasury         Shares
Balances                 Issued         Shares    Outstanding
31 December 1999     66,221,544     26,149,759     40,071,785

The following is a reconciliation of the average shares of common stock used to compute basic earnings per common share to the shares used to compute diluted earnings per common share as shown on the Consolidated Statement of Income:

                                                                1999            1998            1997
                                                             (In US$ thousands, except per share data)
Income from continuing operations                           $    90,713     $   107,513     $   100,400
                                                            -----------     -----------     -----------
Average shares of common stock outstanding used to
     compute basic earnings per common share                 40,882,153      45,568,256      48,754,212
Additional common shares to be issued assuming exercise
     of stock options, net of shares assumed reacquired         134,914         342,275         437,660
                                                            -----------     -----------     -----------
Shares used to compute dilutive effect of stock options      41,017,067      45,910,531      49,191,872
                                                            -----------     -----------     -----------
Basic earnings per common share from continuing
     operations                                             $      2.22     $      2.36     $      2.06
Diluted earnings per common share from continuing
     operations                                             $      2.21     $      2.34     $      2.04

12. STOCK-BASED COMPENSATION

The Company's net income and net income per common share would have been reduced to the pro forma amounts indicated below if compensation cost for the Company's stock option plan had been determined based on the fair value at the grant date for awards in accordance with the provisions of SFAS No. 123.

                                      1999            1998            1997
                                 (In US$ thousands, except per share data)
Net income:
As reported                     $   90,713     $   107,513     $   278,832
Pro forma                           89,113         105,736         277,101
Basic earnings per share:
As reported                           2.22            2.36            5.72
Pro forma                             2.18            2.32            5.68
Diluted earnings per share:
As reported                           2.21            2.34            5.67
Pro forma                             2.17            2.30            5.63


The fair value of the options granted during 1999, 1998 and 1997 is estimated on the date of grant using the binomial option pricing model. The weighted-average assumptions used and the estimated fair value are as follows:

                                  1999          1998          1997
Expected term                  4 years       4 years       4 years
Expected stock volatility         25.0%         16.0%         16.0%
Risk free interest rate           4.65%         5.65%         6.46%
Dividend                      $   0.91      $   0.88      $   0.80
Rate of dividend increase            5%            5%            5%
Fair value                    $   5.18      $   6.68      $   6.55


The Company has granted stock options to officers, certain key employees, and directors for the purchase of its common stock under two shareholder approved plans. The 1995 Executive Incentive Compensation Plan authorizes the issuance of up to 4,000,000 shares of the Company's common stock for use in paying incentive compensation awards in the form of restricted stock and stock options. The 1995 Non-employee Directors' Stock Plan authorizes the issuance of up to 300,000 shares of the Company's common stock for stock option awards. Options are granted at fair market value at date of grant and become exercisable commencing one year later. The options expire ten years from the date of grant. Upon shareholder approval of these two plans in 1995, the Company terminated the use of the 1986 stock option plan for granting of stock option awards. At 31 December 1999, there were 2,729,158 and 220,000 shares available for granting stock options under the 1995 Executive Incentive Compensation Plan and the 1995 Non-Employee Directors' Stock Plan, respectively.

Changes during 1999, 1998, and 1997 in options outstanding were:

                                                   Weighted
                                                    Average
                                Shares Under       Exercise
                                      Option          Price
Outstanding, 1 January 1997        1,202,026      $   22.24
Granted                              294,600          34.41
Exercised                           (395,885)         20.81
Terminated and expired               (15,280)         22.90
                                   ---------      ---------
Outstanding, 31 December 1997      1,085,461          26.06
Granted                              275,100          38.30
Exercised                           (221,293)         24.93
Terminated and expired               (16,500)         35.73
                                   ---------      ---------
Outstanding, 31 December 1998      1,122,768          29.14
Granted                              428,400          26.92
Exercised                           (146,164)         19.06
Terminated and expired               (68,400)         31.36
                                   ---------      ---------
Outstanding, 31 December 1999      1,336,604      $   28.97
                                   =========      =========


Options to purchase 932,704 shares, 857,168 shares and 793,061 shares were exercisable at 31 December 1999, 1998, and 1997, respectively. The following table summarizes information concerning outstanding and exercisable options at 31 December 1999.

                                   Options Outstanding                  Options Exercisable
                         ----------------------------------------     ------------------------
                                           Remaining     Weighted                     Weighted
                                         Contractual      Average                      Average
Range of Exercisable          Number         Life In     Exercise          Number     Exercise
     Prices              Outstanding           Years        Price     Exercisable        Price
$11.81 - $17.63               34,778             1.8       $15.39          34,778       $15.39
 20.69 - 29.47               793,726             7.0        25.61         407,826        24.62
 32.81 - 46.16               508,100             7.6        36.31         490,100        36.44
                           ---------                                      -------
                           1,336,604                                      932,704
                           =========                                      =======

During 1999, 1998 and 1997, the Company had non-cash transactions related to stock option exercises of $0.5 million, $1.6 million and $2.3 million, respectively, whereby old shares were exchanged for new shares.

As of 1 January 1999, the restricted stock portion of the 1995 Executive Incentive Compensation Plan was discontinued.

The following table summarizes the restricted stock activity for 1998 and 1997:

                                                           1998       1997
Restricted shares awarded                                40,702     57,622
Restricted shares forfeited                                 378        135
Weighted average market value of stock on grant date     $43.22     $36.69
                                                         ------     ------

During 1998 and 1997, the Company recorded $.1 million and $1.9 million respectively, in compensation expense related to restricted stock.

13. FINANCIAL INSTRUMENTS

Off-Balance Sheet Risk
As collateral for performance and to ceding insurers, the Company is contingently liable under standby letters of credit and bonds in the amount of $165.9 million at 31 December 1999. These standby letters of credit and bonds are generally in force for up to four years. Certain issues have no scheduled expiration date. The Company pays fees to various banks and insurance companies that range from 0.08 to 1.9 per cent. per annum of their face value. If the Company were required to obtain replacement standby letters of credit and bonds as of 31 December 1999 for those currently outstanding, it is the Company's opinion that the replacement costs would not vary significantly from the present fee structure.

At 31 December 1999, the Company had $19.2 million of forward foreign currency exchange contracts outstanding. These contracts are part of a worldwide program to minimize foreign currency exchange operating income and balance sheet exposure. The unsecured contracts mature within 12 months and are with major financial institutions. The Company is exposed to credit loss in the event of non-performance by the other parties to the contracts. The Company evaluates the credit worthiness of the counterparties' financial condition and does not expect default by the counterparties.

Foreign Exchange Risk Management
The Company generally has currency exposures in thirty-two countries. The Company's primary foreign currency exposures are in the United Kingdom, France, Canada, South Africa, Brazil, Germany, Australia, and Mexico.

Forward foreign currency exchange contracts are used to hedge commitments, such as foreign currency debt, firm purchase commitments, and foreign currency cash flows for certain export sales transactions.

The following table summarize by major currency the contractual amounts of the Company's forward exchange contracts in U.S. dollars as of 31 December 1999. The "Buy" amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies, and the "Sell" amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies.

                                                        As of 31 December 1999
                              -----------------------------------------------------------------------
                              Type           U.S.             Maturity     Recognized      Unrealized
                                           Dollar                          Gain (Loss)     Gain (Loss)
                                       Equivalent
                                                        (in thousands)
Forward exchange contracts:
Euros                          Buy       $ 17,339      18 January 2000       $   (661)       $     --
British pounds                 Buy          1,506      Various in 2000             79              --
French francs                  Buy            229      Various in 2000             --             (13)
British pounds                 Buy             93      Various in 2000             --              (2)
                                         --------                            --------        --------
                                         $ 19,167                            $   (582)       $    (15)
                                         ========                            ========        ========

At 31 December 1999, the Company had entered into forward exchange contracts in euros and British pounds, which were used to hedge certain future payments between the Company and its various subsidiaries. These forward contracts do not qualify as hedges for financial reporting purposes. At 31 December 1999, the Company had recorded net losses of $0.6 million on these contracts. These losses were generally offset by gains on the hedged items. In January 2000, the euro contract was extended to 18 March 2000. The Company also had forward exchange contracts in French francs and British pounds, which were used to hedge equipment purchases. Since these contracts hedge indentifiable foreign currency firm commitments. the losses were deferred and will be accounted for as part of the underlying transactions.

Concentrations of credit risk
Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents, investments and accounts receivable. The Company places its cash and cash equivalents with high quality financial institutions and, by policy limits the amount of credit exposure to any one institution. Concentrations of credit risk with respect to accounts receivable are limited due to the Company's large number of customers and their dispersion across different industries and geographies. The Company generally does not require collateral or other security to support customer receivables.

Fair value of financial instruments.
The major methods and assumptions used in estimating the fair values of financial instruments are:

Cash and cash equivalents
The carrying amount approximates fair value due to the relatively short period to maturity of these instruments.

Long-term debt
The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

Foreign currency exchange contracts
The fair value of foreign currency exchange contracts are estimated by obtaining quotes from brokers.

The carrying amounts and estimated fair values of the Company's financial instruments as of 31 December 1999 are:

                                                1999
                                        ---------------------
                                        Carrying         Fair
                                          Amount        Value
                                          (in US$ thousands)
Cash and cash equivalents               $ 51,266     $ 51,266
Long-term debt                           423,097      416,925
Foreign currency exchange contracts       19,167       18,571

14. INFORMATION BY SEGMENT AND GEOGRAPHIC AREA

The Company reports information about its operating segments according to the "management approach". The management approach is based on the way management organizes the segments within the enterprise for making operating decisions and assessing performance.

The Company's reportable segments are identified based upon differences in products, services and markets served. The Company's business units are aggregated into three reportable segments. The three reportable segments and the type of products and services offered include:

Harsco Mill Services
This segment provides metal reclamation and other mill services, principally for the global steel industry. Mill services include slag processing, marketing, and disposal; slab management systems; materials handling and scrap management programs; in-plant transportation; and a variety of environmental services. Similar services are provided to non-ferrous metallurgical industries, such as aluminium, nickel, and copper. Also, slag recovery services are provided to electric utilities from which granules for asphalt roofing shingles and slag abrasives for industrial surface preparation are derived.

Harsco Gas and Fluid Control
Major products and services are gas containment cylinders and tanks, including cryogenic equipment; valves, regulators, and gauges; including scuba and life support equipment; industrial pipe fittings; and air-cooled heat exchangers.

Major customers include various industrial markets; hardware, plumbing, and petrochemical sectors; natural gas and process industries; propane, compressed gas, life support, scuba, and refrigerant gas industries; gas equipment companies; welding distributors; medical laboratories; beverage carbonation users; and the animal husbandry industry.

Harsco Infrastructure
Major products and services include railway maintenance-of-way equipment and services; scaffolding, shoring, and concrete forming products and erection and dismantling services; bridge decking and industrial grating; process equipment, including industrial blenders, dryers, mixers, water heaters, boilers, and heat transfer equipment.

Products and services are provided to private and government-owned railroads worldwide; urban mass transit operators; public utilities; industrial plants; the oil, chemical, petrochemical, and process industries; bridge repair companies; commercial and industrial construction firms; and infrastructure repair and maintenance markets. Other customers include the chemical, food processing, and pharmaceutical industries; and institutional building and retrofit markets.

Other Information
The measurement basis of segment profit or loss is income after taxes from continuing operations. Interest income is recorded by each segment as incurred. Interest expense is allocated to the segments based on actual interest expense incurred by international operations and based on internal borrowings at an estimated weighted average interest rate for domestic operations. Income taxes are allocated to the segments based on actual income tax expense incurred, or where aggregated for tax purposes, based on the effective income tax rates for the countries in which they operate. The operations of the Company in any one country, except the United States, do not account for more than 10 per cent of sales and no single customer represented 10 per cent or more of the Company's sales, during 1999, 1998, and 1997. There are no significant intersegment sales.

Corporate assets include principally cash investments prepaid pension costs, and United States deferred taxes. Assets in the United Kingdom represent 12 per cent of total segment assets as of 31 December 1999 and 1998 and are disclosed separately in the geographic area information.

SEGMENT INFORMATION(1)(2)

Segments                   Net Sales to Unaffiliated Customers    Income from Continuing Operations
                          -------------------------------------   ---------------------------------
                             1999          1998         1997         1999       1998       1997
                                                     (in US$ millions)

Harsco Mill
   Services(3)(4)         $   729.6     $   751.9     $   672.7     $ 45.1     $ 43.3     $ 50.3
Harsco Gas and
   Fluid Control              560.9         588.7         558.3       27.0       40.9       29.5
Harsco
   Infrastructure(5)          426.2         392.9         396.5       22.5       18.6       15.5
                          ---------     ---------     ---------     ------     ------     -------
Segment totals            $ 1,716.7     $ 1,733.5     $ 1,627.5       94.6      102.8       95.3
                          ---------     ---------     ---------     ------     ------     -------
General corporate
   income (expense)                                                   (3.9)       4.7        5.1
                                                                    ------     ------     -------
Income from
   continuing
   operations                                                       $ 90.7     $107.5     $100.4
                                                                    ======     ======     ======

                                                 Depreciation
                                                     and           Capital
Segments                              Assets     Amortization    Expenditure
                                       1999          1999           1999
                                    ----------------------------------------
Harsco Mill Services(4)             $   934.6         $  99.5        $ 134.9
Harsco Gas and Fluid Control            347.9            18.1           21.4
Harsco Infrastructure(5)                325.7            17.0           17.9
                                    ---------    ------------    -----------
Segment totals                        1,608.2           134.6          174.2
Corporate                                51.6             1.3            1.0
                                    ---------    ------------    -----------
Total                               $ 1,659.8         $ 135.9        $ 175.2
                                    =========    ============    ===========

(1) The 1997 segment information has been restated in accordance with the Financial Accounting Standards Board SFAS No.131, "Disclosure about Segments of an Enterprise and Related Information."

(2) Segment information reflects the first quarter 1999 reorganization of the Patterson-Kelley division. Segment information for 1998 and 1997 has been restated to reflect this change. The reorganization resulted in the realignment of the heat transfer and industrial blending equipment product lines from the Harsco Gas and Fluid Control Segment to the Harsco Infrastructure Segment. Sales of these product lines were $ 26.9 million, $ 29.2 million, $ 28.2 million for the years 1999, 1998 and 1997, respectively.

(3) For the years ended 31 December 1999, 1998 and 1997 the Harsco Mill Services Segment included equity in income of unconsolidated entities of $ 3.0 million, $ 1.4 million, and $1.0 million, respectively.

(4) A non-cash amount of $ 26.6 million of loan notes was issued for the Faber Press acquisition related to the Harsco Mill Services Segment in 1998.

(5) The Pandrol Jackson railway maintenance-of-way business was acquired in October 1999 and is included as part of the Harsco Infrastructure Segment. Pandrol Jackson sales were $ 12.4 million in 1999, and assets were $ 69.2 million as of 31 December 1999.

14.      INFORMATION BY SEGMENT AND GEOGRAPHIC AREA (CONTINUED)

Reconciliation of reported income before interest, income taxes and minority interest to segment income.

                                                                      Harsco Gas
                                                                         and
                                                    Harsco Mill         Fluid           Harsco           General        Consolidated
                                                     Services          Control       Infrastructure     Corporate          Total
                                                                                   (in US$ millions)
                                                    -------------------------------------------------------------------------------
1999 (1)
Income (loss) from continuing operations
     before interest, income taxes, and
     minority interest                               $    81.2        $    47.5        $    41.2        $    (0.2)       $   169.7
Interest income                                            4.3              0.1              0.2              0.1              4.7
Interest expense                                         (10.8)            (4.8)            (6.3)            (5.1)           (27.0)
Income tax (expense) benefit                             (24.4)           (15.9)           (12.6)             1.3            (51.6)
Minority interest in net (income) loss                    (5.2)             0.1               --               --             (5.1)
                                                     ---------        ---------        ---------        ---------        ---------
Segment income (loss) from continuing
     operations                                      $    45.1        $    27.0        $    22.5        $    (3.9)       $    90.7
                                                     =========        =========        =========        =========        =========

1998(2)
Income from continuing operations
      before interest, income taxes, and
      minority interest                              $    84.3        $    72.3        $    32.9        $     2.4        $   191.9
Interest income                                            4.8              0.2              0.4              3.0              8.4
Interest expense                                         (11.0)            (4.1)            (5.4)              --            (20.5)
Income tax expense                                       (29.9)           (27.5)            (9.3)            (0.7)           (67.4)
Minority interest in net income                           (4.9)              --               --               --             (4.9)
                                                     ---------        ---------        ---------        ---------        ---------
Segment income from continuing operations            $    43.3        $    40.9        $    18.6        $     4.7        $   107.5
                                                     =========        =========        =========        =========        =========

1997(3)
Income (loss) from continuing operations
     before interest, income taxes, and
     minority interest                               $    99.1        $    51.3        $    29.7        $    (0.2)       $   179.9
Interest income                                            2.0              0.1              0.2              6.1              8.4
Interest expense                                          (6.6)            (3.1)            (5.9)            (1.1)           (16.7)
Income tax (expense) benefit                             (38.5)           (18.5)            (8.5)             0.3            (65.2)
Minority interest in net income                           (5.7)            (0.3)              --               --             (6.0)
                                                     ---------        ---------        ---------        ---------        ---------
Segment income from continuing operations            $    50.3        $    29.5        $    15.5        $     5.1        $   100.4
                                                     =========        =========        =========        =========        =========

(1) For 1999, segment income includes pre-tax special charges of $3.4 million and $2.5 million for the Harsco Mill Services Segment and Harsco Gas and Fluid Control Segment, respectively.

(2) For 1998, segment income includes pre-tax special charges (gains) of $15.6 million, ($18.2) million, and $4.8 million for the Harsco Mill Services Segment, Harsco Gas and Fluid Control Segment and the Harsco Infrastructure Segment, respectively.

(3) For 1997, segment income includes pre-tax special charges (gains) of $0.4 million, $1.8 million, and $(0.3) million for the Harsco Mill Services Segment, Harsco Gas and Fluid Control Segment and the Harsco Infrastructure Segment, respectively.

        See Note 15 for further information on special charges and gains.

By Geographic Area

                                                                       Segment
                              Net Sales to Unaffiliated Customers      Assets
                                1999         1998         1997          1999
                              ------------------------------------------------
                                              (In US$ millions)
United States                 $1,095.3      $1,085.6     $1,044.8     $  797.1
United Kingdom                   155.5         126.4         61.1        186.2
All other                        465.9         521.5        521.6        624.9
                              --------      --------     --------     --------
Segment Totals                $1,716.7      $ 1733.5     $1,627.5     $1,608.2
                              ========      ========     ========     ========

(4) Revenues are attributed to individual countries based on the location of the facility generating the revenue.

15.      OTHER (INCOME) AND EXPENSES AND SPECIAL CHARGES AND (GAINS)

In the years 1999, 1998, and 1997, the Company recorded Other (income) and expenses of $6.0 million, $(4.3) million, and $2.6 million, respectively:

                                                   Other (Income) and Expenses
                                               ----------------------------------
                                                 1999          1998        1997
                                               ----------------------------------
                                                      (In US$ thousands)
Net gains                                       $ (560)     $(29,107)    $(1,620)
Impaired asset write-downs                       2,878        14,410       1,592
Employee termination benefit costs               2,889         6,543        (810)
Costs to exit activities                           502         2,792       3,313
Other                                              310         1,098         103
                                                ------      --------     -------
Total                                           $6,019      $ (4,264)    $ 2,578
                                               ========     =========    ========

Additionally, in 1998 the Company recorded $6.5 million of other special charges, of which $2.2 million is included in cost of products sold, $3.5 million in cost of services sold, and $.8 million in general and administrative expenses. For 1998 this resulted in net special charges of $2.2 million which includes Other (income) and expenses. The 1998 amounts were incurred principally in the fourth quarter in which results included $29.6 million of gains and other credits offset by $29.5 million of special charges. Other (income) and expenses and special charges and gains consist principally of gains on the sale of businesses, impaired asset write-downs, employee termination benefit costs, costs to exit activities, and other reorganization-related costs. Pre-tax amounts by operating segment include:


                                                Special Charges and (Gains)
                                              1999         1998        1997
                                             --------------------------------
                                                    (In US$ thousands)
Harsco Mill Services                         $3,350     $ 15,618      $  441
Harsco Gas and Fluid Control                  2,452      (18,232)      1,766
Harsco Infrastructure                           (10)       4,826        (348)
Corporate                                       227          (11)        719
                                             ------     --------      ------
Total                                        $6,019     $  2,201      $2,578
                                             ======     =========     =======

Net Gains

Net gains for 1998 consist principally of a pre-tax net gain of $27 million recorded on the October 1998 sale of the Nutter Engineering unit of the Harsco Gas and Fluid Control Segment. Such gains are reflected as adjustments to reconcile net income to net cash provided by operating activities in the Consolidated Statement of Cash Flows. Total proceeds associated with 1998 special gains were $42.9 million and are included in proceeds from the sale of business and property, plant and equipment in the investing activities section to the Consolidated Statement of Cash Flows. Other related information concerning dispositions is discussed in Note 3.

Impaired Asset Write-downs

Impaired asset write-downs for 1999 include a $1.9 million pre-tax, non-cash, write-down of the Company's investment in Bio-Oxidation Services Inc. which is included in the Harsco Gas and Fluid Control Segment. The Company's investment in Bio-Oxidation Services Inc. is being held for disposal. The write-down amount was measured on the basis of the lower of carrying amount or fair value less cost to sell.

15.      OTHER (INCOME) AND EXPENSES AND SPECIAL CHARGES AND (GAINS) (CONTINUED)

Fair value was determined using available information based upon the estimated amount at which the assets could be sold in the current transaction between willing parties. The investment carrying value as of 31 December 1999 was $6.6 million. For the year ended 31 December 1999, Bio-Oxidation Services Inc. recorded a pre-tax loss of $2.3 million which includes the asset write-down of $1.9 million. The Company estimates that the disposal will occur during 2000.

Impaired asset write-downs for 1998 include a $6.1 million pre-tax, non-cash, write-down of the Company's investment in Bio-Oxidation Services Inc. The investment carrying value as of 31 December 1998 was $7.6 million. For the year ended 31 December 1998 Bio-Oxidation Services Inc. recorded a pre-tax loss of $9.8 million which includes the asset write-down of $6.1 million.

Impaired asset write-downs for 1998 also include a $6.1 million pre-tax, non-cash, write-down of assets, principally property, plant and equipment in the Harsco Mill Services Segment. The write-down became necessary as a result of significant adverse changes in the international economic environment and the steel industry. Impairment loss was measured as the amount by which the carrying amount of assets exceeded their estimated fair value. Fair value was estimated based upon the expected future realizable net cash flows. In September 1999, assets associated with a substantial portion of this provision were sold in conjunction with the termination settlement of a contract in Russia.

Non-cash impaired asset write-downs are included in Other (income) and expenses in the Consolidated Statement of Cash Flows as adjustments to reconcile net income to net cash provided by operating activities.

Employee Termination Benefit Costs

Employee termination costs consist principally of severance arrangements to employees terminated as a result of management reorganization actions. Under these reorganization actions, the Company's management has established and approved specific plans of termination. Details of the termination benefit plans have been communicated to the affected employees prior to recognition of related provisions. Non-cash charges for employee termination benefit costs are included as adjustments to reconcile net income to net cash provided by operating activities in the Consolidated Statement of Cash Flows.

During 1999, $2.9 million of reorganization expense related to employee termination benefits was incurred, principally in the Harsco Mill Services Segment, primarily in France and the United Kingdom. In 1999, 220 employees were included in employee termination arrangements initiated by the Company and approximately $1.8 million of cash payments were made under such arrangements. The payments are reflected as uses of operating cash in the Consolidated Statement of Cash Flows.

During 1998, $6.5 million of reorganization expense related to employee termination benefits was incurred, principally in the Harsco Mill Services Segment, primarily in South Africa, United States, France, and Germany. In 1998, approximately 670 employees were included in employee termination arrangements initiated by the Company and approximately $2.4 million of cash payments were made under such arrangements. An additional $3.3 million was disbursed in 1999 for the 1998 reorganization actions.

15.      OTHER (INCOME) AND EXPENSES AND SPECIAL CHARGES AND (GAINS) (CONTINUED)

EMPLOYEE TERMINATION BENEFITS, COSTS AND EXPENSES

                                                    Summary of Activity
Original reorganization action period                 1999       1998
                                                     (In US$ millions)
Employee Termination Benefits expense                $ 2.9      $ 6.5
Payments:
Disbursed in 1998                                      --        (2.4)
Disbursed in 1999(1)                                  (1.8)      (3.3)
                                                     ------     ------
Total payments                                        (1.8)      (5.7)
Other                                                  --        (0.4)
                                                     ------     ------
Remaining payments as of 31 December 1999(2)         $ 1.1      $ 0.4
                                                     ======     ======


(1) Disbursements in 1999 are categorized according to the original reorganization action period to which they relate (1999 or 1998). Cash severance payments in 1999 occurred principally in the Harsco Mill Services Segment in South Africa principally for 1998 reorganization actions.

(2) Remaining payments are categorized according to the original reorganization action period to which they relate (1999 or 1998).

EMPLOYEE TERMINATIONS - NUMBER OF EMPLOYEES

                                                    Summary of Activity
                                                    -------------------
Original reorganization action period                 1999     1998
                                                      --------------
Employees affected by new reorganisation actions       220      670
Employee Terminations:
Terminated in 1998                                     --      (349)
Terminated in 1999                                    (172)    (352)
                                                      -----    -----
Total terminations                                    (172)    (701)
Other                                                   (9)      35
                                                      -----    -----
Remaining terminations as of 31 December 1999           39        4
                                                      =====    =====

COSTS TO EXIT ACTIVITIES

Costs to exit activities consist of incremental direct costs of reorganization actions and lease run-out costs. Such costs are recorded when a specific exit plan is approved by management. Relocation expenses, such as employee moving costs, are classified as exit costs and are expensed as incurred. Other costs classified in this category are generally expensed as incurred.

During 1998, $1.0 million and $0.8 million of exit costs, principally relocation expenses, were included in the Harsco Mill Services and Harsco Infrastructure Segments, respectively.

During 1997, $1.5 million of exit costs were included in the Harsco Mill Services Segment. These costs resulted principally from the expiration or termination of contracts at certain mill sites, as well as facility relocation costs.

4. FINANCIAL INFORMATION FOR THE THREE MONTHS ENDED 31 MARCH 2000 AND 31 MARCH 1999. CONDENSED CONSOLIDATED STATEMENTS ON INCOME

The following condensed consolidated statements of income of Harsco Corporation for the three months ended 31 March 1999 and 31 March 2000 have been extraced from the published unaudited consolidated financial statements at 31 March 2000

                                                          Three months ended
                                                               31 March
                                                      -------------------------
                                                         2000            1999
                                                      -----------     ---------
                                                      (In US$ thousands, except
                                                          per share amount)
Revenues

Service sales                                          $ 230,859      $ 200,221
Product sales                                            218,276        204,410
Other                                                        353            461
                                                      -----------     ---------
TOTAL  REVENUES                                          449,488        405,092
                                                      -----------     ---------
COSTS AND EXPENSES:

Cost of services sold                                    178,704        155,295
Cost of products sold                                    175,796        163,465
Selling, general, and administrative expenses             53,794         52,795
Research and development expenses                          1,647          1,650
Other expenses                                               374          1,412
                                                      -----------     ---------
TOTAL COSTS AND EXPENSES                                 410,315        374,617
                                                      -----------     ---------
OPERATING INCOME                                          39,173         30,475
Interest income                                            1,188          1,089
Interest expense                                         (7,490)        (6,213)
                                                      -----------     ---------
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST          32,871         25,351
Provision for income taxes                                11,505          9,253
                                                      -----------     ---------
Income before minority interest                           21,366         16,098
Minority interest in net income                            1,164          1,299
                                                       ---------       --------
Net income                                             $  20,202       $ 14,799
                                                      ==========      =========
Average shares of common stock outstanding                40,015         41,629
Basic earnings per common shares                       $     .50       $    .36
                                                      ==========      =========
Diluted average shares of common stock outstanding        40,085         41,745
Diluted earnings per common share                      $     .50       $    .35
                                                      ----------      ---------
Cash dividends declared per common share               $    .235       $   .225
                                                      ==========      =========

          See accompanying notes to consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEETS OF HARSCO CORPORATION

The following condensed consolidated balance sheets of Harsco Corporation as of 31 March 1999 and 31 March 2000 have been extracted from the published unaudited consolidated financial statements as at 31 March 2000.

                                                                           31 March       31 December
                                                                         ------------     ------------
                                                                             2000            1999
                                                                         -----------------------------
                                                                              (In US$ thousands)
                                                                         -----------------------------
ASSETS
CURRENT ASSETS:

Cash and cash equivalents                                                $    45,848      $    51,266
Receivables, less allowance for doubtful accounts of $12,035 in 2000
      and $13,339 in 1999                                                    335,221          331,123
Inventories                                                                  175,998          172,198
Other current assets                                                          58,525           58,368
                                                                         ------------     ------------
TOTAL CURRENT ASSETS                                                         615,592          612,955
                                                                         ------------     ------------
Property, plant and equipment, at cost                                     1,509,560        1,499,823
Allowance for depreciation                                                   839,747          828,277
                                                                         ------------     ------------
                                                                             669,813          671,546
Cost in excess of net assets of businesses acquired, net                     252,063          258,698
Other assets                                                                 118,373          116,624
                                                                         ------------     ------------
TOTAL ASSETS                                                             $ 1,655,841      $ 1,659,823
                                                                         ============     ============
LIABILITIES
CURRENT LIABILITIES:

Notes payable and current maturities                                     $    39,520      $    36,607
Accounts payable                                                             120,033          132,394
Accrued compensation                                                          40,429           46,615
Income taxes                                                                  46,527           44,154
Other current liabilities                                                    155,873          170,746
                                                                         ------------     ------------
TOTAL CURRENT LIABILITIES                                                    402,382          430,516
                                                                         ------------     ------------
Long-term debt                                                               449,500          418,504
Deferred income taxes                                                         55,255           52,932
Other liabilities                                                             98,901          107,750
                                                                         ------------     ------------
TOTAL LIABILITIES                                                          1,006,038        1,009,702
                                                                         ------------     ------------
SHAREHOLDERS' EQUITY

Common stock and additional paid-in capital                                  171,286          170,878
Accumulated other comprehensive income (expense)                            (88,165)         (80,538)
Retained earnings                                                          1,166,397        1,155,586
Treasury stock                                                             (599,715)        (595,805)
                                                                         ------------     ------------
TOTAL SHAREHOLDERS' EQUITY                                                   649,803          650,121
                                                                         ------------     ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                               $ 1,655,841      $ 1,659,823
                                                                         ============     ============

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

The following condensed consolidated statements of cash flows of Harsco Corporation for the three months ended 31 March 2000 and 31 March 1999 have been extracted from the published unaudited consolidated financial statements as at 31 March 2000.

                                                                                         Three months ended
                                                                                              31 march
                                                                                      -------------------------
                                                                                         2000           1999
                                                                                      ----------     ----------
                                                                                          (In US$ thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income                                                                             $ 20,202       $ 14,799
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation                                                                             31,883         29,219
Amortisation                                                                              3,350          3,163
Equity in income of unconsolidated entities                                                (150)          (350)
Dividends or distributions from unconsolidated entities                                     --             377
Deferred income taxes                                                                     1,859         (1,032)
Other, net                                                                                  864          1,068
Changes in assets and liabilities, net of acquisitions and dispositions of businesses:

Accounts receivable                                                                      (6,901)        (2,398)
Inventories                                                                              (6,117)        (2,565)
Accounts payable                                                                         (7,887)       (18,683)
Disbursements related to discontinued defense business                                     (227)          (982)
Other assets and liabilities                                                            (19,393)       (11,273)
                                                                                      ----------     ----------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                                17,483         11,343
                                                                                      ----------     ----------
CASH FLOWS FROM INVESTING ACTIVITIES:

Purchases of property, plant and equipment                                              (39,207)       (34,195)
Purchase of business, net of cash acquired                                               (9,502)        (2,903)
Proceeds from sale of business                                                            3,743          8,502
Other investing activities                                                                  915            519
                                                                                      ----------     ----------
NET CASH (USED) BY INVESTING ACTIVITIES                                                 (44,051)       (28,077)
                                                                                      ----------     ----------
CASH FLOWS FROM FINANCING ACTIVITIES:

Short-term borrowings, net                                                                3,661         (7,148)
Current maturities and long-term debt:
Additions                                                                                34,208         84,249
Reductions                                                                               (1,992)        (3,083)
Cash dividends paid on common stock                                                      (9,421)        (9,479)
Common stock issued-options                                                                 265            870
Common stock acquired for treasury                                                       (3,768)       (38,047)
Other financing activities                                                                 (748)        (1,767)
                                                                                      ----------     ----------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                                22,205         25,595
                                                                                      ----------     ----------
Effect of exchange rate changes on cash                                                  (1,055)        (1,045)
                                                                                      ----------     ----------
Net increase (decrease) in cash and cash equivalents                                     (5,418)         7,816
Cash and cash equivalents at beginning of period                                         51,266         41,562
                                                                                      ==========     ==========
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                             $ 45,848       $ 49,378
                                                                                      ==========     ==========

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

COMMITMENTS AND CONTINGENCIES

DISCONTINUED DEFENSE BUSINESS - CONTINGENCIES

FEDERAL EXCISE TAX AND OTHER MATTERS RELATED TO THE FIVE-TON TRUCK CONTRACT In 1995, the Company, the United States Army ("Army"), and the United States Department of Justice concluded a settlement of Harsco's previously reported claims against the Army relating to Federal Excise Tax ("FET") arising under a completed 1986 contract for the sale of five-ton trucks to the Army. On 27 September 1995, the Army paid the Company $49 million in accordance with the settlement terms. The Company released the Army from any further liability for those claims, and the Department of Justice released the Company from a threatened action for damages and civil penalties based on an investigation conducted by the Department's Commercial Litigation Branch that had been pending for several years.

The settlement preserves the rights of the parties to assert claims and defenses under the Internal Revenue Code, and rights of the Army and the Company to claim certain amounts that may be owed by either party to reconcile possible underpayments or overpayments on the truck contract as part of the formal contract close-out process.

The settlement does not resolve the claim by the Internal Revenue Service ("IRS") that, contrary to the Company's position, certain cargo truck models sold by the Company should be considered to have gross vehicle weights in excess of the 33,000 pound threshold under FET law, are not entitled to an exemption from FET under any other theory, and therefore are taxable. In 1999, the IRS assessed an increase in FET of $30.4 million plus penalties of $9.9 million and applicable interest currently estimated to be $47.3 million. In October 1999, the Company posted an $80 million bond required as security by the IRS. This increase in FET takes into account offsetting credits of $9.2 million, based on a partial allowance of the Company's $31.9 million claim that certain truck components are exempt from FET. The IRS disallowed in full the Company's additional claim that it is entitled to the entire $52 million of FET (plus applicable interest currently estimated by the Company to be $43.1 million) the Company has paid on the five-ton trucks, on the grounds that such trucks qualify for the FET exemption applicable to certain vehicles specially designed for the primary function of off-highway transportation. In the event that the Company ultimately receives from the IRS a refund of tax (including applicable interest) with respect to which the Company has already received reimbursement from the Army, the refund would be allocated between the Company and the Army. The Company plans to vigorously contest the IRS assessment in the U.S. Court of Federal Claims. Although there is risk of an adverse outcome, both the Company and the Army believe that the cargo trucks are not taxable. No recognition has been given in the accompanying financial statements for the Company's claims with the IRS.

The settlement agreement with the Army preserves the Company's right to seek reimbursement of after-imposed tax from the Army in the event that the cargo trucks are determined to be taxable, but the agreement limits the reimbursement to a maximum of $21 million. Additionally, in an earlier contract modification, the Army accepted responsibility for $3.6 million of the potential tax, bringing its total potential responsibility up to $24.6 million.

Under the settlement, the Army agreed that if the cargo trucks are determined to be taxable, the 1993 decision of the Armed Services Board of Contract Appeals (which ruled that the Company is entitled to a price adjustment to the contract for reimbursement of FET paid on vehicles that were to be delivered after October 1, 1988) will apply to the question of the Company's right to reimbursement from the Army for after-imposed taxes on the cargo trucks. In the Company's view, application of the 1993 decision will favorably resolve the principal issues regarding any such future claim by the Company. Therefore, the Company believes that even if the cargo trucks are ultimately held to be taxable, the Army would be obligated to reimburse the Company for a majority of the tax, (but not interest or penalty, if any), resulting in a net maximum liability for the Company of $5.8 million plus penalties and applicable interest currently estimated to be $9.9 million and $47.3 million, respectively. The Company believes it is unlikely that resolution of this matter will have a material adverse effect on the Company's financial position, however, it could have a material effect on quarterly or annual results of operations.

OTHER DEFENSE BUSINESS LITIGATION

In 1992, the United States Government through its Defense Contract Audit Agency commenced an audit of certain contracts for sale of tracked vehicles by the Company to foreign governments, which were financed by the United States Government through the Defense Security Assistance Agency. In September 1994, the Company received a subpoena issued by the Department of Defense Inspector General seeking various documents relating to issues raised in the audit.

The Government subsequently subpoenaed a number of former employees of the Company's divested defense business to testify before a grand jury and issued grand jury subpoenas to the Company for additional documents. On 22 December 1999, the Company announced that it reached agreement with the U.S. Government on behalf of its former BMY Combat Systems Division to settle the matter. Under the agreement, BMY Combat Systems pled guilty to a one-count misdemeanor relating to submitting advance payment certifications which resulted in BMY receiving a portion of the payments for the contract prematurely. Harsco will pay the Government a $200,000 fine plus $10.8 million in damages for a total of $11 million.

The settlement, which is subject to acceptance by the U.S. District Court, ends the Government's investigation and releases Harsco and BMY from further liability for the issues under investigation. Harsco will charge the payment against an existing reserve, resulting in no charge to the Company's earnings. Based on the terms of the settlement, the Company expects to pay the $11 million by the third quarter of 2000, following the Court's entry of judgment.

CONTINUING OPERATIONS - CONTINGENCIES

ENVIRONMENTAL

The Company is involved in a number of environmental remediation investigations and clean-ups and, along with other companies, has been identified as a "potentially responsible party" for certain waste disposal sites. While each of these matters is subject to various uncertainties, it is probable that the Company will agree to make payments toward funding certain of these activities and it is possible that some of these matters will be decided unfavorably to the Company. The Company has evaluated its potential liability, and its financial exposure is dependent upon such factors as the continuing evolution of environmental laws and regulatory requirements, the availability and application of technology, the allocation of cost among potentially responsible parties, the years of remedial activity required and the remediation methods selected. The Consolidated Balance Sheet at 31 March 2000, and 31 December 1999 includes an accrual of $3.5 million and $3.0 million, respectively, for environmental matters. The amounts charged against pre-tax earnings related to environmental matters totaled $0.8 million for the first three months of 2000, and $0.1 million for the first three months of 1999.

The liability for future remediation costs is evaluated on a quarterly basis. Actual costs to be incurred at identified sites in future periods may vary from the estimates, given inherent uncertainties in evaluating environmental exposures. The Company does not expect that any sum it may have to pay in connection with environmental matters in excess of the amounts recorded or disclosed above would have a material adverse effect on its financial position or results of operations.

In the first quarter of 2000 the U.S. Environmental Protection Agency issued a Notice of Violation to the Company for violations of the Clean Air Act arising from slag dust emissions at one of the Company's mill services locations. The Agency is seeking abatement of dust emissions at the site and has advised that it is seeking financial penalties which exceed $100,000. The Company is cooperating with the mill and the Agency to abate the dust emissions and is in settlement discussions with the Agency.

OTHER

The Company is subject to various other claims, legal proceedings, and investigations covering a wide range of matters that arose in the ordinary course of business. In the opinion of management, all such matters are adequately covered by insurance or by accruals, and if not so covered, are without merit or are of such kind, or involve such amounts, as would not have a material adverse effect on the financial position or results of operations of the Company.

FINANCIAL INSTRUMENTS AND HEDGING

OFF BALANCE SHEET RISK

The Company has subsidiaries principally operating in North America, Latin America, Europe and Asia-Pacific. These operations are exposed to fluctuations in related foreign currencies, in the normal course of business. The Company seeks to reduce exposure to foreign currency fluctuations through the use of forward exchange contracts. The Company does not hold or issue financial instruments for trading purposes, and it is the Company's policy to prohibit the use of derivatives for speculative purposes. The Company has a Foreign Currency Risk Management Committee that meets periodically to monitor foreign currency risks.

The Company enters into forward foreign exchange contracts to hedge transactions of its non-U.S. subsidiaries, for firm commitments to purchase equipment and for export sales denominated in foreign currencies. These contracts generally are for 90 to 180 days or less. For those contracts that hedge an identifiable transaction, gains or losses are deferred and accounted for as part of the underlying transactions. The cash flows from these contracts are classified consistent with the cash flows from the transaction being hedged. The Company also enters into forward exchange contracts for intercompany foreign currency commitments. These foreign exchange contracts do not qualify as hedges, therefore, gains and losses are recognised in income based on fair market value. As of 31 March 2000, the total of all forward exchange contracts amounted to $3.1 million with a favorable mark-to-market fluctuation of twelve thousand dollars.

NEW FINANCIAL ACCOUNTING STANDARD ISSUED

In June 1998, the Financial Accounting Standard Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), with an amended effective date for fiscal years beginning after 15 June 2000. SFAS 133 requires that an entity recognize all derivative instruments as either assets or liabilities on its balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or Other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction, and, if it is, the type of hedge transaction. The Company will adopt SFAS 133 as of 1 January 2001. Due to the Company's limited use of derivative instruments, SFAS 133 is not expected to have a material effect on the financial position or results of operations of the Company.

OPINION OF MANAGEMENT

Financial information furnished herein, which is unaudited, reflects in the opinion of management all adjustments (all of which are of a recurring nature) that are necessary to present a fair statement of the interim period.

DIVIDEND INFORMATION

On 16 March 2000, the Company announced that the Board of Directors declared a quarterly cash dividend of 23.5 cents per share, payable 15 May 2000, to shareholders of record on 14 April 2000.

SUBSEQUENT EVENT

On 6 April 2000 the Company agreed to invest $20 million for a 49% ownership interest in S3Networks, LLC, a start-up company providing internet and e-business infrastructure consulting services to Fortune 1000 corporations. Cash of $6 million has been invested with an additional $14 million to be paid over a period not to exceed fifteen months from the initial investment date. The investment will be accounted for under the equity method. Since the Company is the principal provider of initial capital for S3Networks, LLC, the Company will record 100% of net losses to the extent of its initial $20 million investment. However, the Company will also record 100% of subsequent net income until the entire initial investment amount is reinstated. Subsequent to reinstatement of the initial investment amount, the Company will record net income to the extent of its ownership percentage of S3Networks, LLC.

                                  APPENDIX III

                           FURTHER INFORMATION ON SGB

NATURE OF FINANCIAL INFORMATION

The financial information contained in this Appendix does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The information for the three years ended 31 December 1999, 1998 and 1997 is summarised and extracted from the audited financial statements of SGB for each of the three years. SGB's auditors have made reports under Section 235 of the Companies Act 1985 on the financial statements for each of the three years ended 31 December 1999, 1998 and 1997 and statutory accounts have been delivered to the Registrar of Companies. These reports were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                  For the Year Ended 31 December 1999
                                              -------------------------------------------------------------------------------------
                                                  After                            Before
                                               exceptional      Exceptional     exceptional
                                                  items            Items           items
                                                   1999            1999             1999                1998              1997
                                     Note     pound sterling   pound sterling   pound sterling      pound sterling   pound sterling
                                                    m               m                m                   m                 m
                                              --------------   --------------   --------------      --------------   --------------
TURNOVER
Group and share of joint
   venture                            1            282.9           -                   282.9            284.8             266.5
Less: Share of joint venture                        (9.5)          -                    (9.5)           (12.8)             (9.1)
                                                   -----        ----                   -----            -----             -----
Group turnover                                     273.4           -                   273.4            272.0             257.4
                                                   -----        ----                   -----            -----             -----
GROUP OPERATING PROFIT                              28.1           -                    28.1             22.5              18.5
Share of operating profit of
   joint venture                                     0.4           -                     0.4              0.9               0.9
Exceptional Items:
 Sale of French operation                            0.5         0.5                       -                -                 -
 Goodwill on French
   disposal previously written
   off                                              (5.6)       (5.6)                      -                -                 -
                                                   -----        ----                   -----            -----             -----
Net loss on sale of French
   operations                                       (5.1)       (5.1)                      -                -                 -
                                                   -----        ----                   -----            -----             -----
PROFIT ON ORDINARY
   ACTIVITIES BEFORE INTEREST         2             23.4       (5.1)                    28.5             23.4              19.4
Net interest payable                  4             (1.9)           -                   (1.9)            (1.5)             (2.5)
                                                   -----        ----                   -----            -----             -----
PROFIT ON ORDINARY
   ACTIVITIES BEFORE TAXATION                       21.5       (5.1)                    26.6             21.9              16.9
Taxation                              5             (8.1)           -                   (8.1)            (6.7)             (5.1)
                                                   -----        ----                   -----            -----             -----
PROFIT ON ORDINARY
   ACTIVITIES AFTER TAXATION                        13.4       (5.1)                    18.5             15.2              11.8
Equity minority interests                           (0.1)           -                   (0.1)            (0.1)             (0.1)
                                                   -----        ----                   -----            -----             -----
PROFIT FOR THE FINANCIAL YEAR         7             13.3       (5.1)                    18.4             15.1              11.7
Dividends paid and proposed           6             (6.6)           -                   (6.6)            (5.5)             (2.6)
                                                   -----        ----                   -----            -----             -----
Retained profit for the year                         6.7       (5.1)                    11.8              9.6               9.1
                                                   -----        ----                   -----            -----             -----
DILUTED EARNINGS PER SHARE (PENCE)                  17.7p           -                   24.5p            20.1p             15.6p
BASIC EARNINGS PER SHARE (PENCE)                    17.9p           -                   24.8p            20.2p             15.6p
DILUTED WEIGHTED AVERAGE NUMBER OF
   SHARES                             7             75.1m           -                   75.1m            75.2m             75.1m
BASIC WEIGHTED AVERAGE NUMBER OF

   SHARES                             7             74.1m           -                   74.1m            74.8m             75.0m

CONSOLIDATED BALANCE SHEET
as at 31 December 1999

                                                                                                          1999
                                                                                            Note     pound sterling
                                                                                                          m
FIXED ASSETS
Tangible fixed assets                                                                          8          141.9
Investment in joint venture:
   Share of gross assets                                                                                    1.5
   Share of gross liabilities                                                                              (0.9)
                                                                                                          -----
                                                                                               8            0.6
Other Investments                                                                              8            1.6
                                                                                                          -----
                                                                                                          144.1
                                                                                                          -----
CURRENT ASSETS
Stocks and work in progress                                                                    9           22.0
Debtors                                                                                       10           80.8
Cash at bank and in hand                                                                      18(d)        15.0
                                                                                                          -----
                                                                                                          117.8
                                                                                                          -----
CREDITORS - AMOUNTS FALLING DUE WITHIN ONE YEAR
External borrowings                                                                           18(a)      (46.7)
Creditors                                                                                     11         (72.0)
                                                                                                          -----
                                                                                                        (118.7)
                                                                                                          -----
NET CURRENT (LIABILITIES)/ASSETS                                                                          (0.9)
                                                                                                          -----
TOTAL ASSETS LESS CURRENT LIABILITIES                                                                     143.2
                                                                                                          -----
CREDITORS - AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
External borrowings                                                                           18(a)       (2.1)
PROVISIONS FOR LIABILITIES AND CHARGES                                                        12         (14.5)
                                                                                                          -----
NET ASSETS                                                                                                126.6
                                                                                                          -----
CAPITAL AND RESERVES
Share capital                                                                                 13           30.0
Share premium account                                                                         14           47.8
Revaluation reserve                                                                           14            4.0
Other non-distributable reserves                                                              14              -
Profit and loss account                                                                       14           44.7
                                                                                                          -----
EQUITY SHAREHOLDERS' FUNDS                                                                                126.5
EQUITY MINORITY INTERESTS                                                                     15            0.1
                                                                                                          -----
                                                                                                          126.6
                                                                                                          -----

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 1999

                                                                                                           1999
                                                                                            Note      pound sterling
                                                                                                            m
                                                                                                      --------------
NET CASH INFLOW FROM OPERATING ACTIVITIES                                                     16           35.3
Dividends received from Joint Venture                                                                       0.3
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received                                                                                           0.4
Interest paid                                                                                              (1.9)
                                                                                                          -----
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE                                      (1.5)
                                                                                                          -----
TAXATION                                                                                                   (5.6)
CAPITAL EXPENDITURE
Purchase of fixed assets                                                                                  (57.6)
Sale of fixed assets - land and buildings                                                                   0.9
                           - other                                                                         14.4
                                                                                                          -----
NET CASH OUTFLOW FROM CAPITAL EXPENDITURE                                                                 (42.3)
                                                                                                          -----
ACQUISITIONS AND DISPOSALS
Sale of businesses                                                                            17            6.1
                                                                                                          -----
NET CASH INFLOW/(OUTFLOW) FROM ACQUISITIONS AND DISPOSALS                                                   6.1
                                                                                                          -----
Equity dividends paid - final                                                                             (3.3)
                        interim                                                                           (2.6)
                                                                                                          -----
NET CASH (OUTFLOW)/INFLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING                                    (13.6)
                                                                                                          -----
NET CASH INFLOW/(OUTFLOW) FROM THE MANAGEMENT OF LIQUID RESOURCES                             18a          18.3
NET CASH INFLOW FROM FINANCING                                                                18b           1.6
                                                                                                          =====
NET INCREASE/(DECREASE) IN CASH                                                                             6.3
                                                                                                          =====

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES for the year ended 31 December 1999

                                                                              1999           1998            1997
                                                                       pound sterling   pound sterling   pound sterling
                                                                            m                 m               m
Profit for the financial year                                                 13.3           15.1            11.7
Revaluation of land and buildings                                                -            2.9               -
Currency translation differences on foreign currency net                      (0.9)           0.9            (1.6)
   investments taken directly to reserves
                                                                              ----           ----            ----
TOTAL GAINS AND LOSSES RECOGNISED IN THE YEAR                                 12.4           18.9            10.1
                                                                              ====           ====            ====

The actual recognised gains and losses in 1999 include a tax charge on currency translation differences arising on foreign currency borrowings of pound sterling0.1 million (1998 tax credit: pound sterling0.3 million). It is currently the Group's policy to hedge overseas assets by the use of currency borrowings which amounted to pound sterling40.0 million at 31 December 1999 (1998: pound sterling33.6 million).

There were no material differences between the results shown in the profit and loss account and the results calculated in the historical cost basis.

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED EQUITY SHAREHOLDERS' FUNDS for the year ended 31 December 1999

                                                                1999
                                                           pound sterling
                                                                m
                                                           --------------
Profit for the financial year                                    13.3
Dividends                                                        (6.6)
                                                               ------
                                                                  6.7
Fixed asset revaluation                                             -
Goodwill charged to the Profit and Loss Account                   5.6
Foreign exchange movements                                       (0.9)
                                                               ------
NET ADDITION TO SHAREHOLDERS' FUNDS                              11.4
Opening shareholders' funds                                     115.1
                                                               ------
Closing shareholders' funds                                     126.5
                                                               ------

ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The consolidated accounts of the Group are prepared under the historical cost convention (modified by the revaluation of certain land and buildings and investments in subsidiaries) and in accordance with applicable accounting standards.

BASIS OF PREPARATION

Unless otherwise stated, the acquisition method of accounting has been adopted. Where subsidiary undertakings are acquired or sold during the year the consolidated profit and loss account includes the results for the part of the year for which they were subsidiary undertakings. The Group's share of operating profits, net interest payable and taxation of joint ventures is separately included in the Group profit and loss account using the equity accounting method, based on the latest available audited accounts after appropriate adjustment to achieve uniformity of accounting policies.

The Company carries its investments in subsidiaries at a valuation equal to the underlying net asset value of the subsidiary.

FOREIGN CURRENCIES

Assets and liabilities denominated or recorded in foreign currencies are translated into Sterling at rates of exchange ruling at the balance sheet date. Trading results are translated at the average rates for the year. Exchange differences arising on foreign currency net investments are taken directly to reserves, whereas the exchange differences arising in the ordinary course of trading are included in the profit and loss account.

The main exchange rates used for translation purposes (other than those subject to hedging activities or fixed contractual rates) are as follows:

                                                                    Average                     Year end
                                                                     rates                        rates
                                                              --------------------         --------------------
                                                               1999           1998          1999           1998
US Dollar                                                      1.62           1.66          1.61           1.66
French Franc                                                   9.97           9.78         10.55           9.29
Dutch Guilder                                                  3.35           3.29          3.54           3.12
Hong Kong Dollar                                              12.56          12.86         12.53          12.89

TURNOVER

Turnover represents the invoiced value for goods and services supplied during the year and excludes sales taxes.

TANGIBLE FIXED ASSETS

At 31 December 1998 the Group's UK properties were revalued by Gooch Webster, Chartered Surveyors on the basis of open market value for existing use and in accordance with the Royal Institution of Chartered Surveyors' Statement of Asset Valuation Practice and Guidance Notes. Any impairment loss on revalued fixed assets caused by the consumption of economic benefits are recognised in the profit and loss account. Surpluses, and deficits to the extent that reserves already exist, are taken to non-distributable reserves.

DEPRECIATION OF TANGIBLE FIXED ASSETS

No depreciation is provided on land. Buildings are depreciated over the lower of 50 years or the life of the lease by equal annual instalments. Vehicles, plant and machinery are depreciated over a period ranging mainly between 3 and 7 years with weighting where appropriate to recognise the impact of obsolescence. Equipment for hire is depreciated to its residual value over a period of between 2 and 20 years by equal annual instalments depending on product type.

LEASES

Assets which are the subject of finance leases together with the corresponding lease obligations are capitalised. The assets are depreciated as described above and the finance charge element of each lease payment, representing a constant interest rate on the reducing obligation is charged to the profit and loss account. Payments under operating leases are charged to the profit and loss account in the period to which they refer.

TAXATION

Deferred taxation is accounted for by using the liability method in relation to timing differences in respect of which there is a reasonable probability that they will reverse in the foreseeable future without being replaced by similar differences. No provision is made for taxation arising on distribution of profits retained by overseas resident subsidiary undertakings.

STOCKS

Stocks are stated at the lower of cost and net realisable value. In determining the cost of raw materials, consumables and goods purchased for resale, the weighted average purchase price is used.

PENSION FUNDING

The Company and its subsidiary undertakings operate various pension schemes financed, with certain exceptions, through separate trustee administered funds. The expected costs of providing pensions are recognised on a systematic and rational basis over the expected service lives of current employees, in accordance with established actuarial practice.

RESEARCH AND DEVELOPMENT

Research and development expenditure is charged to the profit and loss account in the year in which it is incurred.

GOODWILL

Purchased goodwill (both positive and negative) arising on consolidation in respect of acquisitions before 1 January 1998, when FRS 10 Goodwill and Intangible Assets was adopted, was written off to reserves in the year of acquisition. When a subsequent disposal occurs any related goodwill previously written off to reserves is written back through the profit and loss account as part of the profit or loss on disposal.

Purchased goodwill (representing the excess of the fair value of the consideration given over the fair value of the separable net assets acquired) arising on consolidation in respect of acquisitions since 1 January 1998 is capitalised. Positive goodwill is amortised to nil by equal annual instalments over its estimated useful life.

Negative goodwill arising on consolidation in respect of acquisitions since 1 January 1998 is included with fixed assets and released to the profit and loss account in the periods in which the fair values of the non-monetary assets purchased on the same acquisition are recovered, whether through depreciation or sale.

NOTES TO THE ACCOUNTS
for the year ended 31 December 1999

1.    SEGMENTAL INFORMATION

                                                                                 1999         1998             1997
                                                                          pound sterling   pound sterling  pound sterling
                                                                                m                m              m
                                                                          --------------   --------------  --------------
TURNOVER(i)(ii)(iii)
UK Operations                                                                    163.4       152.4        142.0
Joint Venture - UK Operations                                                      9.5        12.8          9.1
SGB International                                                                 44.4        49.3         50.3
SGB North Europe                                                                  44.3        40.9         37.3
SGB South Europe                                                                  21.3        29.4         27.8
                                                                            -----------  ----------  -----------
                                                                                 282.9       284.8        266.5
                                                                            -----------  ----------  -----------
PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST AND TAX (PBIT)
UK Operations                                                                     20.0        14.7         11.7
Joint Venture - UK Operations                                                      0.4         0.9          0.9
SGB International                                                                  6.8         6.6          6.5
SGB North Europe                                                                   3.0         2.8          2.5
SGB South Europe                                                                   1.2         1.0        (0.1)
                                                                            -----------  ----------  -----------
                                                                                  31.4        26.0         21.5
Central costs                                                                    (2.9)       (2.6)        (2.1)
                                                                            -----------  ----------  -----------
PBIT before exceptional items                                                     28.5        23.4         19.4
Exceptional items (SGB South Europe)                                             (5.1)           -            -
                                                                            -----------  ----------  -----------
PBIT after exceptional items                                                      23.4        23.4         19.4
                                                                            -----------  ----------  -----------
ASSETS EMPLOYED
UK Operations                                                                    107.1        81.0         81.7
Joint Venture - UK Operations                                                      0.6         0.6          0.5
SGB International                                                                 34.7        33.3         26.8
SGB North Europe                                                                  19.3        18.7         16.1
SGB South Europe                                                                  11.6        14.3         14.3
Centre                                                                             4.7         4.7          1.1
                                                                            -----------  ----------  -----------
TOTAL ASSETS EMPLOYED                                                            178.0       152.6        140.5
Net borrowings                                                                  (33.8)      (22.4)       (23.8)
Taxation and dividends                                                          (17.6)      (15.0)       (14.0)
                                                                            -----------  ----------  -----------
NET ASSETS                                                                       126.6       115.2        102.7
                                                                            ===========  ==========  ===========

(i) The operations of the Group comprise only one segmental class of business being the supply of access and related products and services.

(ii) Turnover by geographical destination is not materially different from turnover by geographical origin.

(iii) SGB divisions are operated on a geographic basis. SGB Youngman serves the UK market, SGB North Europe serves Northern Europe (excluding the UK), SGB South Europe serves France and Belgium and SGB International serves the rest of the world. Central costs are attributable to the UK head office operations.

2. PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST AND TAX (PBIT)

                                                                              1999          1998            1997
                                                                        pound sterling  pound sterling  pound sterling
                                                                             m               m               m
                                                                        --------------  --------------  --------------
Group turnover                                                              273.4           272.0          281.2
                                                                            -----           -----          -----
Change in stocks                                                              4.1            (1.7)          11.3
Raw materials and consumables                                               (80.9)          (79.2)         (92.9)
Research and development                                                     (0.9)           (0.7)          (0.7)
Staff costs (Note 3)                                                        (90.4)          (89.7)         (85.6)
Depreciation                                                                (18.1)          (17.5)         (16.4)
Auditors' remuneration:
  -  audit fees (Company audit fee:pound sterling 5,000: 1998:
     pound sterling nil)                                                     (0.5)           (0.4)          (0.3)
  -  non audit work - UK (fees paid to auditor and its                       (1.2)           (0.2)          (0.1)

   associates)
Operating lease charges for plant and machinery                              (4.7)         (4.0)          (3.6)
Operating lease charges for land and buildings                               (4.6)         (4.6)          (3.6)
Other operating charges                                                     (48.1)        (51.5)         (70.5)
Net flotation costs                                                             -             -           (0.3)
Share of operating profit of joint venture                                    0.4           0.9            0.9
                                                                            -----         -----          -----
                                                                           (244.9)       (248.6)        (261.8)
                                                                            -----         -----          -----
PBIT before exceptional items                                                28.5          23.4           19.4
Exceptional items                                                            (5.1)            -              -
                                                                            -----         -----          -----
PBIT after exceptional items                                                 23.4          23.4           19.4
                                                                            =====         =====          =====

3.    EMPLOYEES

                                                                               1999          1998          1997
                                                                              -----          ----          ----
The average weekly number of employees, including directors, was:             4,390         4,304         4,200
                                                                              -----         -----         -----


                                                                              1999           1998              1997
                                                                        pound sterling   pound sterling    pound sterling
                                                                        --------------   --------------    --------------
Payroll costs were:
   Wages and salaries                                                         78.1           77.8              73.6
   Social security costs                                                       9.9            9.6               8.6
   Other pension costs (Note 20)                                               2.4            2.3               2.2
                                                                              ----           ----              ----
                                                                              90.4           89.7              84.4
                                                                              ====           ====              ====

DIRECTORS' EMOLUMENTS

                                                                   Other
                                 Basic                            benefits
                                salary/                             excl.
                                 fees              Bonus           pension)          Total             Total            Total
                                 1999              1999              1999            1999              1998              1997
                           pound sterling     pound sterling    pound sterling   pound sterling    pound sterling   pound sterling
                           --------------    ---------------    --------------   --------------    --------------   --------------
NON-EXECUTIVE DIRECTORS
K J Minton                      80,000                -                -             80,000           65,000           32,500
J C Gains                       26,500                -                -             26,500(1)        25,000(1)         12,500
M R B Gatenby                   26,500                -                -             26,500           25,000           25,000
P W Harrisson                   26,500                -                -             26,500           25,000           16,122
A H Moore                       26,500                -                -             26,500(1)             -                -

EXECUTIVE DIRECTORS
R Stokell                      190,000             32,820           12,465          235,285          288,415          279,141
K L Mansell                    135,140             22,612           10,630          168,382          203,324          194,560
A J Scull                      115,500             19,692           10,688          145,880          171,757          109,464
S Yapp                         127,500             22,974            7,565          158,039          174,754          136,984
                               -------             ------           ------          -------          -------          -------
Total emoluments               754,140             98,098           41,348          893,586          978,250          806,271
                               =======             ======           ======          =======          =======          =======


(1) Fees paid to Mowlem & Company PLC ("Mowlem") in respect of Messrs J C Gains and A H Moore who are also Directors of Mowlem.

4.    NET INTEREST PAYABLE

                                                                            1999             1998               1997
                                                                      pound sterling    pound sterling    pound sterling
                                                                      --------------    --------------    --------------
Interest payable on bank loans and overdrafts and other loans
   repayable within five years                                             (2.3)            (2.7)               (4.3)
Interest receivable                                                         0.4              1.2                 1.8
                                                                           -----            ----                ----
Net interest payable                                                       (1.9)            (1.5)               (2.5)
                                                                           =====            ====                =====

5.    TAXATION

                                                                              1999            1998                 1997
                                                                        pound sterling    pound sterling       pound sterling
                                                                        --------------    --------------       --------------
United Kingdom:
Corporation tax at 30.25% (1998: 31.0%)                                        3.6            3.1                   2.1
Deferred taxation                                                              1.3            0.3                   0.5
                                                                               ---            ---                   ---
                                                                               4.9            3.4                   2.6
Overseas taxation                                                              3.1            3.0                   2.2
                                                                               ---            ---                   ---
The Company and its subsidiary undertakings                                    8.0            6.4                   4.8
Joint venture                                                                  0.1            0.3                   0.3
                                                                               ---            ---                   ---
                                                                               8.1            6.7                   5.1
                                                                               ---            ---                   ---

6.    DIVIDENDS PAID AND PROPOSED

                                                                  1999                      1998                      1997
                                                             pound sterling            pound sterling             pound sterling
                                                             --------------            --------------             --------------
Interim dividend - 3.4p per share (1998: 2.9p per share)           2.6                       2.2                       6.8
Final proposed - 5.4p per share (1998: 4.4p per share)             4.0                       3.3                       2.6
                                                                   ---                       ---                       ---
                                                                   6.6                       5.5                       9.4
                                                                   ---                       ---                       ---

The final proposed dividend per share is calculated on 75,053,008 shares although it is recognised that the ESOT has waived its right to dividends on the 913,209 shares it holds.

7.    EARNINGS PER SHARE

The calculation of earnings per share has been prepared in accordance with FRS14, Accounting for Earnings per Share, and is based on profit before exceptional items attributable to shareholders of pound sterling18.4 million (1998: pound sterling15.1 million). Earnings after exceptional items were pound sterling13.3 million (1998: pound sterling15.1 million).

The weighted average number of shares has been calculated as follows:

                                                                          1999           1998           1997
Weighted average shares in issue                                       75,028,374     75,001,870     75,000,000
Less weighted average ESOT shares not ranking for dividend               (913,209)      (214,183)             --
                                                                       ----------     ----------     ----------
Weighted average shares used for basic earnings per share              74,115,165     74,787,687     75,000,000
Adjustment for share options granted but not yet exercised                979,963        432,744        107,276
                                                                       ----------     ----------     ----------
Weighted average shares used for diluted earnings per share            75,095,128     75,220,431     75,107,276
                                                                       ==========     ==========     ==========

8.    TANGIBLE FIXED ASSETS

Group

                                                                 Owned            Leased
                                                                vehicles,        vehicles,
                                           Land and             plant and        plant and          Equipment
                                           buildings            machinery        machinery          for hire            Total
                                         pound sterling      pound sterling     pound sterling    pound sterling     pound sterling
                                         --------------      --------------     --------------    --------------     --------------
COST OR VALUATION
At 1 January 1999                              28.4               33.0                4.5             149.6               215.5
Currency translation                           (0.2)               0.2               (0.2)            (3.3)                (3.5)
Additions                                       6.3                3.3                1.8              46.2                57.6
Disposals                                      (4.3)              (5.8)                 -             (18.8)              (28.9)
                                               ----               ----                ---             -----               -----
At 31 December 1999                            30.2               30.7                6.1             173.7               240.7
                                               ----               ----                ---             -----               -----
DEPRECIATION
At 1 January 1999                              (5.3)             (22.1)              (2.3)            (69.0)              (98.7)
Currency translation                            0.2                  -                  -               1.8                 2.0
Reclassification                                  -                1.6               (1.6)                -                   -
Disposals                                       1.7                4.5                  -               9.8                16.0
Depreciation provided during the year          (0.7)              (2.7)              (0.2)            (14.5)              (18.1)
                                               ----               ----                ---             -----               -----
At 31 December 1999                            (4.1)             (18.7)              (4.1)            (71.9)              (98.8)
                                               ----               ----                ---             -----               -----
NET BOOK VALUE
31 DECEMBER 1999                               26.1               12.0                2.0             101.8               141.9
                                               ====               ====                ===             =====               =====
31 December 1998                               23.1               10.9                2.2              80.6               116.8
                                               ====               ====                ===             =====               =====

The capital value of powered access equipment held under operating leases at 31 December 1999 was pound sterling23.0 million (1998 pound sterling10.8 million).

The above analysis includes freehold land at cost or valuation not subject to depreciation of pound sterling13.8 million (1998: pound sterling12.8 million).

At 31 December 1998 the Group's UK properties were revalued by Gooch Webster, Chartered Surveyors on the basis of open market value for existing use and in accordance with the Royal Institution of Chartered Surveyors' Statement of Asset Valuation Practice and Guidance Notes.

The net book value of land and buildings comprises:

                                 1999
                            pound sterling
                            --------------
Freehold                         22.8
Long leasehold                    1.7
Short leasehold                   1.6
                                 ----
                                 26.1
                                 ====

8. TANGIBLE FIXED ASSETS (CONTINUED) PARTICULARS RELATING TO REVALUED ASSETS ARE GIVEN BELOW:

                                                      1999            1998
                                                pound sterling    pound sterling
                                                --------------    --------------
Analysis of land and buildings:
Cost                                                  10.8             8.1
1998 valuation                                        19.4            20.3
                                                      ----            ----
                                                      30.2            28.4
                                                      ====            ====

If land and buildings had not been revalued, they would have been included at the following book values:

                                                 1999             1998
                                            pound sterling    pound sterling
                                            --------------    --------------
Cost                                             27.4             22.7
Depreciation thereon                             (4.8)            (4.3)
                                                 ----             ----
Historical cost net book value                   22.6             18.4
                                                 ====             ====

GROUP
FIXED ASSET INVESTMENTS - JOINT VENTURE:

                                               1999              1998
                                          pound sterling     pound sterling
                                          --------------     --------------
SALAMIS SGB LIMITED
At 1 January                                    0.6               0.5
Share of profit after tax                       0.3               0.6
Dividends received                             (0.3)             (0.5)
                                               ----              ----
At 31 December                                  0.6               0.6
                                               ====              ====

OTHER INVESTMENTS
During 1998 the Company established an Employee Share Ownership Trust (ESOT) details of which are given in note 14 to the accounts. As at 31 December 1999 the ESOT had purchased 913,209 SGB Group PLC ordinary shares with a cost of pound sterling1.6 million at prices ranging from 153p to 180 pence per share.

9.    STOCKS AND WORK IN PROGRESS

                                                     1999
                                                pound sterling
                                                -------------
Raw materials and consumables                        2.9
Work in progress                                     2.8
Finished goods and goods for resale                 16.3
                                                    ----
                                                    22.0
                                                    ====

10.   DEBTORS

                                                     1999
                                                pound sterling
                                                --------------
FALLING DUE WITHIN ONE YEAR:
     Trade debtors
  -  third parties                                   60.5
  -  John Mowlem & Company PLC                        0.8
                                                     ----
                                                     61.3
Assets held for resale                                8.2
Other debtors                                         2.5
Prepayments and accrued income                        8.8
                                                     ----
                                                     80.8
                                                     ====

Assets held for resale are powered access equipment acquired which had not been placed under operating leases by 31 December 1999.

11.   CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

                                                                  1999
                                                             pound sterling
                                                             --------------
Trade creditors
  -  third parties                                               (31.4)
  -  John Mowlem & Company PLC                                    (0.2)
                                                                 -----
                                                                 (31.6)
  -  Corporation tax                                              (4.0)
  -  Other taxation and social security                           (6.5)
  -  Financial Instruments including bills of exchange            (0.7)
  -  Powered Access equipment creditors                          (10.3)
  -  Other creditors                                              (5.5)
  -  Accruals and deferred income                                 (9.4)
  -  Dividends payable                                            (4.0)
                                                                 -----
                                                                 (72.0)
                                                                 =====

12.   PROVISIONS FOR LIABILITIES AND CHARGES


                                                        1999
                                                   pound sterling
DEFERRED TAXATION:
Accelerated capital allowances                          (6.0)
Other timing differences                                 0.3
Overseas deferred tax                                   (3.9)
                                                       -----
                                                        (9.6)
Pension provision (Note 20)                                -
Other                                                   (4.9)
                                                       -----
                                                       (14.5)
                                                       =====

Movements on provisions during the year were as follows:

                                Deferred tax          Pensions           Other             Total
                               pound sterling     pound sterling     pound sterling    pound sterling
At 1 January 1999                   (7.3)              (1.8)             (5.7)            (14.8)
Net charge for the year             (2.3)                 -                 -              (2.3)
Utilised                               -                1.8               0.8               2.6
                                    ----                ---               ---              ----
At 31 December 1999                 (9.6)                 -              (4.9)            (14.5)
                                    ====                ===               ===              ====

Other provisions include insurance and property dilapidation provisions.

The full potential liability to deferred tax is as follows:

                                                          1999
                                                     pound sterling
Accelerated capital allowances (UK and Overseas)        (10.2)
Other timing differences (UK and Overseas)               (0.5)
                                                         ----
                                                        (10.7)
                                                         ====

13.   SHARE CAPITAL

                                                              1999
                                                  -------------------------------
                                                    Number         pound sterling
Authorised:
Ordinary shares of 40p each                       100,000,000        40,000,000
Allotted, issued and fully paid                    75,053,008        30,021,203

Share option schemes

The Company operates a Sharesave Scheme (The SGB Group PLC Sharesave Scheme
1997) which is savings-related and enables those eligible to participate to invest up to a maximum permitted level of pound sterling250 per month. In addition, a Discretionary Share Option Scheme (The SGB Group PLC Discretionary Share Option Scheme 1997 (Parts I and II) provides share options for Executive Directors and other senior executives.

                                         Sharesave Scheme   Discretionary
                                                                Scheme           Total
Outstanding at 31 December 1998              542,363          2,072,243        2,614,606
Granted                                      482,890            575,395        1,058,285
Exercised                                    (14,269)           (35,000)         (49,269)
Lapsed                                       (72,345)          (142,435)        (214,780)
                                             -------          ---------        ---------
Outstanding at 31 December 1999              938,639          2,470,203        3,408,842
                                             =======          =========        =========

                                                         Option price                                 Total number
                                                                                                       of options
                                                                                                      outstanding
                                              Date of                                                    at 31
Scheme                                         grant                          Exercise period        December 1999
Sharesave                                    31/10/97        131.0p           1/1/01 - 30/6/01          461,346
                                             28/10/99        218.0p          1/12/02 - 31/5/03          477,293
                                                                                                      ---------
                                                                                                        938,639
                                                                                                      ---------
Discretionary part I (approved)               26/6/97        156.0p          26/6/00 - 25/6/07           38,460
                                             22/10/97        165.5p        22/10/00 - 21/10/07           95,000
                                              21/9/98        171.5p          21/9/01 - 20/9/08          134,984
                                              29/3/99        230.0p          29/3/02 - 28/3/09           46,086
                                              14/9/99        285.0p          14/9/02 - 13/9/09          135,526
Discretionary part II (unapproved)            26/6/97        156.0p          26/6/00 - 25/6/04        1,413,142
                                             22/10/97        165.5p        22/10/00 - 21/10/04          105,000
                                              21/9/98        171.5p          21/9/01 - 20/9/05          118,222
                                              29/3/99        230.0p          29/3/02 - 28/3/06           85,218
                                              14/9/99        285.0p          14/9/02 - 13/9/06          298,565
                                                                                                      =========
                                                                                                      2,470,203
                                                                                                      =========

EMPLOYEE SHARE OWNERSHIP TRUST (ESOT)

During 1998 the Company established an Employee Share Ownership Trust (ESOT) to acquire SGB Group PLC shares from the market to satisfy current and future requirements of the Company's share option schemes. Funding is provided to the ESOT by the Company. The ESOT's administrative costs are charged to the Profit and Loss Account of the Company. The assets of the ESOT are recognised as assets of the Company within these accounts. The ESOT has waived its rights to dividends but must be paid a minimum dividend of 0.01p per share. At 31 December 1999 the ESOT held 913,209 SGB Group PLC ordinary shares of which 818,601 shares were specifically under options to employees. The remaining 94,608 uncommitted shares had a market value at 31 December 1999 of pound sterling0.2 million. The 913,209 shares held by the ESOT were purchased at prices ranging from 153p per share to 180 pence per share.

14.      Reserves

                                                    Share                            Other non        Profit
                                                   Premium         Revaluation      distributabl     and loss
                                                   Account          reserve          reserves         account            Total
                                               pound sterling    pound sterling   pound sterling   pound sterling    pound sterling
                                               --------------    --------------   --------------   --------------    -------------
GROUP
At 1 January 1999                                   47.8               4.4              0.2             32.7               85.1
Retained profit for the year                           -                 -                -              6.7                6.7
Goodwill charged to the profit and loss
   account                                             -                 -                -              5.6                5.6
Transfers between reserves                             -              (0.4)            (0.2)             0.6                  -
Currency translation and related tax charge            -                 -                -             (0.9)              (0.9)
                                                    ----              ----             ----              ---                ---
AT 31 DECEMBER 1999                                 47.8               4.0                -             44.7               96.5
                                                    ====              ====             ====             ====               ====

The cumulative amount of goodwill written off to reserves at 31 December 1999, net of goodwill relating to subsidiary undertakings disposed of, amounts to pound sterling4.9 million (1998: pound sterling10.5 million).

15.   MINORITY INTERESTS

                                                      1999
                                                 pound sterling
                                                 -------------
Minority interests on 1 January 1999                  0.1
Share of profits and losses                           0.1
Dividends and other payments                         (0.1)
                                                      ---
Minority interests on 31 December 1999                0.1
                                                      ===

16. RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS

                                                       1999
                                                  pound sterling
                                                  -------------
Group operating profit                                 28.1
Depreciation                                           18.1
Profit on disposal of fixed assets                     (5.6)
Decrease/(increase) in stock                            0.1
Increase in debtors                                   (11.3)
Increase in creditors                                   8.5
(Decrease)/increase in provisions                      (2.6)
                                                      -----
Net cash inflow from operating activities              35.3
                                                      =====

17.   BUSINESS DISPOSALS

                                                                1999
                                                           pound sterling
                                                           --------------
DISPOSAL OF BUSINESS Net assets disposed of:
Land and buildings                                               2.5
Other fixed assets                                               0.7
Stock                                                            3.3
Creditors                                                       (0.7)
Goodwill                                                         5.6
Loss on disposal                                                (5.1)
                                                                ----
                                                                 6.3
                                                                ----
Satisfied by:
Cash proceeds                                                    6.1
Deferred consideration                                           0.2
                                                                ----
                                                                 6.3
                                                                ====

18.   NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

18(a) Analysis of net borrowings

                                      At 1                           Currency
                                  January 1999                      translation      At 31 December
                                                   Cash Flow         movement             1999
                                pound sterling   pound sterling    pound sterling    pound sterling
                                --------------   --------------    --------------    --------------
Bank and cash balances                6.0             6.3                 -              12.3
Overdrafts                           (3.1)              -                 -              (3.1)
                                   ------            ----              ----             -----
                                      2.9             6.3                 -               9.2
                                   ------            ----              ----             -----
Debt due after one year             (45.9)           41.6               2.2              (2.1)
Debt due within one year             (0.4)          (43.2)                -             (43.6)
                                   ------            ----              ----             -----
                                    (46.3)           (1.6)              2.2             (45.7)
                                   ------            ----              ----             -----
Liquid resources                     21.0           (18.3)                -               2.7
                                   ------            ----              ----             -----
Net borrowings                      (22.4)          (13.6)              2.2             (33.8)
                                   ======            ====              ====             =====


Debt due after one year represents finance lease obligations.

18(b) Net cash inflow from financing

                                                                                                    1999
                                                                                               pound sterling
                                                                                               --------------
Drawdown underpound sterling 60 million multi-currency revolving facility                           (0.4)
Other borrowing movements
 -  under one year                                                                                  43.2
 -  more than one year                                                                             (41.0)
Capital element of finance lease rental payments                                                    (0.2)
                                                                                                   ------
As per consolidated cash flow statement                                                              1.6
                                                                                                   ======

18(c) Reconciliation of net cash flow to movement in net funds and debt

Net (decrease)/increase in cash                                                                      6.3
Net cash (outflow)/inflow from decrease in debt and lease financing                                 (1.6)
Net cash (inflow)/outflow from increase in liquid resources                                        (18.3)
Change in net debt resulting from cash flows                                                       (13.6)
Effect of currency translation changes on net debt                                                   2.2
                                                                                                   ------
Movement in net funds and debt                                                                     (11.4)
Net borrowings at 1 January 1999                                                                   (22.4)
                                                                                                   ------
NET BORROWINGS AT 31 DECEMBER 1999                                                                 (33.8)
                                                                                                   ======

18(d)  Cash and deposits

                                         1999
                                    pound sterling
                                    --------------
CASH AT BANK AND IN HAND
Short term deposits                       2.7
Bank and cash balances                   12.3
                                        -----
                                         15.0
                                        -----
Sterling                                  7.7
Other currencies                          7.3
                                        -----
                                         15.0
                                        -----

Cash at bank and in hand includes cash in hand and deposits repayable on demand with any financial institution.

Deposits are repayable on demand if they can be withdrawn at any time without notice and without penalty or if a maturity or period of notice of not more than 24 hours or one working day has been agreed.

Cash includes cash in hand and deposits denominated in foreign currencies.

The Group includes in liquid resources term bank deposits of less than one year.

19.   FINANCIAL INSTRUMENTS

This is the first year of disclosure under FRS13 and no comparatives are disclosed as permitted by that Standard, Group operations are financed through a combination of shareholders funds and net borrowings, principally comprising bank and revolving credit facilities.

                                                           1999
                                                      pound sterling
                                                      --------------
OTHER CURRENCIES Revolving credit facility:
US Dollar                                                  14.6
Euro                                                       18.0
Hong Kong Dollar                                            2.9
Singapore Dollar                                            3.5
Swedish Kroner                                              0.6
Danish Kroner                                               1.4
                                                         -------
                                                           41.0
                                                         -------
US Dollar short term borrowings                             2.6
US Dollar overdrafts                                        0.4
French Franc finance lease obligations                      1.7
Dutch Guilder finance lease obligations                     0.4
Dutch Guilder overdrafts                                    2.3
Other overdrafts                                            0.4
                                                         -------
                                                           48.8
                                                         -------
NET DEBT
Gross borrowings                                           48.8
Cash and short term deposits                             (15.0)
                                                         -------
NET DEBT                                                   33.8
                                                         -------
REPAYMENT ANALYSIS
Less than one year or on demand                            46.7
In more than one year but less than two years               0.5
In more than two years but less than five years             1.6
                                                         -------
                                                           48.8
                                                         -------
SECURITY ANALYSIS
Secured                                                     2.1
Unsecured                                                  46.7
                                                         -------
                                                           48.8
                                                         -------
INTEREST RATE PROFILE
At fixed rates                                              2.1
At variable rates                                          46.7
                                                         -------
                                                           48.8
                                                         -------

The weighted average interest rate of the fixed rate financial liabilities is
4.8 per cent. fixed for an average of four years.

The floating rate financial liabilities are subject to interest rates referenced to LIBOR. The drawings under the Revolving Credit facility at 31 December 1999 are at a weighted average of 5.09 per cent. for a period of five months.

The group allows a degree of interest rate risk as long as the effects of changes in rates remain within acceptable parameters.

As at 31 December 1999 the Group had committed multi-currency facility of pound sterling 60.0 million of which pound sterling 41.0 million was utilised. In addition the Group has facilities in the UK of pound sterling 3.0 million and in its overseas operations of pound sterling 12.2 million.

Amounts drawn under the revolving credit facility are for periods of less than one year, and as the facility expires in June 2000, these amounts have been classified as falling due within one year. The Group has entered into a new three year pound sterling 72.0 million revolving credit facility in February 2000 to replace the facility existing at the year-end.

The Group operates a foreign exchange hedging policy, whereby 75 per cent. of foreign currency denominated assets are hedged through the use of foreign currency borrowings. As a result of this policy pound sterling 40.0 million of the revolving credit facility has been utilised for hedging purposes.

The Group continues to comply with all of its borrowing covenants, none of which represents a restriction on funding or investment policy in the foreseeable future.

There is no material difference between book value and the fair value of the Group's financial assets and financial liabilities as at 31 December 1999.

20.   PENSION ARRANGEMENTS

20.1 The Group operates two defined benefit pension schemes. The SGB Group Staff Pension and Family Security Scheme ("the SGB Scheme") is the larger of the two. The other is the Youngman Group Limited Operatives Pension and Family Security Scheme ("the Youngman Scheme"). The Group also makes contributions to funded unapproved retirement benefits schemes (FURBS) in respect of three executive directors. The total pension charge in 1999 was pound sterling2.4 million (1998: pound sterling2.3 million).

20.2 The assets of the SGB Scheme and the Youngman Scheme are held under trust separately from those of the Group and invested directly on the advice of independent professional investment managers. Pension costs are assessed on the advice of an independent qualified actuary using the projected unit method.

                                                                           SGB Scheme           Youngman Scheme
                                                               G Harman, FIA, William    G Harman, FIA, William
Actuary                                                                  M Mercer Ltd              M Mercer Ltd
Date of last valuation/review                                        31 December 1999          31 December 1997
Date of next valuation                                               31 December 2000          31 December 1999
Market value of the schemes' assets                              pound sterling165.8m       pound sterling10.3m
Level of funding                                                                 115%                      100%
Key Assumptions:
Investment return Pre-retirement                                                 6.2%                      8.5%
        Post-retirement                                                          5.2%                      8.5%
General pensionable earnings increases                                           4.7%                      6.5%
Increases in pensions in excess of GMP                                           3.2%*                     4.5%
Increase in equity dividends                                                     N/A                       4.0%
Average future working lifetime of the active members                         11 years                  17 years

The surplus revealed by the valuations is being spread over the average future service lives of the active members.

* Certain members of the SGB Scheme are guaranteed increases in pensions in excess of GMP of 4.0%.

21.   COMMITMENTS AND CONTINGENT LIABILITIES

                                                                        Powered
                                                        Land and         access
                                                       buildings       equipment          Vehicles
                                                          1999            1999              1999
                                                     pound sterling   pound sterling    pound sterling
OPERATING LEASE ANNUAL COMMITMENTS
Non-cancellable operating leases which expire:
Within one year                                            0.3               -              0.5
In two to five years                                       0.6             3.6              4.1
Over five years                                            3.1               -                -
                                                           ---             ---              ---
                                                           4.0             3.6              4.6
                                                           ===             ===              ===

                                                                                        Powered
                                                                                         access
                                                                                        equipment          Vehicles
                                                                                     pound sterling     pound sterling
NOTIONAL CAPITAL VALUE OF OPERATING LEASES
The movement in the notional capital value of leased assets not included in fixed assets is as follows:
Brought forward on 1 January 1999                                                         10.8               10.5
Net additions                                                                             15.3                4.7
Capital element of lease payments                                                         (2.6)              (3.6)
Foreign exchange movement                                                                 (0.5)              (0.3)
                                                                                          ----               ----
CARRIED FORWARD ON 31 DECEMBER 1999                                                       23.0               11.3
                                                                                          ----               ----
The interest element of operating lease payments charged to the Profit and Loss
   Account was:                                                                            0.8                1.1
                                                                                          ====               ====

The notional value of powered access equipment under operating leases at 31 December 1999 includes pound sterling7.5 million of equipment (1998: pound sterling3.3 million) where leases have not yet been incepted.

The Group has guaranteed pound sterling107.3 million of facilities (including leases facilities) for subsidiary undertakings (including the Revolving Credit Facility of pound sterling60 million).

The Group has contingent liabilities arising in the ordinary course of business from which it is anticipated that no material liabilities will arise.

The Group has also guaranteed borrowings of pound sterling1.8 million (1998: pound sterling 1.8 million) of certain of its overseas agents.

22.      RELATED PARTY TRANSACTIONS

During the year the Group sold pound sterling 2.4 million (1998: pound sterling 3.6 million) of goods and services to Mowlem & Company PLC ("Mowlem"), the Group's parent company, on arm's length terms and on a normal commercial basis. In addition the Group paid pound sterling 0.1 million (1998: pound sterling 0.1 million) to Mowlem being the fees in respect of two non-executive directors who are also directors of Mowlem.

These fees are detailed in the Report of the Remuneration and Appointments Committee.

The Group supplied pound sterling 6.5 million (1998: pound sterling 10.8 million) of goods and services to Salamis SGB Limited, a joint venture company, on normal commercial terms.

At 31 December 1999 the Group had net debtor balances outstanding with Mowlem and Salamis SGB Limited of pound sterling 0.6 million and pound sterling nil million respectively.

AGM CHAIRMAN'S STATEMENT, 9 MAY 2000

"1999 was another year of substantial progress for the SGB Group. The main features of the Group's performance were:

-     Sales at pound sterling 283 million, similar levels to 1998;

- Profits before interest and tax increased by 21.8% to pound sterling 28.5 million, moving operating margins into double figures - 10.1% compared with 8.2% in 1998;

-     Pre-tax profits increased by 21.5% to pound sterling 26.6 million;

-     Earnings per share increased by 21.9% to 24.5p per share;

- The Board is recommending a final dividend of 5.4p per share which, if shareholders approve, will make the total dividend for the year 8.8p per share, an increase of 20.5% over 1998.

KEY ACHIEVEMENTS

The Group's, achievements in 1999 were not limited to the realisation of significant increases in financial performance; 1999 was also a year when the developments set out at last year's AGM were implemented.

In the UK, we have extended our hub and satellite coverage and diversified further our product offering. By the end of the year, ten hubs were established. We replaced three old and inadequate satellites with new upgraded units and added a completely new one. To enhance our customer service capability, we established seven new call centres. In addition, we have widened the range of products on offer in our Powered Access sector, introduced Cuplok 3000, and launched our new formwork panel system "Logik".

In Continental Europe, we are now servicing our traditional markets with a wider product range. We have extended our penetration of the petrochemical industry, and re-focused our French operations. In 1999, we have extended the Powered Access product range by adding mobile climbing units and material hoists, and extended our geographic penetration into Germany and Austria. We have also widened our customer base for the range of services we provide to the petrochemical industry. In France, we have established two new hubs and two new satellites in our drive to extend our provision of access products and services to the French market.


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

In the USA, our objective was to extend the Group's coverage. New branches have been set up and the product range has been extended by the addition of the GASS aluminium shoring system and the new "Logik" panel formwork product.

In Asia, we planned to develop our business cautiously in the aftermath of the recession of 1998. The Asian market is now emerging from that setback, and opportunities in Hong Kong and elsewhere in the region are now coming to the fore. While we are being selective about the projects we accept, our confidence in prospects for Asia is returning.

STRATEGY

We shall continue to develop our current business in the major areas of the world in which we operate and where we have extensive market knowledge and experience. We shall continue to extend our product offering through our own innovation and where we can acquire products and services which fit our portfolio.

We continue to refine our management organisation to meet the changing needs of the Group and its growth plans.

As we continue to develop and consider further growth through acquisition, we will only make investments where we are very confident they will meet our rigorous profitability criteria. We have examined a number of acquisition opportunities over 1999 but none of them met our needs. We shall continue to search for the right investments but will only commit if our criteria are met. Turning now to the prospects for this year, we see progress being achieved in most of the principal regions in which we operate. We began the year with some encouraging orders and our US operations, in particular, are showing the benefit of our investments last year.

Nevertheless, the strength of Sterling is adversely affecting both the Sterling value of earnings from our overseas operations and the competitive position of UK manufactured goods. Sales of these in the UK have so far been slower than anticipated. Powered Access performance in our UK Branch Operations continues to reflect the difficult environment.

However, overall, the Board expects modest improvement over last year and looks forward to the future with confidence."


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

                                   APPENDIX IV

                     CALCULATIONS AND SOURCES OF INFORMATION

1.    GENERAL

Unless otherwise stated, (i) financial information relating to Harsco has been extracted from the audited Annual Report for the year ended 31 December 1999, and (ii) financial information relating to SGB has been extracted from the audited Annual Reports and Accounts for the year ended 31 December 1999 and from a Dresdner Kleinwort Benson research report dated 7 January 2000.

2.    EXCHANGE RATES

Amounts denominated in US$ have, for the purpose of this document, been converted into pound sterling at an exchange rate of US$1.5159 to pound sterling1, being the closing mid-point exchange rate sourced from the Financial Times on 15 May 2000 (the last business day prior to the announcement of the Offer).

3.    SHARE PRICES

The market price of an SGB share is based on the closing middle market price of 159.5p for a SGB Share obtained from Bloomberg on 15 May 2000 (the last business day prior to the announcement of the Offer).

4.    MARKET CAPITALISATION

The market capitalisation of Harsco is based on the closing middle market price of US$29.69 for a Harsco share, obtained from Bloomberg on 18 May 2000 (the last practical date prior to the publication of the document).

5.    VALUE OF THE OFFER

References to the value of the Offer for the whole of the issued share capital of SGB assume the number of SGB Shares currently in issue to be 75,053,008. References to the value of the Offer assuming the exercise of all outstanding options assume the number of options to be 3,297,015.

6.    EARNINGS PER SHARE

The calculation relating to the basic pre-exceptional earnings per SGB Share of 24.8p is based on profit before exceptional items attributable to shareholders of pound sterling18.4 million and the weighted average number of Shares in issue during the year of 74,115,165.

The exit multiple of 10.1 times earnings per SGB Share for the year ended 31 December 1999 is calculated by dividing the Offer price of 250p by the basic pre-exceptional earnings as set out above.

7.    PREMIUM

The premium of the Offer price to the pre-announcement price of 56.7 per cent. is calculated on the basis of the Offer price of 250p and the market price per SGB Share as set out in paragraph 3 above.

                                   APPENDIX V

                             ADDITIONAL INFORMATION

1.    RESPONSIBILITY

Derek Hathaway as Chairman and Chief Executive Officer of Harsco and director of Harsco Investment, Robert Nation as Chairman of the Management Development and Compensation Committee of Harsco, James Scheiner as Chairman of the Audit Committee of Harsco, Dr. Robert Wilburn as Chairman of the Nominating Committee of Harsco, Salvatore Fazzolari as Senior Vice President, Chief Financial Officer and Treasurer of Harsco and director of Harsco Investment and Paul Coppock as Senior Vice President, Chief Administrative Officer, General Counsel and Secretary and Company Secretary of Harsco Investment (in this paragraph 1, "the Directors") are responsible for the information contained in this document save that the sole responsibility accepted by the Directors in respect of information relating to SGB, SGB's directors and the SGB Group has been to ensure that it has been correctly compiled from published sources and is fairly reproduced and presented. Subject as aforesaid, to the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information. The Directors accept responsibility accordingly.

2.    DIRECTORS

(a)   The directors of Harsco are as follows:
      Derek Hathaway
      Leonard Campanaro
      Andrew Sordoni III
      Jerry Jasinowski
      Robert Nation
      Carolyn Scanlan
      James Scheiner
      Joseph Viviano
      Robert Wilburn

      The Chief Financial Officer of Harsco is Salvatore Fazzolari. The Chief Administrative Officer of Harsco is Paul Coppock.

(b)   The directors of Harsco Investment are as follows:

      Derek Hathaway
      Salvatore Fazzolari

      The Company Secretary of Harsco Investment is Paul Coppock.

(c) As far as Harsco is aware, the directors of SGB are:

      Kenneth Minton
      Robert Stokell
      John Gains
      Michael Gatenby
      Peter Harrisson
      Kenneth Mansell
      Arthur Moore
      Andrew Scull
      Stephen Yapp


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

3.    MARKET QUOTATIONS

The following table shows the closing middle market quotations for SGB Shares as derived from the Daily Official List on the first dealing day in each of six months immediately prior to the date of this document, on 15 May 2000 (the last dealing day prior to the commencement of the Offer Period) and on 18 May 2000 (the latest practicable date prior to the publication of this document):

                                                   SGB
                                               Share price
Date                                            in pence
1 December 1999                                   262.5
4 January 2000                                    263.5
1 February 2000                                   245.5
1 March 2000                                      234.0
3 April 2000                                      214.0
2 May 2000                                        195.0
15 May 2000                                       159.5
18 May 2000                                       256.0

4.    IRREVOCABLE UNDERTAKING

An irrevocable undertaking to accept the Offer has been received in respect of the following SGB Shares:

                                                    SGB
Name                                              Shares
Mowlem                                          38,250,000

5.    DISCLOSURE OF INTERESTS AND DEALINGS

As at 19 May 2000 (the latest practicable date prior to the publication of this document):

(a)   Mowlem was interested in 38,250,000 SGB Shares.

(b) neither Harsco, Harsco Investments nor Mowlem nor the Directors of Harsco or Harsco Investments nor any member of their immediate families or related trusts or connected persons nor any persons acting in concert with Harsco owns, controls or (in the case of any director of Harsco or Harsco Investments or their immediate families or related trusts) is directly or indirectly interested in any relevant securities and no such person has dealt for value in any relevant securities during this disclosure period; and

(c) save as above and save for the irrevocable undertaking referred to in paragraph 4 above, neither Harsco, Harsco Investments, nor any person acting in concert with Harsco is a party to an arrangement with any director, recent director, shareholder or recent shareholder of SGB in relation to relevant securities including, in addition to indemnity and option arrangments, any agreement or understanding, formal or informal, of whatever nature, which may be an inducement to deal or refrain from dealing.

      For the purposes of this paragraph 5:

      "arrangement" includes any indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which may be an inducement to deal or refrain from dealing;

      "derivative" includes any financial product whose value in whole or in part is determined directly or indirectly by reference to the price of an underlying security but which does not include the possibility of delivery of such underlying securities;

      "disclosure period" means the period commencing on 16 May 1999 (the date 12 months prior to the commencement of the Offer period) and ending on 18 May 2000 (the latest practicable date prior to the publication of this document);

      "relevant securities" means SGB Shares and securities convertible into, or exchangeable for, rights to subscribe for and options (including traded options) in respect of, or derivatives referenced to SGB Shares.

      "control" means a holding, or aggregate holdings, of shares carrying 30 per cent. or more of the voting rights attributable to the share capital of the company which are currently exercisable at a general meeting, irrespective of whether the holding or aggregate holding gives de facto control.

6.    MATERIAL CONTRACTS

The following contracts have been entered into by members of the Harsco Group otherwise than in the ordinary course of business since 16 May 1998 (the date two years prior to the commencement of the Offer Period) and are or may be material:

(a) a pound sterling 190,000,000 term credit facility dated 18 May 2000 (the "Facility Agreement") between Harsco (as borrower and guarantor), Harsco Investment (as borrower), Chase Manhattan International Limited (as London Agent), The Chase Manhattan Bank (as administrative agent) and the Lenders (as defined in the Facility Agreement). The facility is underwritten by the Chase Manhattan Bank.

      The Facility Agreement is subject to the laws of the State of New York and contains limited conditions precedent, representations and warranties, covenants and events of default customary for this type of facility.

(b) a merger agreement dated 20 February 1998 between Harsco, H-Chemi Acquisition Corp. and Chemi-Trol Chemical Co., under which Harsco acquired Chemi-Trol Chemical Co. for a cash consideration of approximately US$46 million;

(c) an asset purchase agreement dated 9 September 1998 between Harsco and Amcast Industrial Corporation under which Harsco acquired the Superior Valve Company for a cash consideration plus assumption of liabilities, for a total consideration of approximately US$40 million;

(d) an asset purchase agreement dated 30 October 1998 between Harsco and Sulzer Chemtech USA Inc., for the sale by Harsco of Nutter Engineering for a cash consideration plus assumption of liabilities, for a total consideration of approximately US$37 million; and

(e) an agreement dated 30 January 1998, as amended 15 October 1999 between Harsco and Charter plc under which Harsco acquired Charter plc's Pandrol Jackson Limited railway track maintenance business for a cash consideration plus assumption of liabilities, for a total consideration of approximately US$65 million. Pursuant to a condition of the U.S. Department of Justice relating to Harsco's asset purchase of Pandrol Jackson, Harsco was required to dispose of certain assets of this business. This disposal does not constitute a material contract for the purposes of this paragraph 6 of Appendix V.

Save as disclosed above, no members of Harsco Group have entered into any contracts otherwise than in the ordinary course of business since 16 May 1998 (the date two years prior to the commencement of the Offer Period) that are or may be material.

7.    MATERIAL CHANGES

Save as disclosed elsewhere in this document, there have been no material changes in the financial or trading position of the Harsco Group since 31 December 1999 (the date to which the last audited accounts of Harsco were prepared).

The directors of Harsco are not aware of any significant change in the financial or trading position of the SGB Group other than as set out in the AGM Chairman's Statement which was released on 9 May 2000.

8.    INFORMATION ON HARSCO INVESTMENT

Harsco Investment, a newly-formed U.K. subsidiary of Harsco, has been formed to implement the Offer. To date, Harsco Investment has engaged in no activities other than those incidental to its organisation and making the Offer. Harsco Investment is a wholly-owned subsidiary of Harsco and is incorporated in England and Wales under registered number 3985379 having its registered office at Commonwealth House, 2 Chalkhill Road, London, W6 8DW.

9. OTHER INFORMATION

(a) Lazard is satisfied that financial resources available to Harsco Investment are sufficient to satisfy full acceptance of the Offer. Full acceptance of the Offer would involve the payment of approximately pound sterling195.9 million in cash by Harsco Investment, assuming the exercise of all options outstanding under the SGB Share Option Schemes.

(b) The Offer will be financed principally with funds from the term credit facility agreement, details of which are set out in paragraph 6(a) above and from Harsco's own resources. Harsco does not intend that the payment of interest on, the repayment of, or the security for, any liability (contingent or otherwise) will depend to any significant extent on the business of SGB.

(c) No agreement, arrangement or understanding exists whereby the legal or beneficial ownership of any of the SGB Shares acquired in pursuance of the Offer will be transferred to any other person, save that Harsco Investment reserves the right to transfer any SGB Shares so acquired to any other member of the Harsco Group.

(d) The registered office of SGB is 4th Floor, Lilly House, 13 Hanover Square, London WIR 0PA.

(e) The registered office of Harsco is 350 Poplar Church Road, P.O. Box 8888, Camp Hill, Pennsylvania, 17001-8888, U.S.A.

(f) Save as otherwise disclosed in this document, no agreement, arrangement or understanding (including any compensation arrangement) exists between Harsco Investment and/or Harsco or any person acting in concert with Harsco Investment and/or Harsco and any of the directors, recent directors, shareholders or recent shareholders of SGB having any connection with, or dependence on, or which is conditional on, the outcome of the Offer and there is no proposal existing in connection with the Offer whereby any payment or other benefit will be made or given to any director of SGB as compensation for loss of office or as consideration for or in connection with his retirement from office or otherwise in connection with the Offer.

10.   DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of Freshfields, 65 Fleet Street, London EC4Y 1HS during usual business hours on any weekday (weekends and public holidays excepted) while the Offer remains open for acceptance:

(a)   the restated certificate of incorporation and by-laws of Harsco;

(b)   the memorandum and articles of association of Harsco Investment;

(c) the published audited and consolidated accounts of Harsco for the last two fiscal years ended 31 December 1998 and 31 December 1999;

(d) the published audited consolidated accounts of SGB for the last two financial years ended 31 December 1998 and 31 December 1999;

(e)   the material contracts referred to in paragraph 6 above;

(f) copies of the irrevocable undertaking to accept the Offer given by Mowlem, as referred to in paragraph 4 above; and

(g)   this document and the Form of Acceptance.


20 May 2000

                                   DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise:

"COMPANIES ACT"            the UK Companies Act 1985 (as amended)

"CITY CODE"                the City Code on Takeovers and Mergers

"COMPUTERSHARE"            Computershare Services PLC, whose registered office
                           is at 7th Floor, Jupiter House, Triton Court, 14
                           Finsbury Square, London EC2A 1BR

"CREST" the relevant system (as defined in the CREST Regulations) in respect of which CRESTCo is the Operator (as defined in the CREST Regulations)

"CRESTCO"                  CRESTCo Limited

"CREST MANUAL"             the CREST manual referred to in the arrangements
                           entered into by CRESTCo

"CREST MEMBER"             a person who has been admitted by CRESTCo as a
                           system-member (as defined in the CREST Regulations)

"CREST PARTICIPANT"        a person who is, in relation to CREST, a
                           system-participant (as defined in the CREST
                           Regulations)

"CREST SPONSOR"            a CREST participant admitted to CREST as a CREST
                           sponsor

"CREST PERSONAL MEMBER"    a CREST member admitted to CREST as a personal member

"CREST REGULATIONS"        the Uncertificated Securities Regulations 1995

"ESCROW AGENT"             Computershare in its capacity as a CREST participant
                           under ID 3RA09

"FORM OF ACCEPTANCE"       the form of acceptance, authority and election
                           relating to the Offer accompanying this document

"HARSCO"                   Harsco Corporation

"HARSCO GROUP"             Harsco, its subsidiaries and subsidiary undertakings

"HARSCO INVESTMENT"        Harsco Investment Limited, a wholly-owned subsidiary
                           of Harsco

"LAZARD" Lazard Brothers & Co., Limited, financial adviser to Harsco and Harsco Investment

"LONDON STOCK EXCHANGE"    the London Stock Exchange Limited

"MEMBER ACCOUNT ID"        the identification code or number attached to any
                           member account in CREST

"MOWLEM"                   John Mowlem & Company PLC

"OFFER" the offer by Lazard, on behalf of Harsco Investment, to acquire the SGB Shares and where the context so requires any subsequent revision, variation, extension or renewal of such offer

"OFFER PERIOD"             has the meaning given to it in Part B of Appendix I
                           of this document

"OFFICIAL LIST"            the Daily Official List of the London Stock Exchange

"OPTIONHOLDERS"            holders of options granted under the SGB Share Option
                           Schemes

"PANEL"                    The Panel on Takeovers and Mergers

"PARTICIPANT ID"           the identification code or membership number used in
                           CREST to identify a particular CREST member or other
                           CREST participant

"RECEIVING AGENT"          Computershare in its capacity as receiving agent for
                           Harsco Investment for the purposes of the Offer

"SECURITIES ACT"           the United States Securities Act of 1933, as amended

"SGB"                      SGB Group PLC

"SGB GROUP"                SGB, its subsidiaries and subsidiary undertakings

"SGB SHAREHOLDER"          a holder of SGB Shares

"SGB SHARES"               the existing unconditionally allotted or issued and
                           fully paid ordinary shares of 40p each in the capital of SGB and any further such shares which are unconditionally allotted or issued and fully paid up on or before the date on which the Offer closes (or such earlier date(s) as Harsco
                           Investment Limited may, subject to the Code, determine) as a result of the exercise of any options

"SGB SHARE OPTION SCHEMES" such share option schemes as may be in existence in respect of SGB Shares

"TFE INSTRUCTION"          a transfer from escrow instruction (as defined in the
                           CREST manual issued by CRESTCo.)

"TTE INSTRUCTION"          a transfer to escrow instruction (as defined in the
                           CREST manual issued by CRESTCo. )

"UK" OR "UNITED KINGDOM"   the United Kingdom of Great Britain and Northern
                           Ireland

"UNCERTIFICATED FORM"      register of members of SGB as being held in
                           uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST

"US", "U.S.A" OR           the United States of America, its territories and
"UNITED STATES"            possessions, any state of the United States and the
                           District of Columbia and all other areas subject to its jurisdiction

"US GAAP"                  US generally accepted accounting practice or
                           principles

"US PERSON"                a US person as defined in Reputation S under the
                           Securities Act

"WIDER HARSCO GROUP"       Harsco and the subsidiaries and subsidiary
                           undertakings of Harsco or any company of which 20 per cent. or more of the voting capital is held directly or indirectly by Harsco or any partnership, joint venture or firm in which Harsco may be directly or indirectly interested

"WIDER SGB GROUP"          SGB and the subsidiaries and subsidiary undertakings
                           of SGB or any company of which 20 per cent. or more of the voting capital is held directly or indirectly by SGB or any partnership, joint venture or firm in which SGB may be directly or indirectly interested

For the purposes of this document, "subsidiary" and "subsidiary undertaking" have the respective meanings given by the Act.